Exhibit 99.1

RECENT DEVELOPMENTS

The information in this Form 6-K supplements the information contained in the Bank’s Form 20-F.  To the extent that the information included in this Form 6-K differs from the information set forth in the Form 20-F, you should rely on the information below.

RISK FACTORS

You should carefully consider the following risk factors, and the risk factors set forth under “Item 3. Key Information—D. Risk Factors” in our Form 20-F, which should be read in conjunction with all the other information presented in this Form 6-K and in our Form 20-F. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties that we do not know about or that we currently think are immaterial may also impair our business operations. Any of the following risks, if they actually occur, could materially and adversely affect our business, results of operations, prospects and financial condition.

Our growth and profitability depend on the level of economic activity in Chile.

As reported in our Form 20-F, our core business and transactions are with customers doing business in Chile. Accordingly, our ability to grow our business volumes and results of operations, as well as enhance our financial condition, in general, depends on the dynamics of the Chilean economy and specific macroeconomic variables such as inflation, unemployment, interest rates, consumption and investment. During 2020, the local economy was severely affected by the impact of the COVID-19 pandemic on overall activity, primarily as a result of the long-lasting lockdowns imposed by the Chilean Government in order to control the spread of the virus across the country, which translated into: (i) a spike in unemployment from 7.1% in December 2019 to a peak of 12.3% in the three-month period between August 2020 and October 2020, which decreased to 10.3% in December 2020, (ii) a 7.5% decline in private consumption, caused by the sharp decrease in disposable income and mobility restrictions, and (iii) a contraction of 11.5% in investment spending (gross fixed capital formation), since many investment projects were postponed in light of both uncertainty on the economic outlook, social distancing measures and lockdowns that impacted diverse economic sectors. These trends were mainly present in the second and third quarters of 2020, when the gross domestic product (“GDP”) declined 11.7% on average. However, by the end of the third quarter of 2020, economic activity began to recover as quarantines were lifted and certain industries, like construction, restaurants and manufacturing, returned to more normal activity. Likewise, household spending experienced some recovery based on the fiscal aid package implemented by the Ministry of Finance that resulted in direct money transfers for individuals and the two pension fund withdrawals approved by the Chilean Congress. Accordingly, in the fourth quarter of 2020, the local economy recovered to levels experienced in 2019, by advancing 0.01%. These trends resulted in an annual GDP contraction of 5.8% in 2020. In the first nine months of 2021, the Chilean economy began to show signs of a strong recovery, given both the low comparison base during same period in 2020 and a significant rebound in private consumption. According to figures reported by the Banco Central de Chile (the “Central Bank”), GDP recorded an expansion of 11.6% in the nine months ended September 30, 2021 as compared to the same period in 2020, primarily driven by household spending, which increased 21.9% as a result of significant support measures for individuals that began in 2020, such as direct money transfers from the Chilean Government and the positive effect of three withdrawals from pension funds on disposable income of individuals. Furthermore, most of the mobility restrictions imposed in 2020 were gradually lifted in 2021, as a significant part of the population became fully vaccinated and contagion rates decreased steadily, which supported the reactivation of diverse industries, particularly those associated with retail, mass consumption and services. Thus, as of September 30, 2021, the Chilean economy recovered to a pre-pandemic GDP level. In terms of investment in infrastructure, machinery and equipment, overall capital expenditures grew 8.5% in the nine months ended September 30, 2021 as compared the same period in 2020. Similarly, government spending expanded 11.0% in the nine months ended September 30, 2021, when compared to the same period in 2020, fostered by increasing social demands from the Chilean population and efforts deployed by the current administration in order to deal with the effects of the COVID-19 pandemic. Furthermore, the dynamics that boosted household consumption and, to a lesser extent, investment, together with constrained inventories, led the Chilean balance of trade (defined as exports minus imports) to become negative in the nine months ended September 30, 2021, as reported by the Central Bank.

Although the effects of the COVID-19 pandemic on the local economy and most relevant economies worldwide, such as China, the United States and main European countries, have mostly subsided or significantly improved and the worldwide vaccination process is in progress, it is not clear that new infection waves will not arise, given the appearance of continued or new virus mutations. In connection with this, we cannot assure you that the dynamics displayed by the Chilean economy in the nine months ended September 30, 2021 will remain or that the economic growth of the Chilean key international partners will improve or return to pre-COVID-19 levels. Also, given the social developments prompted by the COVID-19 pandemic and the impacts of the COVID-19 outbreak in Chile, we cannot rule out that the Chilean economy could severely decelerate, stagnate or even fall into recession in 2022, which could have a subsequent adverse effect on our business growth and the business growth of the Chilean banking industry in general.

Therefore, we cannot assure you that the local economy will grow in the coming years, as it has in the past, or that developments affecting the Chilean economy and the local banking industry will not materially affect our business, financial condition or results of operations. For more information, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Impact of COVID-19 in 2020,” “Item 3. Key Information—Risk Factors—COVID-19 or any other pandemic disease and health events will affect both the global and the Chilean economy, our business or results of operations and could affect our financial condition” and “Item 5. Operating and Financial Review and Prospects—Trend Information—Impact of COVID-19,” in our Form 20-F.

Our results of operations are affected by interest rate volatility and inflation.

As reported in our Form 20-F, our results of operations depend greatly on our net interest income, which represented 68.4% of our total operating revenues in the nine months ended September 30, 2021. Changes in nominal interest rates and inflation could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, resulting in net income reduction. Inflation and interest rates are sensitive to several factors beyond our control, including the Central Bank’s monetary policy, deregulation of the Chilean financial sector, local and international economic developments and political conditions, among other factors. In addition, changes in interest rates affect securities and other investments or assets that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Any volatility in interest rates could have a material adverse effect on our financial condition and results of operations. Also, real negative interest rates could negatively impact our ability to raise funding for our operations, particularly for short-term maturities, which could result in higher funding costs and lower net interest margin.

The average annual short-term nominal interest rate in Chile for 90 to 360 day deposits received by Chilean financial institutions was 2.97% in 2018, 2.72% in 2019 and 0.86% in 2020. The average long-term nominal interest rate based on the interest rate of the five-year bonds traded in the secondary market, issued by both the Central Bank and the Chilean Government, was 4.07% in 2018, 3.31% in 2019 and 1.94% in 2020. In the nine months ended September 30, 2021, interest rates began to steadily increase in Chile, particularly for longer maturities, based on various factors, including: (i) pension funds withdrawals that severely impacted the pricing of financial assets, (ii) expectations of higher inflation, and (iii) political uncertainty. Thus, in the nine months ended September 30, 2021 interest rates paid by Chilean banks on 90 to 360 day deposits averaged 0.83% based on an interest rate that averaged 2.52% in September 2021. In the months of October 2021 and November 2021 (through November 18, 2021) rates paid by Chilean banks on 90 to 360 day deposits averaged 3.59% and 4.24%, respectively. Similarly, in the nine months ended September 30, 2021, interest rates of the Central Bank’s five-year Chilean peso denominated bonds averaged 2.78%, with an average rate of 4.83% for the month of September 2021. Furthermore, in the months of October 2021 and November 2021 (through November 18, 2021) interest rates of the Central Bank’s five-year Chilean peso denominated bonds averaged 5.97% and 5.63%, respectively.

Inflation in Chile has been moderate in recent years, especially in comparison with periods of high inflation experienced in the 1980s and 1990s. High levels of inflation in Chile could adversely affect the Chilean economy, consumer purchasing power, household consumption and investment in machinery and equipment and, therefore, the demand for financing and our business. The annual inflation rate (as measured by annual changes in the Consumer Price Index (“CPI”) and as reported by the Chilean National Institute of Statistics) during the last five years and the first ten months of 2021 was:

Year	Inflation (CPI Variation)
2016	2.7%
2017	2.3
2018	2.6
2019	3.0
2020	3.0
2021 (through October 31, latest available data)	5.8%

Source: Chilean National Institute of Statistics

Although we benefit from a higher than expected inflation rate in Chile due to the structure of our assets and liabilities (we have a significant net asset position indexed to the inflation rate), significant changes in inflation with respect to current levels could adversely affect our results of operations and, therefore, the value of our securities.

Inflation and measures taken by the Central Bank to control inflation may adversely affect the Chilean economy, the banking business and results of operations and financial condition. In recent months, inflation has increased more than expected in Chile. Although we currently benefit from this increase due to our net asset structural position denominated in UF, we cannot assure you that our business, financial condition and results of operations will not be negatively impacted by increased and persistent levels of inflation in the future.

The measures adopted by the Central Bank in the past to control inflation have included the increase of the monetary policy interest rate, which has resulted in restricting demand and offer for loans while negatively affecting economic growth through constrained household spending and capital expenditures. In the nine months ended September 30, 2021, the Central Bank has increased the monetary policy rate from 0.5% to 0.75% in July, to 1.5% in August and to 2.75% in October 2021. Furthermore, the Central Bank has announced its intention to continue withdrawing the monetary stimulus by leading the monetary interest rate to neutral levels in the short-term, suggesting that further increases should take place in the remainder of 2021 and 2022. Since our liabilities generally re-price faster than our assets, sudden and sequential increases in short-term rates could affect our net interest margin.

For more information, see “Item 3. Key Information—Risk Factors—Risks Relating to our ADSs— Developments in international financial markets may adversely affect the market price of the ADSs and shares,” “Item 3. Key Information—Risk Factors—Risks Relating to our ADSs— COVID-19 or any other pandemic disease and health events will affect both the global and the Chilean economy, our business or results of operations and could affect our financial condition,” “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview—Inflation” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview—Interest Rates” in our Form 20-F.

Market turmoil could result in material negative adjustments to the fair value of our financial assets, which could translate into a material effect on our results of operations or financial condition.

As reported in our Form 20-F, over the last decade worldwide financial markets have been subject to stress that has resulted in sharp temporary changes in interest rates and credit spreads, including the effects of the COVID-19 pandemic, all of which has affected the worldwide and the local financial market. We have material exposures to debt securities issued by the Chilean Government and the Central Bank and other fixed-income investments in securities issued by local and foreign issuers. All of these are booked at fair value with direct impact on our profit and loss statement or in other comprehensive income. Therefore, these positions expose us to potential negative fair value adjustments in the short or medium term and to impairments in the long term, due to dramatic and unexpected changes in short- or long-term local and foreign interest rates and credit spreads. Any of these factors could have a material adverse effect on our results of operations and financial condition.

In the nine months ended September 30, 2021, the Chilean financial market has been affected by local forces including, but not limited to: (i) three pension fund withdrawals approved by the Chilean Congress to assist individuals in the context of the COVID-19 pandemic, (ii) expectations of higher inflation, and (iii) the political uncertainty associated with the run-off presidential election to be held on December 19, 2021. Also, in an effort to control inflation, the Central Bank increased the monetary policy rate three times between July and October 2021 from 0.5% to 2.75%, which could be the beginning of a tightening cycle that is expected to continue over the next year. These factors resulted in significant increases for nominal and real interest rates through the whole yield curve. For instance, the interest rates paid by Chilean banks on 90 to 360 day deposits increased from 0.40% in December 2020 to 4.24% in November 2021 (through November 18, 2021), while interest rates of the Central Bank’s five-year Chilean peso denominated bonds increased from 1.58% in December 2020 to 5.63% in November 2021 (through November 18, 2021). All of these factors have negatively impacted the market value of financial assets for the entire industry and us, including available-for-sale instruments. As of September 30, 2021, our available-for-sale portfolio amounted to Ch$ 3,440,313 million, which are mostly concentrated in bonds issued by the Central Bank and the Chilean Government. The approval of a fourth pension fund withdrawal and increased uncertainty on the second and final round of the presidential election to be held in December 2021 could cause further increases in short- and long-term local interest rates, which could continue impacting the economic value of our available-for-sale portfolio.

See also “Item 3. Key Information—Risk Factors—Risks Relating to our ADSs— Developments in international financial markets may adversely affect the market price of the ADSs and shares” and “Item 3. Key Information—Risk Factors—Risks Relating to our ADSs— COVID-19 or any other pandemic disease and health events will affect both the global and the Chilean economy, our business or results of operations and could affect our financial condition,” in our Form 20-F.

Any downgrade in Chile’s or our credit rating could increase our cost of funding, affecting our interest margins, results of operations and profitability.

As reported in our Form 20-F, our credit ratings determine the cost and the terms upon which we are able to obtain funding in the ordinary course of business. Rating agencies regularly evaluate us by taking into account diverse factors, including our financial strength, the business environment and the economic backdrop in which we operate. Thus, methodologies used by rating agencies evaluate Chile’s sovereign debt ratings when determining our ratings. During 2020, Standard & Poor’s Ratings Service (“S&P”) and Moody’s Investors Service (“Moody’s”) did not change Chile’s sovereign credit rating, which were maintained at A+ and A1, respectively, with negative outlooks. However, Fitch Ratings Service (“Fitch”) changed Chile’s sovereign credit rating from A to A-, with stable outlook. Also, S&P maintained its outlook on Chile’s sovereign credit rating as negative, whereas in August 2020 and October 2020, Moody’s and Fitch, respectively, revised the outlook for Chile’s sovereign credit rating from stable to negative and from negative to stable, respectively. Following these actions, on March 24, 2021, S&P downgraded Chile’s sovereign credit rating from A+ to A, while modifying the credit outlook from negative to stable in September 2021. The credit action taken by S&P was founded in the expected negative effects due to the COVID-19 pandemic and the effects of increasing social pressures that may lead the government to incur further social expenses and increase Chile’s current fiscal deficit in the long-run. Given the credit action taken by S&P on Chile’s sovereign credit rating, this rating agency also downgraded four local banks (excluding us) by one notch, while maintaining the negative outlook for the whole banking industry (including us), with the exception of Banco Estado (a state-owned bank) that received a stable outlook. In June 2021, S&P improved the outlook for two banks from negative to stable, excluding us.

As of the date of this report, S&P and Moody’s maintained our credit rating for unsecured long-term debt at levels of A and A1, respectively, both with a negative credit outlook (downgraded from the stable outlook in April 2020) due to the effects of the COVID-19 pandemic on the Chilean economy and banking activity, in conjunction with the slowdown evidenced by the Chilean economy since the social turmoil in October 2019. While Chile’s current long-term debt credit ratings remain investment grade, these credit ratings may deteriorate further and adversely affect our credit rating.

Any downgrade in our debt credit ratings could result in higher borrowing costs for us, while requiring us to post additional collateral or take other actions under some of our derivative and other contracts, and could limit our access to capital markets. All of these factors could adversely impact our commercial business by affecting our ability to: (i) sell or market our products, (ii) obtain long-term debt and engage in derivatives transactions, (iii) retain customers who need minimum ratings thresholds to operate with us, (iv) maintain derivative contracts that require us to have a minimum credit rating and (v) enter into new derivative contracts, which could impact our market risk profile, among other effects. Any of these factors could have an adverse effect on our liquidity, results of operations and financial condition.

Due to (i) the volatility in the financial markets and concerns about the soundness of developed and emerging economies, (ii) the still unpredictable impacts or lagged effects of the COVID-19 pandemic on the global and the local economies, and (iii) potential changes to be introduced in the fiscal policy or long-term government spending by the current or future government administrations in Chile, we cannot assure you that rating agencies will maintain our and Chile’s sovereign debt current ratings and outlooks.

Restrictions imposed by regulations may constrain our operations and thereby adversely affect our financial condition and results of operations.

In addition to the bills mentioned in our Form 20-F, related to loans and credit products, new bills have been introduced recently by members of the Chilean Congress. Some of these new bills, if enacted, may increase the costs of our consumer loan and mortgage products by setting higher mandatory protections for customers. Furthermore, one of these bills introduces additional requirements to judicially exercise rights attained to mortgage loan collaterals; others may limit our capacity to gather detailed information throughout our risk evaluation process by, for instance, setting higher privacy standards.  Since most of these bills are currently at early stages in the Chilean Congress, there is no certainty whether any or all of them will be further discussed or not, and as to when or how these bills could change the current regulatory framework if approved. Therefore, we cannot determine or assure you whether they will materially affect our business and, in turn, our financial condition and results of operations in the future.

From the taxation perspective, in September 2021 the Chilean Government sent to Congress for discussion a bill to reduce or eliminate certain tax exemptions in order to obtain additional resources to finance certain changes to the Chilean pension system. This proposed bill includes repealing tax exemptions for capital gains on stocks and mutual funds complying with certain requirements, proposing to tax capital gains in accordance with the general tax regime (corporate taxes —semi-integrated system or SME— plus personal taxes). As of the date of this report, there is no certainty whether this legislation will pass or if the proposed draft will be modified. Therefore we cannot yet determine or rule out whether this legislation, if passed, could have a material impact on us in the future or not, including (i) a decrease in fee income from stock trading carried out by our Securities Brokerage or Mutual Funds subsidiaries, and (ii) lower traded volume of our shares in Chile, among other factors. For more information on current tax regulation (Law No. 21,210), please see “Item 4—Information on the Company—Regulation and Supervision—Amendments to the Reform that Modified the Chilean Tax System” and “Item 10—Additional information—Taxation—Chilean Tax Considerations” in our Form 20-F.

In August 2021, Law No. 21,365 was enacted, regulating interchange fees in the payment card market in Chile. An autonomous and technical committee was created to determine, on a periodic basis, the fees or rates to be charged by payment card issuers such as banks (“Interchange Rates”) to the operating companies (acquirers). The technical committee is comprised of four members, each appointed by the following institutions: the Central Bank; the CMF; the Office of National Economic Prosecution (Fiscalía Nacional Económica); and the Ministry of Finance. This committee has six months to announce the first transitory limits and, afterwards, Interchange Rates will be reset every three years. Given the uncertainty regarding the limits on Interchange Rates that could be determined by this technical committee, we cannot yet assure whether this new regulation will or will not have a negative impact on the banking industry and on our results of operations.

Changes in regulations may also cause us to face increased compliance costs and limitations on our ability to pursue certain business opportunities and provide certain products and services. As some banking laws and regulations have been recently adopted, the way they are applied to the operations of financial institutions is still evolving. We cannot generally assure that laws or regulations will be adopted, enforced or interpreted in a manner that will not have a material adverse effect on our business and results of operations

Modifications to reserve requirements may affect our growth capacity and margins.

As reported in our Form 20-F, according to Chilean banking regulation, demand deposits and time deposits are subject to reserve requirements of 9.0% and 3.6% (with terms of less than one year), respectively. However, the Central Bank is entitled to require banks to maintain reserves of up to 40.0% for demand deposits and up to 20.0% for time deposits, to the extent needed for monetary policy purposes. In addition, if the aggregate balance of demand deposits and other demand accounts (e.g., deposits in current accounts, other demand deposits or obligations payable on demand and incurred in the ordinary course of business, saving deposits that allow unconditional withdrawals that bear a stated maturity, and other deposits payable immediately unconditionally) held by a bank exceeds 2.5 times its regulatory capital, that bank is required to set a technical reserve equivalent to the full amount of the excess. In this regard, as part of the implementation of Basel III, the new regulation set by the General Banking Act establishes that systemically important banks could be subject to stricter technical reserve requirements since the threshold of 2.5 times the regulatory capital could be reduced to 1.5 times. Conditions to set this additional requirement are part of the powers of the Comisión para el Mercado Financiero (the “Chilean Financial Market Commission,” or the “CMF”), although the decision to impose such additional requirement must be agreed with the Central Bank. On March 31, 2021, the CMF announced that six local banks (including us) were designated as systemically important banks. However, as of the date of this report, we have not received notice about the amount of additional capital requirements or the systemic buffer that will be imposed on us.

We cannot assure you that we will not be subject to such requirement in the future, which in turn could impact our capacity to afford balance sheet growth and could have a material adverse effect on our net interest margin.

COVID-19 or any other pandemic disease and health events will affect both the global and the Chilean economy, our business or results of operations and could affect our financial condition.

As mentioned in our Form 20-F, since the first cases of COVID-19 were detected in Chile during March 2020, the Chilean Government has taken various measures in order to prepare for and safeguard the country from a mass contagion and to contain and control the spread of COVID-19. In March 2020, the Chilean Government declared a state of catastrophe in the entire country, which restricted freedom of movement and gathering. During the state of catastrophe partial or total lockdowns with varying levels of severity and length took place in most of Chile’s regions, particularly during the second and the third quarters of 2020, which covered approximately 60% of the Chilean population in the peak of the pandemic. In the fourth quarter of 2020, the level of contagion decreased significantly and lockdowns started to be lifted. Likewise, vaccination started by the end of 2020 and continued throughout 2021. Notwithstanding this, a second wave of contagion appeared by mid-March 2021, which caused the Chilean Government to implement total lockdown for some neighbourhoods and restrict some economic activities. The contagion rate began to decrease as a greater portion of the target population became vaccinated, which led the Chilean Government to end the state of catastrophe on September 30, 2021. By mid-October, however, the contagion rate began to gradually increase, although health authorities have discarded a new contagion wave, given the high rate of vaccination. As of September 30, 2021, approximately 80% of the target population had received at least one dose of the vaccine and approximately 74% of the target population had been fully vaccinated, including individuals that have received a third booster dose. The Ministry of Health defines “target population” as (1) critical population (i.e. individuals exposed to infection due to their work or functions); (2) healthy population (i.e. individuals between the ages of 18 and 59); and (3) population at risk (i.e. individuals with an increased risk of experiencing grave morbidity, sequels or death due to COVID-19 by reason of age or pre-existing conditions). The Chilean Government has also begun vaccinating children under 18 years of age and is currently rolling out the booster shot. Moreover, on September 6, 2021 the Public Health Institute (Instituto de Salud Pública) granted the necessary emergency approval for the vaccination of children between 6 and 12 years of age.

With the end of the state of catastrophe, the Chilean Government modified the restriction program named “step-by-step”, which had been in effect since March 2020. The new program includes five stages ranging from total restriction (lockdown) to advanced opening, depending on many factors, including the number of new cases per capita in a specific area, size of vulnerable population and access to health services. Depending on these factors, the health authority may impose new restrictions or advance to full reopening. Also, in order to promote vaccination, in November 2021 the Ministry of Health launched a new mobility pass, which will be required for individuals 12 years and older in order to have freedom for mobility while frequenting certain locations such as restaurants, cinema, stadiums, among others. Likewise, based on advances in vaccination, Chile has gradually begun to reopen its borders, enabling vaccinated foreigners to visit the country without major restrictions.

Vaccinations appear to be effective in slowing down the spread of COVID-19, while preventing an increase in the death toll. Also, the slow of the spread is also a factor contributing to the reactivation of the Chilean economy throughout 2021 as reflected by a GDP expansion of 11.6% in the nine months ended September 30, 2021, as compared to the same period in 2020. GDP growth has been mainly fostered by the significant increase of household spending and, to a lesser extent, by an increase in overall capital expenditures. The household spending has been driven by support measures for individuals including (i) direct money transfers (Emergency Income for the Family or Ingreso Familiar de Emergencia – “IFE”) ) from the Chilean Government, which considers monthly income for the months June, July, and August 2021, amounting to approximately U.S.$8,700 million according to Chilean Government, and then decreasing amounts for the months of September through December 2021, and (ii) three withdrawals from pension funds amounting to U.S.$47.3 billion as of November 22, 2021 (latest available date) plus one withdrawal from life annuities (rentas vitalicias) from life insurance companies, amounting to U.S.$1.1 billion as of November 19, 2021 (latest available date), as approved by the Chilean Congress, resulting in enhanced disposable income for individuals.

Also, the Chilean Government has provided support lending for microentrepreneurs, SMEs and middle market companies through its program of collateral funds (FOGAPE) by launching FOGAPE COVID and FOGAPE Reactiva Programs. To do this, in April 2020 the Chilean Government increased the amount of collateral funds by U.S.$3 billion, in order to facilitate their access to funding from banks. This FOGAPE COVID program guaranteed from 60% to 85% of the total amount borrowed by a company from the applicable banks depending on a company’s size (measured as annual turnover), which reduced the banks’ credit risk exposure. As the FOGAPE COVID program concluded in 2020, in February 2021, it was supplemented with the FOGAPE Reactiva Program, which was aimed at supporting microentrepreneurs, SMEs and middle market beyond working capital loans as the FOGAPE COVID program did, by also contemplating long-term funding for investment projects and debt restructuring. Thus, as of December 31, 2020, we had granted Ch$1,888,856 million in secured loans associated with the FOGAPE COVID program, and as of September 30, 2021, we had granted Ch$1,234,501 million in secured loans associated with the FOGAPE Reactiva Program. Notwithstanding the fact that we have received guarantees from the Chilean Government through its program of collateral funds for a portion of these loans, if customers holding these loans default, or they fail to timely comply with their payment obligations, this will result in higher levels of non-performing loans and require additional levels of provisions for loan losses. Also, under FOGAPE programs all other loans formerly granted to a customer from the applicable bank from which such customer receives FOGAPE loans were granted a six-month grace period. If customers default on these non-FOGAPE obligations when such grace period ends, this could also result in higher levels of non-performing loans and, therefore, in greater provisions for loan losses.

As new variants of the COVID-19 virus continue to arise all over the world, the long-term impacts of the COVID-19 pandemic are still uncertain, and it is hard to predict the duration of the pandemic and its effects on the global and Chilean economy and on our business. In this regard, we cannot assure you that the Chilean Government will not reinstate or impose new mobility restrictions if the contagion rate increases once again beyond reasonable levels, which is uncertain and cannot be predicted. For more information about the current status of COVID-19 in Chile, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below and “Item 5. Operating and Financial Review and Prospects—Trend Information” in our Form 20-F.

Our business growth, asset quality and profitability may be affected by political, legal and economic uncertainty, as well as social developments and the drafting of a new constitution in Chile.

As mentioned in our Form 20-F, our operations are highly dependent on the Chilean political and social environment, as most of our customers and borrowers do business in Chile. Thus, our results of operations could be negatively impacted by unfavorable political and diplomatic developments, social instability or unrest, as well as dramatic changes in public policies, including expropriation, nationalization, international ownership legislation, interest rate caps and tax policy.

In response to the social unrest which occurred in Chile in October 2019, the Chilean Government announced a social agenda intended to increase basic pensions, expand social health coverage, and reduce and stabilize tariffs for some public services, such as public transportation and electricity. To fund these initiatives, the Chilean Government and the opposition reached an agreement regarding a new tax reform that was passed by the Chilean Congress and enacted on January 29, 2020. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Income Tax and Item 10. Additional Information—Taxation—Chilean Tax Considerations” in our Form 20-F. Further, in November 2019, the majority of the local political parties agreed on a process to draft a new constitution that will replace the current one dating from 1980. The referendum to vote for a new constitution was carried out in October 2020, in which the choice for a new constitution obtained 78% of the votes and 79% of voters determined that a convention entirely comprised of citizens (the “Constitutional Convention”), instead of citizens and members of the Chilean Congress, will draft the new constitution. In May 2021, the participants of the Constitutional Convention were elected by the Chilean voters, with an overall majority of left-wing members, and the convention initiated its functions. Each new article of the Constitution will have to be approved by two thirds of the Constitutional Convention, a rule that was ratified in September 2021 by the convention itself. The Constitutional Convention will have approximately one year from May 2021 to complete the draft of the new constitution. An exit referendum with compulsory participation will then be held to approve or reject the new constitution. Notwithstanding the above, protests and demonstrations resumed in the beginning of 2021 and in October 2021, though more subdued than those experienced in October 2019.

The long-term effects of the social unrest are difficult to predict, but could include slower economic growth and higher unemployment rates, which could adversely affect our profitability and prospects. For example, an increase in the unemployment rate beyond what we predicted, or for a longer period than predicted, could diminish demand for loans and decrease our customers’ payment capacity to repay loans, increasing expected credit losses. Overall, we cannot assure you that the social unrest will decrease in Chile in the near future, and therefore, we can offer no assurance that it will not have a negative impact on economic growth, the overall Chilean business environment and our results of operations and financial condition.

Likewise, we cannot assure that any new constitution proposed by the Constitutional Convention, if finally approved by Chilean voters in a referendum, will not affect economic growth, the overall business sentiment, the banking business and, as a consequence, our results of operations or financial condition.

Similarly, presidential elections were held on November 21, 2021, with a run-off set for December 19, 2021. The two candidates receiving the highest majority of the votes in the election held on November 21, 2021 were Jose Antonio Kast, of the right-wing Frente Social Cristiano coalition, and Gabriel Boric, of the left-wing Apruebo Dignidad coalition. The winning candidate will take office for a four-year term beginning March 2022, being uncertain whether the Constitutional Convention will shorten this term, if a new constitution is approved in a referendum. In addition, during the elections of November 21, 2021, the whole Chamber of Deputies and half of the Senate were renewed, as well as all regional counselors (consejeros regionales). The Senate, composed of 50 senators is now comprised of 25 senators from right-wing parties, 23 senators from left-wing parties and two independent senators. The Chamber of Deputies, is composed of 155 deputies, of which 79 deputies are from left-wing parties, 68 deputies are from right-wing parties and eight deputies are independent or members of non-traditional parties. Since the final result of the presidential election is uncertain, we cannot assure you that the elected government will not impose or promote severe modifications to the existing economic and social policy framework in Chile or have a majority in the Chilean Congress to enable it to enact legislation, all of which could translate into higher uncertainty, deteriorated business sentiment and consumer confidence, lower or negative economic growth among other effects, all of which could negatively affect our results of operations and financial condition.

Reforms to labor and pension laws as well as labor strikes or slowdowns could adversely affect our results of operations.

In relation to labor law, in addition to the information provided in Item 3. Key Information—D. Risk Factors in our Form 20-F, during the last few months, new bills have been introduced by members of the Chilean Congress on this matter. Among these, one bill aims to gradually reduce the maximum working hours to 38 per week within the fifth year of its enactment, while precluding employers from reducing wages. Another bill seeks to increase the participation of employees in a companies’ profits. These proposed legislations, if approved and enacted, could translate into higher ongoing labor costs, which may have an adverse effect on our results of operations and our financial condition in the future.

With regard to pensions, as of the date of this report, uncertainty on the future of the Chilean pension system remains, since the Chilean Government has not been able to reach an agreement with the Chilean Congress to address an increase in the amount of pensions received by Chilean pensioners. However, it seems probable that regardless of which political coalition comes into power in March 2022, the new government will seek to introduce reforms to the Chilean pension system, which currently relies on individual capitalization. The proposals associated with the government programs of the coalitions that were voted to be included in the run-off for December 2021 include, but are not limited to: (i) replacing current private pension fund managers with a state-owned single manager, (ii) transitioning from individual capitalization to a collective pension system, (iii) reinforcing the current solidarity pillar while maintaining individual capitalization, and (iv) some initiatives in between. Based on these proposals it is not clear that pension funds will continue to operate under the current investment drivers and, therefore, we cannot assure you that the demand for both the long-term fixed-income securities we issue as debt to finance our operations and/or our shares of common stock will continue in the future as in the past, which could lead us to seek for alternative sources of funding in Chile and abroad.

Further, a fourth extraordinary withdrawal from the pension funds is currently under discussion by the Chilean Congress. As mentioned in our Form 20-F, since the pension fund managers usually invest a portion of the funds in certain debt instruments (for instance, bonds and time deposits), including those issued by all Chilean banks, including us, if the amount of funds available in the pension funds system continues to decrease, we will not be able to raise funds from pension fund managers as in the past. As a result, there would be further restrictions to our access to long-term financing, compelling us to seek alternative funding sources, which may bear more expensive interest rates and include higher transactional costs, and, as a consequence, may have an adverse effect on our net interest margin and hence results of operations and financial condition in the long term.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion of Banco de Chile’s results of operations for the nine months ended September 30, 2021 and 2020 should be read in conjunction with (i) our Form 20-F and, in particular, with “Item 4. Information on the Company–B. Business Overview” and “Item 5. Operating and Financial Overview and Prospects” therein, and (ii) our unaudited interim condensed consolidated financial statements as of September 30, 2021 and for the nine months ended September 30, 2021 and 2020 (the “Unaudited Financial Statements”), which are being furnished to the SEC as Exhibit 99.2 to this Form 6-K. The terms “Banco de Chile,” “the Bank,” “we,” “us” and “our” refer to Banco de Chile together with its subsidiaries, unless otherwise specified.

The Unaudited Financial Statements were prepared in accordance with Chilean Generally Accepted Accounting Principles (“Chilean GAAP”) as issued by the CMF. These Unaudited Financial Statements differ in some respects from our financial statements prepared in accordance with International Financial Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and included in our Form 20-F. See “Differences between IFRS and Chilean Bank GAAP” below and Note 41 to our Unaudited Financial Statements.

Trends and Factors Affecting Our Results of Operations

Developments in the Chilean Economy

Overview

In the first nine months of 2021, the Chilean economy began to show signs of a strong recovery, given both the low comparison base posed by the first nine months of 2020 and, more importantly, real economic growth, particularly steered by a boost in private consumption. According to figures reported by the Central Bank, GDP increased 11.6% in the first nine months of 2021 as compared to the first nine months of 2020, which was primarily driven by household spending increasing 21.9% in the first nine months of 2021, principally as a result of extraordinary support measures for individuals adopted by both the Chilean Government, in the form of direct money transfers, and the Chilean Congress, by approving three withdrawals from pension funds, all of which had a significant impact on liquidity and disposable income of individuals. Also, throughout the same period, most of the long-lasting mobility restrictions were gradually lifted as a significant part of the population became fully vaccinated and contagion rates decreased steadily, reactivating diverse industries, particularly those associated with retail, mass consumption and services. Based on these trends, as of September 30, 2021, the Chilean economy had already surpassed its pre-pandemic GDP level. On the investment side (particularly investment in infrastructure, machinery and equipment), overall capital expenditures also improved as depicted by the 8.5% growth in gross fixed capital formation. Similarly, government spending also expanded 11.0% in the nine months ended September 30, 2021 when compared to the same period in 2020, which has primarily been fostered by increasing social demands from the Chilean population and efforts deployed by the current administration in order to deal with the effects of the COVID-19 pandemic. On the other hand, given the dynamics that boosted household consumption and investment, constrained inventories led the Chilean balance of trade (defined as exports minus imports) to become negative in 2021.

Inflation

In the past, Chile has experienced high levels of inflation that affected private consumption, consumer sentiment, financial conditions and the results of various companies. Nevertheless, since the 1990s, inflation has been maintained under control through responsible monetary policy carried out by an independent Central Bank and the adoption of a successful inflation target policy. Thus, in Chile inflation is correlated to both local economic dynamics and external factors. In 2020, in spite of the significant impact of the COVID-19 pandemic on household spending and unemployment rates as a result of the lockdowns determined by Chilean health authorities, the CPI recorded a 12-month increase of 3.0%, which was equivalent to the target defined by the Central Bank for long-term inflation. This moderate increase was the consequence of deflationary pressures caused by both the impacts of the COVID-19 pandemic on household spending and the appreciation of the Chilean peso by the end of the year, both of which were more than offset by the temporary shortfall of certain products during the peak of the COVID-19 pandemic, as many economic sectors were restricted or suspended. In the first nine months of 2021, instead, the deflationary pressures seen in 2020 turned into inflationary forces, based on, among other things: (i) the sharp increase in individuals’ disposable income as a consequence of direct money transfers from the Chilean Government to support families when some mobility restrictions were still in place, (ii) the approval of three withdrawals from pension funds for a total amount of U.S.$47.3 billion as of November 22, 2021 (latest available date) plus one withdrawal from life annuities (rentas vitalicias) from life insurance companies, amounting to U.S.$1.1 billion as of November 19, 2021 (latest available date), and (iii) a significant depreciation of the Chilean peso against the U.S. dollar that amounted to 14.0% between December 31, 2020 and September 30, 2021, as compared to a depreciation of 4.3% between December 31, 2019 and September 30, 2020, as reported by Bloomberg. Whereas the depreciation of the Chilean peso impacted on the final price in Chilean pesos of imported goods or services dependent on imported goods, the effect of increased disposable income associated with support measures deployed by both the Chilean Government and the Chilean Congress had a second-round effect related to an aggregate supply that is not able to adapt instantaneously to changes on the demand for goods, pushing prices up. As a consequence of these factors, in the nine months ended September 30, 2021 the Chilean CPI index increased 4.4% and 5.3% in the twelve months ended September 30, 2021. In October 2021, the latest available date, the CPI index recorded a monthly increase of 1.34%, which resulted in an accumulated increase of 5.81% in the ten months ended October 31, 2021 and 6.02% in the twelve months ended October 31, 2021. Inflation has continued to be steered by liquidity levels among individuals that lingers in above average levels, political uncertainty associated to the run-off of the presidential election and global inflationary pressures, such as those caused by the increase in the price of oil, which has promoted household consumption in an environment where the offer of services and products has not yet adjusted to the increased demand.

Interest Rates

Interest rates earned and paid on our assets and liabilities reflect in part, inflation and expectations regarding future inflation, shifts in short-term interest rates related to the Central Bank’s monetary policies and movements in long-term real rates. The Central Bank manages short-term interest rates in order to achieve its long-term inflation target and provide the economy with financial stability.

According to information published by the Central Bank, the average annual short term nominal interest rate, based on the rate paid by Chilean financial institutions for 90 to 360 days Chilean peso denominated deposits, was 2.97% in 2018, 2.72% in 2019 and 0.86% in 2020. The average annual long-term nominal interest rate, based on the interest rate of the five-year Chilean peso denominated bonds in the secondary market, issued by both the Central Bank and the Chilean Government, was 4.07% in 2018, 3.31% in 2019 and 1.93% in 2020. In the nine months ended September 30, 2021, rates paid by Chilean banks on 90 to 360 day deposits averaged 0.83% based on an interest rate that averaged 2.52% in September 2021. In the months of October 2021 and November 2021 (through November 18, 2021) rates paid by Chilean banks on 90 to 360 day deposits averaged 3.59% and 4.24%, respectively. Within the same timeframe, rates of the Central Bank’s five-year Chilean peso denominated bonds averaged 2.78%. The trend adopted by interest rates in the nine-month period ended September 30, 2021 is a result of different dynamics. For short-term interest rates, the low interest rate levels were a direct result of the monetary stimulus deployed by the Central Bank once the COVID-19 outbreak took place in Chile in March 2020, taking the monetary interest rate from 1.75% to 0.5%, by carrying out two consecutive reductions of 0.75% and 0.5% in March and April 2020, respectively. The monetary policy interest rate remained at 0.5% until July 2021, when the Chilean Central Bank implemented a 25 basis point increment, which was supplemented with a 0.75% increase in August 2021 and a further 1.25% increase in October 2021, taking the monetary policy interest rate to 2.75%, in order to control inflationary pressures. As of November 18, 2021, the monetary policy interest rate remained at 2.75%. As for long-term interest rates, there has been a sharp increase in the local market, mainly attributable to the effect of: (i) pension fund withdrawals on the pricing of fixed-income securities, as pension funds have experienced significant liquidation of fixed-income positions to afford such withdrawals, (ii) expectations of higher inflation in the near future and (iii) political uncertainty associated with the presidential election that will define the administration that will take office in March 2022. As a result, according to the Central Bank, the interest rate of the five-year Chilean peso denominated bonds in the secondary market, issued by both the Central Bank and the Chilean Government, has increased from 1.58% in December 2020 to 4.83% in September 2021, 5.97% in October 2021 and 5.63% in November 2021 (through November 18, 2021).

Foreign Currency Exchange Rates

A portion of our assets and liabilities are denominated in foreign currencies, principally U.S. dollars. In the past, we have maintained and may continue to maintain gaps between the balances of such assets and liabilities. This gap includes assets and liabilities denominated in foreign currencies and assets and liabilities denominated in Chilean pesos that contain repayment terms linked to changes in foreign currency exchange rates. However, we generally offset this gap by taking hedging derivative positions that neutralize the effect of exchange rate volatility and/or foreign interest rates. Because foreign currency denominated assets and liabilities, as well as interest earned or paid on such assets and liabilities and gains (losses) realized upon the sale of such assets, are translated into pesos in preparing our financial statements, our reported income is affected by changes in the value of the peso with respect to foreign currencies, primarily the U.S. dollar. Adjustments to U.S. dollar-indexed assets are reflected as adjustments in net interest earnings and offset results in our foreign exchange position.

The relative value of the Chilean peso against the U.S. dollar and other currencies can be affected by several global and domestic factors, such as: (i) the evolution of the price of copper, which represents more than half of total Chilean exports, and therefore has a significant impact in terms of trade and offers of foreign currency in Chile, (ii) potential capital outflows from a further diversification of local investors overseas, (iii) potential capital inflows from the issuance of debt denominated in foreign currency by local companies and the Republic of Chile overseas, (iv) a higher fiscal deficit that potentially impacts long-term fiscal sustainability, and (v) higher political uncertainty resulting from the ongoing constitutional process, the run-off of the presidential election and the policies to be implemented by the next government. Based on the combination of these factors, the Chilean peso has depreciated approximately 14% against the U.S. dollar during 2021. However, since it is not possible to isolate the effects of these factors, we cannot assure you how developments in the local or the global economy can further affect the depreciation or appreciation of the Chilean peso in the future.

See “Item 3. Key Information—Selected Financial Data—Exchange Rates” and Item 3. Key Information—Risk Factors—Risks Relating to Chile—Currency fluctuations could adversely affect the value of our ADSs and any distributions on the ADSs” in our Form 20-F.

Impacts of COVID-19 in Nine-Month Period ended September 30, 2021

For information regarding the impacts of COVID-19 on our results of operations and financial condition in 2020, please see “Item 5. Operating and Financial Review and Prospects—Operating Results—Impacts of COVID-19 in 2020 in our Form 20-F.

In terms of the direct effect on our results of operations and financial condition in the nine months ended September 30, 2021, our performance continued to reflect the dynamics experienced by the local economy and the local banking system, as a consequence of GDP expansion that has been particularly the result of boosting household spending, mobility restrictions that began to be lifted as a result of improved sanitary conditions and unseen levels of liquidity among individuals. Therefore, the main drivers supporting our performance in the first nine months of 2021 are as follows:

●	Our loan portfolio began to gradually recover in 2021, in line with improvements from a sanitary perspective, such as the end of total lockdowns and the reopening of diverse economic activities, particularly those involving social interaction. Nonetheless, during the nine months ended September 30, 2021, most of the loan growth continued to be driven by low margin lending products, such as residential mortgage and commercial loans, while consumer loans started to display positive growth only in the third quarter of 2021. Overall, our loan book increased 5.7% in the nine months ended September 30, 2021, when compared to the same period in 2020. The expansion of the loan portfolio has been mainly due to: (i) a steady upward trend in residential mortgage loans growing 9.5% in the nine months ended September 2021, as compared to the same period in 2020, given the decoupling of this lending product from economic drivers due to a demand for housing that remained strong in the nine months ended September 30, 2021, which coupled with the effect of pension fund withdrawals on individuals’ disposable income that allowed them to finance part of the home value, (ii) commercial loans increasing 4.5% in the same period, mainly due to specific lending operations in the third quarter of 2021 in line with a moderate reactivation of investment expenditures postponed during the COVID-19 pandemic, and (iii) a growth of 2.1% in consumer loans, which represents the first positive 12-month change since December 2019, while reflecting trends revealed by the Central Bank in terms of a more dynamic demand for personal banking loans and a persistent easing of offer conditions as economic activity continues to rebound.

●	From the funding point of view, as nominal interest rates, particularly in shorter terms, remained at low levels throughout 2021, the contribution of our non-interest bearing demand deposits to our cost of funds continued to be negatively affected, since a scenario of low interest rates reduces the competitive advantage associated with holding demand deposit balances. The average balances of demand deposits increased by 35.2% in the nine months ended September 30, 2021, when compared to the same period in 2020. The increase in demand deposits was mainly attributable to the excess of liquidity among individuals due to non-recurrent factors, such as direct money transfers from the Chilean Government and the approval of three pension fund withdrawals. This trend in demand deposits coupled with mid-term financing provided by the Central Bank bearing the monetary policy interest rate (0.5%). In 2020, we raised Ch$3,110,600 million from the Central Bank and we made an additional request for Ch$1,237,800 million in the nine months ended September 30, 2021 bearing the same rate. Based on these drivers, in the nine months ended September 30, 2021, we carried out a few long-term bond placements while continuing to replace time deposits held by wholesale counterparties. As a result, demand deposits became our main source of funding.

●	In terms of results, in the nine months ended September 30, 2021, our net income was Ch$509,105 million, representing a 51.1% increase when compared to the Ch$336,824 million recorded in the same period in 2020. The main drivers of this change were improvements in both provisions for loan losses and net interest income. Provisions for loan losses recorded a sharp decrease of approximately 40.7%, in spite of the increase of Ch$113,000 million in additional allowances established in the nine months ended September 30, 2021 when compared to the same period of 2020, reflecting an overall improvement in the payment behavior of our customers, particularly in the retail banking segment, as a result of the liquidity surplus observed in the Chilean economy. The lower risk expenses coupled with an increase of 8.5% in net interest income, which was primarily attributable to the effect of increased inflation on the contribution of our structural UF net asset exposure. However, this was, to some extent, offset by lower interest earned on our balance sheet due to interest rates that have remained, for almost two years, at the lowest levels seen in the past decade, following the downturn caused by the COVID-19 pandemic, all of which resulted in the repricing of both assets and liabilities, while negatively impacting growth of higher interest rate lending products, such as consumer loans. These positive factors were, to some degree, offset by: (i) higher income tax associated with a greater amount of income before income tax in the nine months ended September 30, 2021, when compared to the same period in 2020, (ii) a moderate increase of 1.5% in operating expenses within the same period of time, mainly attributable to the low comparison base that represented the nine months ended September 30, 2020, when mobility restrictions were in place and commercial activity was severely affected for that reason, (iii) other income (loss) net decreasing 6.9% in the nine months ended September 30, 2021, when compared to the same period in 2020, primarily due to decreased performance of our treasury business caused by the high comparison base represented by the nine months ended September 30, 2020, when interest rates declined sharply in response to the monetary actions taken by the Central Banks in Chile and abroad to cope with the economic effects of the COVID-19 outbreak, benefiting our trading and investment portfolios in 2020, which was partly offset by higher benefits from Counterparty Value Adjustments for derivatives (“CVA”) in the nine months ended September 30, 2021 as compared to the same period in 2020, (iv) decreased fee-based income by 1.4%, mainly attributable to a high comparison base given that in 2020 we recognized a significant part of the upfront fee received from our alliance with an international insurance company, since most of the portfolios of life and non-life products had been migrated by the end of 2020, which was partly offset by both higher fee income from transactional services, in light of an increasing volume of transactions in 2021, as mobility gradually returned to mid-term levels, and also higher fees from mutual funds management, as investors began to move from fixed-income funds to equity funds.

●	From the capital adequacy perspective, however, we continued to maintain a sound equity base in the nine months ended September 30, 2021. The moderate increase of our balance sheet has resulted in an increase of 3.7% in risk-weighted assets in the nine months ended September 30, 2021, when compared to the same period in 2020. Along with this, in the nine months ended September 30, 2021, we have continued to bolster our equity base, as a result of: (i) the retention of Ch$242,837 million from the net distributable income recorded in 2020, an amount that is composed of both a capitalization rate of 40% (60% pay-out ratio) and the effect of inflation on our shareholders’ equity, (ii) a higher net income generated in the nine months ended September 30, 2021, when compared to the same period in 2020, by Ch$116,097 million (after deducting the amount set aside for dividends), and (iii) an improvement in cumulative other comprehensive income of Ch$50,871 million in the nine months ended September 30, 2021, as compared to the same period in 2020, which stemmed primarily from the increase in local long-term interest rates during 2021 that oppositely affected the fair value adjustment of derivatives held for hedge accounting purposes and the fair value of available-for-sale securities. Based on these trends, our total capital ratio improved to 16.5% as of September 30, 2021 from 15.0% as of September 30, 2020. Similarly, our common equity Tier 1 ratio improved from 11.6% to 12.4% within the same period. These ratios compare favorably to those displayed by our main peers as of September 30, 2021 (latest available information). For more information, please see “Business Overview—Competition” below in this Form 6-K.

Likewise, as part of our commitment to our customers and Chile, we implemented the National Support Plan (“Plan Nacional de Apoyo”) for individuals and SME customers. This plan supported our customers by reducing their financial burden during a specific time period of three to six months by: (i) postponing monthly installments of both residential mortgage and consumer loans, (ii) giving our customers certain facilities to pay their monthly credit card bill, (iii) providing our SME customers with special financing in the form of credits, and (iv) keeping our firm commitment to our SME providers by settling their invoices before ten days. As of December 31, 2020, we had rescheduled Ch$414,155 million of installments of consumer, mortgage and commercial loans and Ch$147,918 million related to credit card loans. Additionally, we continue aiding our customers by means of the special support program for small, medium and large companies associated with the FOGAPE-COVID (government-guaranteed) loan program promoted by the Chilean Government in 2020, in order to assist these kinds of borrowers. During 2020, we granted Ch$1,888,856 million in these types of secured loans. In February 2021, the Chilean Government created a new support program named FOGAPE-REACTIVA program, which was aimed at achieving a prompt economic recovery by promoting borrowing from banks to SMEs and middle market companies to finance working capital, investment projects and debt restructuring. As of September 30, 2021 we had granted Ch$1,234,501 million in loans related to this program. Also, throughout 2021, we have rescheduled mortgage installments for an amount of Ch$7,275 million.

For more information regarding potential economic or regulatory factors that could affect our results of operations or financial condition, see “Item 3. Key Information—Risk Factors— COVID-19 or any other pandemic disease and health events will affect both the global and the Chilean economy, our business or results of operations and could affect our financial condition” and “Item 5. Operating and Financial Review and Prospects—Trend Information in our Form 20-F.

Critical Accounting Policies

Please see Note 1 to our Unaudited Financial Statements included in this Form 6-K as Exhibit 99.2.

Differences between IFRS and Chilean GAAP

Chilean GAAP, as prescribed by the Compendio de Normas Contables para Bancos (the “Compendium of Accounting Standards”, the “Compendium” or “CNCB”), differs in certain respects from IFRS as issued by the IASB. See Note 41 to our Unaudited Financial Statements.

The main differences that should be considered by an investor are the following:

Loan loss allowances

The main difference between Chilean GAAP and IFRS 9 regarding loan loss allowances is that loan loss allowances under Chilean GAAP are calculated using expected loss models based on specific guidelines set by the CMF, which in turn are based on an expected losses approach. Additionally, with Board approval, a bank would be allowed to establish additional provisions to protect themselves from the risk of non-predictable economical fluctuations that could affect the macro-economic environment or a specific economic sector. Under IFRS 9 “Financial instruments,” allowances for loan losses are calculated based on the “expected credit loss” model. The CMF has not yet adopted IFRS 9 for banks and therefore the Bank has adjusted the Unaudited Financial Statements to fully comply with IFRS standards. The most significant impact of IFRS 9 on the Bank’s financial statements arises from the new impairment requirements. As a result of these accounting policies differences, our net income under IFRS was Ch$181,494 million higher than our internally reported net income for the nine months ended September 30, 2021. The impact on equity was Ch$409,672 million higher than our internally reported equity as of September 30, 2021.

Provisions for country risk and for contingent loan risk

Under Chilean GAAP, the Bank provisions for country risk cover the risk taken when holding or committing resources with any foreign country. These allowances are established according to country risk classifications established by the CMF and therefore are not in accordance with IFRS as issued by the IASB. Our Unaudited Financial Statements have been adjusted accordingly.

Under Chilean GAAP, the Bank has established allowances related to the undrawn available credit lines and contingent loans in accordance with the CMF. With the adoption of IFRS 9, provisions for contingent loans are calculated based on expected credit loss. The Bank has adjusted its Unaudited Financial Statements accordingly.

These differences do not materially impact our financial statements.

Business Combination

Under internal reporting policies, our merger with Citibank Chile was accounted for under the pooling of interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which we were the acquirer as required by IFRS 3 “Business Combinations.” Under IFRS 3, we recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognized. We have adjusted our Unaudited Financial Statements accordingly.

Provision for mandatory dividends

Chilean banks are required to distribute at least 30% of their net income to shareholders unless the shareholders unanimously approve the retention of profits. A bank may, however, be prohibited from distributing to shareholders even this 30% of its net income if such distribution would cause the bank to violate certain statutory capital requirements. In accordance with internal reporting policies, we record a minimum dividend allowance of at least 60% of the period’s net distributable income, as permitted by the CMF. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law. This accounting difference does not lead to differences in net income. Given this adjustment, the equity under IFRS was Ch$73,404 million higher than our internally reported equity as of September 30, 2021.

Assets Received in Lieu of Payment

The Compendium of Accounting Standards requires that the assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written off if not sold after a certain period of time in accordance with specific guidelines established by the CMF. Under IFRS, these assets are deemed non-current assets held for sale and their accounting treatment is set by IFRS 5 “Non-Current Assets Held for Sale and Discontinued Operations.” In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower. Accordingly, under IFRS these assets are not written off unless they were impaired. We have adjusted our Unaudited Financial Statements accordingly.

Suspension of Income Recognition on Accrual Basis

In accordance with the Compendium of Accounting Standards, financial institutions must suspend recognition of income on an accrual basis in their statements of income for certain loans included in the impaired portfolio. IFRS 9 and IAS 39 did not allow the suspension of accrual of interest on financial assets for which an impairment loss has been determined. As of January 1, 2018, the Bank adopted IFRS 9. Under IFRS 9, interest income is calculated by applying the effective interest rate to the gross carrying amount of financial assets, except for financial assets that have subsequently become credit-impaired (or “Stage 3”), for which interest revenue is calculated by applying the effective interest rate to their amortized cost (i.e., net of expected credit losses provision). Off-balance interests are recorded as interest income only if the Bank receives the related payments. This difference does not materially impact our Unaudited Financial Statements.

Deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. All of the aforementioned differences had an impact on deferred taxes, which resulted in net income under IFRS that was Ch$53,010 million lower than our internally reported net income for the nine months ended September 30, 2021.

In the table below is a reconciliation as of and for the nine months ended September 30, 2021 of the Bank’s Chilean GAAP statement of financial position and income statement to IFRS.

	As of September 30, 2021
	Chilean GAAP	Adjustment	Reclassification	Total IFRS
ASSETS	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	3,099,335	-	-	3,099,335
Cash items in process of collection	410,644	-	(250,011)	160,633
Financial assets held for trading (trading investments)	3,141,762	-	-	3,141,762
Investments under resale agreements	76,496	-	-	76,496
Financial derivative contracts	2,844,672	-	-	2,844,672
Interbank loans, net	2,017,505	497	-	2,018,002
Loans and account receivable at amortized cost (Loans and accounts receivables from customers, net)	32,404,479	(36,074)	-	32,368,405
Financial assets at fair value through OCI (Available for sale investments)	3,440,313	4,241	2,244	3,446,798
Held to maturity investments	302,532	-	-	302,532
Investments in associates and other companies	48,088	-	(2,244)	45,844
Intangible assets	68,401	33,410	-	101,811
Property, plant, and equipment	223,688	-	-	223,688
Right of use assets	103,224	-	-	103,224
Investments properties	-	-	12,566	12,566
Current taxes	671	-	(671)	-
Deferred taxes	387,291	(119,600)	-	267,691
Other assets	649,322	706	(23,108)	626,920
TOTAL ASSETS	49,218,423	(116,820)	(261,224)	48,840,379
LIABILITIES
Deposits and other demand liabilities	17,607,258	-	-	17,607,258
Cash items in process of being cleared	337,560	-	(250,011)	87,549
Obligations under repurchase agreements	111,438	-	-	111,438
Time deposits and other time liabilities	8,972,204	-	-	8,972,204
Financial derivative contracts	2,644,144	196	-	2,644,340
Interbank borrowing	4,814,758	-	-	4,814,758
Issued debt instruments	8,758,172	-	-	8,758,172
Other financial liabilities	259,116	-	-	259,116
Obligations for lease contracts	99,013	-	-	99,013
Current taxes	82,930	-	(671)	82,259
Deferred taxes	-	-	-	-
Provisions	882,161	(526,362)	(108,006)	247,793
Employee benefits	-	-	108,006	108,006
Other liabilities	608,030	-	(10,542)	597,488
TOTAL LIABILITIES	45,176,784	(526,166)	(261,224)	44,389,394
EQUITY
Attributable to the equity holders of the Bank
Capital	2,418,833	-	-	2,418,833
Reserves	703,571	172,655	27,800	904,026
Valuation adjustments	(19,214)	11,615	-	(7,599)
Retained earnings
Retained earnings from prior years	655,478	8,345	(27,800)	636,023
Income for the period	509,104	143,327	-	652,431
Minus: Provision for mandatory dividends	(226,135)	73,404	-	(152,731)
Non-controlling interest	2	-	-	2
TOTAL EQUITY	4,041,639	409,346	-	4,450,985
TOTAL LIABILITIES AND EQUITY	49,218,423	(116,820)	(261,224)	48,840,379

	For the nine months ended September 30, 2021
	Chilean GAAP	Adjustment	Reclassification	Total IFRS
	MCh$	MCh$	MCh$	MCh$
OPERATING INCOME
Interest income	1,515,435	2,370	390	1,518,195
Interest expense	(470,917)	-	-	(470,917)
Net interest income	1,044,518	2,370	390	1,047,278
Fee and commission income	427,087	-	-	427,087
Fee and commission expense	(85,882)	-	-	(85,882)
Net fee and commission income	341,205	-	-	341,205
Net income (expense) from financial operations	129,802	468	-	130,270
Net foreign exchange gain	(15,239)	-	-	(15,239)
Other operating income	25,720	(1,278)	-	24,442
Net operating profit before provision for loan losses	1,526,006	1,560	390	1,527,956
Provision for loan losses	(223,781)	190,200	-	(33,581)
NET OPERATING INCOME	1,302,225	191,760	390	1,494,375
Personnel salaries and expenses	(335,929)	-	-	(335,929)
Administrative expenses	(241,193)	-	-	(241,193)
Depreciation and amortization	(57,003)	-	-	(57,003)
Impairment of property, plant, and equipment	(3)	-	-	(3)
Other operating expenses	(26,178)	4,577	-	(21,601)
Total operating expenses	(660,306)	4,577	-	(655,729)
OPERATING INCOME	641,919	196,337	390	838,646
Income from investments in associates and other companies	(2,848)	-	(390)	(3,238)
Income before tax	639,071	196,337	-	835,408
Income tax expense	(129,966)	(53,010)	-	(182,976)
Net income from continuing operations	509,105	143,327	-	652,432
Income from discontinued operations	-	-	-	-
NET INCOME FOR THE PERIOD	509,105	143,327	-	652,432
Attributable to:
Equity holders of the Bank	509,104	143,327	-	652,431
Non-controlling interest	1	-	-	1
Earnings per share attributable to
Equity holders of the Bank:	509,105	143,327	-	652,432

On December 20, 2019, the CMF published Circular No. 2,243, which updates the instructions of the CNCB. The changes seek to achieve greater convergence with IFRS, as well as an improvement in the quality of financial information, to contribute to the financial stability and transparency of the banking system.

The main changes introduced to the CNCB correspond to:

●	Incorporation of IFRS 9 with the exception of the chapter on impairment of loans classified as “financial assets at amortized cost”. This exception is mainly due to prudential criteria set by the CMF. These criteria have given rise, over time, to the establishment of standard models that the banking institutions must apply to determine the impairment of the loan portfolio.

●	Formatting changes in the presentation of the Statement of Financial Position and Income Statement, when adopting IFRS 9 in replacement of IAS 39.

●	Incorporation of new presentation for the Statement of Other Comprehensive Income and the Statement of Changes in Equity and guidelines on financing and investment activities for the Statement of Cash Flows.

●	Incorporation of a “Management Comments” financial report (according to the IASB Practice Document No. 1), which will complement the information provided by interim and annual financial statements.

●	Modifications to some notes to the financial statements, such as: (i) financial assets at amortized cost and risk management, in order to comply with the disclosure criteria contained in the IFRS 7, and (ii) alignment of disclosures about related parties in accordance with IAS 24.

●	Changes in the accounting plan of Chapter C-3 of the CNCB, both in the coding accounts as well as in their description.

●	Modification to the criteria for suspending the recognition of interest accrual when any credit or one of its installments are 90 days or more overdue (Chapter B-2 of the CNCB).

●	Adaptation of limitations and precisions to the use of IFRS contained in Chapter A-2 of the CNCB.

The new standards were to be applicable as of January 1, 2021, with a transition date on January 1, 2020, and the change of criteria for the suspension of the recognition of interest income on an accrual basis as provided in Chapter B-2 of the CNCB, were to be adopted no later than January 1, 2021. However, due to the COVID-19 pandemic, the CMF issued Circular No. 2,249 on April 20, 2020, by which these updates will become applicable in January 2022 with a transition date on January 1, 2021, and the change of criteria for the suspension of the recognition of interest income on an accrual basis as provided in Chapter B-2 of the CNCB must be adopted no later than January 2022. The effects of the application of the suspension rule of interest and readjustments when any credit or one of its payments presents a default greater than three months will not have a significant impact on our results of operation or financial condition.

As of the date of this report, we have deployed human and technical resources through diverse IT projects that aim to address all the requirements associated with the adoption of the new Compendium. We believe that this strategy will enable us to be in full compliance with the guidelines established by the CMF through the Compendium at the beginning of the new framework implementation starting on January 1, 2022. Likewise, we do not expect material impacts in our results of operations or financial condition due to the adoption of the new Compendium.

Results of Operations for the Nine Months Ended September 30, 2021 and 2020.

The consolidated financial information presented in this section for the nine months ended September 30, 2021 and 2020 has been prepared in accordance with Chilean GAAP. In addition, to the extent that it is available and because we believe it is useful in analyzing our results, we have included information classified by the business segments that we use for internal reporting purposes. As mentioned earlier, information about our business segments is reported under our internal reporting policies or Chilean GAAP, which differ in significant respects from IFRS.

Net Income

The following table sets forth the principal components of our net income, as detailed in our Unaudited Financial Statements:

	For the Nine Months Ended September 30,
	2020		2021		% Increase (Decrease)
	(in millions of Ch$, except percentages)
Chilean GAAP:
Net interest income	Ch$	962,738	Ch$	1,044,518	8.5%
Net fees and commissions income		346,070		341,205	(1.4)
Other income (loss), net		150,620		140,283	(6.9)
Provisions for loan losses		(377,511)		(223,781)	(40.7)
Operating expenses		(650,599)		(660,306)	1.5
Income attributable to associates		(392)		(2,848)	626.5
Income before income taxes		430,926		639,071	48.3
Income taxes		(94,102)		(129,966)	38.1
Net income	Ch$	336,824	Ch$	509,105	51.1%

For the nine months ended September 30, 2021, our net income amounted to Ch$509,105 million, which denoted an increase of 51.1% or Ch$172,281 million when compared to the Ch$336,824 million recorded in the nine months ended September 30, 2020. The increase in net income was primarily attributable to a low comparison base given the negative effects of the COVID-19 pandemic on economic activity in the nine months ended September 30, 2020 and both higher inflation and improved business dynamics during the nine months ended September 30, 2021. For information on the impacts of the COVID-19 pandemic on our results of operations for the year ended December 31, 2020 please see “Item 5. Operating and Financial Review and Prospects–Trend Information–Impact of COVID-19” of our Form 20-F. In summary, the increase in net income in the nine months ended September 30, 2021 was mainly due to:

●	A decrease of 40.7% (or Ch$153,730 million) in provisions for loan losses. This decline was primarily a result of lower provisions of Ch$281,900 million in the nine months ended September 30, 2021 when compared to the same period in 2020, an effect that was mainly explained by credit quality indicators (non-performing loans), particularly in the retail banking segment, that have temporarily experienced significant improvements when compared to 2020, primarily steered by the measures taken by the Chilean Government, the Central Bank and the Chilean Congress to assist individuals and companies in coping with the aftermath of COVID-19. This credit quality improvement was, to some extent, offset by: (i) an increase of Ch$113,000 million in additional provisions established in the nine months ended September 30, 2021 when compared to the same period in 2020, which was decided by our board of directors for expected lagged effects in asset quality once the extraordinary liquidity measures disappear, (ii) negative exchange rate effect given the higher Chilean peso depreciation against the U.S. dollar in the nine months ended September 30, 2021 (+14.0%) as compared to the same period in 2020 (+4.3%), explaining an increase of approximately Ch$11,000 million in loan loss provisions, and (iii) loan growth that led to an increase of Ch$4,200 million in provisions for loan losses, based on average loans expanding 4.6% in the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020.

●	An increase of 8.5% (or Ch$81,780 million) in net interest income, from the Ch$962,738 million recorded in the nine months ended September 30, 2020 to Ch$1,044,518 million in the nine months ended September 30, 2021. This change was primarily due to increased inflation, which measured as UF variation reached 3.50% during the nine months ended September 30, 2021, as compared to the 1.41% recorded in the same period in 2020, resulting in approximately Ch$145,600 million of higher contribution of our UF-denominated net asset exposure associated with on-balance and off-balance UF positions. The positive effect of higher inflation was partly counterbalanced by a decrease in net interest income (excluding inflation effect) earned on our balance sheet by approximately Ch$63,600 million in the nine months ended September 30, 2021, when compared to the same period in 2020. This decrease was mainly attributable to the sharp decline in interest rates caused by the economic downturn as a result of COVID-19 and the decreased need for interest-bearing funding due to the significant increase in non-interest bearing liabilities.

These factors were partly offset by:

●	Higher income tax of Ch$35,864 million in the nine months ended September 30, 2021, when compared to the same period in 2020, mainly as a result of an increase of Ch$208,145 million in income before income tax;

●	A moderate increase of 1.5% in operating expenses as a consequence of both a low comparison base effect associated with mobility restrictions that where full in place during the second and the third quarters of 2020 and improved commercial activity during 2021 as those restrictions were gradually lifted, coupled with extraordinary personnel expenses in the nine months ended September 30, 2021 related to collective bargaining agreements and a special performance bonus to our staff;

●	Other income (loss) net decreasing Ch$10,337 million in the nine months ended September 30, 2021, when compared to the same period in 2020, primarily explained by a lower performance of our treasury business as a result of both the high comparison base represented by the nine months ended September 30, 2020, in the context of a sharp decrease in interest rates that benefited our trading and investment portfolios, which was partly offset by higher benefits from CVA for derivatives; and

●	Lower fees and commissions income of Ch$4,865 million in the nine months ended September 30, 2021 when compared to the same period in 2020, mainly attributable to a high comparison base given that in 2020 we recognized a significant part of the upfront fee received from our alliance with an international insurance company. This effect was partly offset by both higher fee income from transactional services, in light of an increasing volume of transactions in 2021 as mobility is gradually returning to mid-term levels, and also higher fees from mutual funds management as investors began to move from fixed-income funds to equity ones.

●	Higher losses from income attributable to associates, from a net loss of Ch$392 million in the nine months ended September 30, 2020 to a net loss Ch$2,848 million for the same period in 2021, which represents further deterioration of Ch$2,456 million. This effect was mainly associated with lower results from Transbank, which is the company that manages the operation of payment cards for most of the local banks. Upon a decision of the Chilean Antitrust Court (Tribunal de Defensa de la Libre Competencia), fees charged by Transbank were frozen in April 2021, which resulted in economic losses for Transbank, since former fees did not reflect higher operating costs. However, in September 2021, the Antitrust Court authorized Transbank, subject to certain conditions, to adjust fees, which is expected to improve Transbank’s results in the upcoming periods.

Net Interest Income

The following table sets forth the principal components of our net interest income and net interest margin, as detailed in our Unaudited Financial Statements for the nine months ended September 30, 2021 and 2020:

	For the Nine Months Ended September 30,
	2020		2021		% Increase (Decrease)
Chilean GAAP:		(in millions of Ch$, except percentages)
Interest revenue	Ch$	1,355,618	Ch$	1,515,435	11.8%
Interest expense		(392,880)		(470,917)	19.9
Net interest income	Ch$	962,738	Ch$	1,044,518	8.5%
Net interest margin (1)(2)		3.51%		3.47%

(1)	Net interest income divided by average interest-earning assets. The average balances for interest-earning assets, including interest readjustments, were calculated on a daily basis for the Bank’s balances and on a monthly basis for our subsidiaries’ balances.
(2)	Net interest margin includes the interest earned on trading securities, which is accounted for under Other Income (Loss) Net. Similarly, it includes average balances of trading securities.

For the nine months ended September 30, 2021, our net interest income was Ch$1,044,518 million, which represents an increase of 8.5% or Ch$81,780 million as compared to the Ch$962,738 million recorded in the nine months ended September 30, 2020. The increase in net interest income was mainly the consequence of:

●	An increase of approximately Ch$145,600 million in the contribution of our UF-denominated net asset balance sheet exposure, including both on-balance and off-balance sheet exposures. This impact was the result of higher inflation (measured as UF variation) of 2.10%, from 1.41% in the nine months ended September 30, 2020 to 3.50% in the same period of 2021. The increase in inflation took place in conjunction with an increase in our UF-denominated net asset exposure (considering on-balance and off-balance positions) in the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020.

●	A decrease of Ch$71,052 million in interests paid on saving accounts and time deposits during the nine months ended September 30, 2021, in comparison with the nine months ended September 30, 2020. This decline was primarily the consequence of: (i) a lower average interest rate paid on saving accounts and demand deposits, explaining approximately Ch$63,700 million of the lower interest expenses, and (ii) a decrease of approximately 18.8% in average balances in the nine months ended September 30, 2021 when compared to the same period of 2020, mainly due to decreased needs of funding with these types of liabilities in light of the sharp increase in non-interest bearing demand deposits.

●	Lower interest paid on long-term debt instruments (including commercial paper) of Ch$11,439 million in the nine months ended September 30, 2021 as compared to the same period in 2020. This decrease in interest expense was mainly due to: (i) a slight decrease in average interest rate paid on these types of liabilities in the nine months ended September 30, 2021, when compared to the same period in 2020, explaining approximately Ch$6,300 million of the lower interest expenses, and (ii) an overall decrease of 3.1% in average balances of debt issued (including commercial paper), fostered by the same phenomenon observed in saving accounts and demand deposits, which supported Ch$5,100 million of the lower interest expenses.

●	A decrease of Ch$5,523 million in interests paid on borrowings from financial institutions. This lower cost of funding was mainly the result of local and foreign interest rates that remained in the lowest levels seen in the last decade since March 2020, as part of the effort deployed by Central Banks in Chile and abroad in order to promote liquidity and economic activity during the COVID-19 pandemic. Therefore, the lower interest expense on borrowings from financial institutions was the joint consequence of: (i) lower average interest rate explaining approximately Ch$10,200 million of the lower interest expenses primarily attributable to the use of the lending facility program (FCIC) deployed by the Central Bank bearing a nominal interest rate of 0.5%, which was partially offset by (ii) an increase of approximately 40.5% in average balances in the nine months ended September 30, 2021, when compared to the same period in 2020, primarily attributable to the previously mentioned use of the lending facility program (FCIC) deployed by the Central Bank to promote liquidity in the local financial system and ensure lending to individuals and SMEs, from which we raised Ch$3,110,600 million in the first nine months of 2020 and an additional Ch$1,237,800 million in the first nine months of 2021.

These positive factors were partially offset by:

●	A decrease of Ch$142,396 million in interest revenues earned on loans to customers in the nine months ended September 30, 2021, when compared to the same period in 2020. This decrease was primarily the consequence of a lower average interest rate earned on our consolidated loan portfolio, explaining approximately Ch$182,000 million of the lower interest revenues, which was partially offset by an increase of 4.6% in average balances, which led to approximately Ch$39,600 million in higher interest revenues. The decline in the average interest rate earned on loans to customers was the result of opposing growth factors within our loan portfolio, affecting the loan book mix temporarily. On one hand, we recorded a decrease of 8.8% in the average balances of consumer loans, which is the lending product of the highest average interest rate given the risk profile, while the average balances of lower risk lending products, such as commercial loans and residential mortgage loans, accruing lower rates, grew 7.3% and 5.8%, respectively. The decrease in consumer loans was highly influenced by the economic downturn produced by the COVID-19 pandemic, which significantly affected demand for loans by individuals and more restrictive credit granting conditions in the context of increased unemployment, higher credit risk and customers’ deteriorated payment capacity. Furthermore, we were impacted by the fact that growth in commercial loans was primarily related to loans granted to SMEs as part of the government-guaranteed loans program bearing low interest rates. In summary, the decrease in interest revenues (excluding the effect of higher inflation) earned on loans was mainly influenced by: (i) lower interest earned on consumer loans (installment loans, credit cards and credit lines) decreasing Ch$93,477 million in the nine months ended September 30, 2021, when compared to the same period in 2020, and (ii) a decline of Ch$51,053 million in interest revenues earned on commercial loans, particularly concentrated in commercial credits, trade finance, factoring and overdraft loans. These effects were partly offset by slightly higher interest revenues on residential mortgage loans by Ch$2,134 million in the nine months ended September 30, 2021, when compared the same period in 2020, principally due to increasing loan balances.

●	Lower interest earned on available-for-sale and held-to-maturity fixed-income securities of Ch$5,900 million in the nine months ended September 30, 2021, when compared to the nine months ended September 30, 2020. This decline was largely attributable to the effect of lower average interest rate earned on these instruments caused by the sharp decrease in interest rates prompted by the COVID-19 pandemic and also to greater positions taken in UF-denominated instruments, which, excluding the effect of inflation, earn lower interest rates, all of which explained approximately Ch$9,400 million of the lower interest revenues in the nine months ended September 30, 2021, when compared to the same period in 2020. These factors were partly offset by an increase in average balances of 12.2%, partly used to comply with reserve requirements associated with high levels of demand deposits, and explaining an increase in interest revenues of approximately Ch$3,500 million.

Based on these factors, our net interest margin decreased from 3.51% in the nine months ended September 30, 2020 to 3.47% in the nine months ended September 30, 2021. This was due to the decrease in average interest rates earned on assets, given the increase in low margin interest earning assets related to short-term securities used in order to comply with reserve requirements associated with demand deposits.

Interest Revenue

The following table sets forth information regarding our interest revenue and average interest earning assets for the nine months ended September 30, 2021 and 2020:

	For the Nine Months Ended September 30,
	2020		2021		% Increase (Decrease)
Chilean GAAP:	(in millions of Ch$, except percentages)
Interest revenue	Ch$	1,355,618	Ch$	1,515,435	11.8%
Average interest earning assets:
Commercial loans		17,078,609		18,327,995	7.3
Residential mortgage loans		9,199,446		9,736,003	5.8
Consumer loans		4,277,232		3,902,648	(8.8)
Total loans		30,555,287		31,966,646	4.6
Repurchase agreements		49,253		79,868	62.2
Other Assets		568,391		214,385	(62.3)
Financial investments		4,521,713		5,075,109	12.2
Loans and advance to banks		1,541,549		3,472,566	125.3
Total	Ch$	37,236,193	Ch$	40,808,574	9.6%
Average rates earned on total interest earning assets (1):
Average nominal rates		4.85%		4.95%	–

(1)	Average rates earned on interest earning assets do not include the interest earned on trading securities, which is accounted for under Other Income (Loss) Net. However, it does include average balances of trading securities.

For the nine months ended September 30, 2021, our interest revenue was Ch$1,515,435 million, representing an 11.8% increase when compared to the Ch$1,355,618 million recorded in the nine months ended September 30, 2020. The increase was primarily due to the effect of increased inflation, as reflected by a UF variation of 3.50% in the first nine months of 2021, when compared to 1.41% as of September 30, 2020, which explains approximately Ch$338,400 million of the increase in interest revenues earned on our inflation-indexed assets. The increase in inflation is associated with diverse drivers, although principally the impact of higher than expected liquidity among individuals due to support programs and specific policies intended to assist them during the COVID-19 pandemic, and, to a lesser extent, the sharp depreciation of the Chilean peso against the U.S. dollar during the nine months ended September 30, 2021, all of which translated into higher overall prices in the Chilean economy. The effect of higher inflation coupled with average balances of interest-earning assets increasing 9.6% in the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020, which resulted in higher interest revenues of approximately Ch$47,900 million for the nine months ended September 30, 2021, when compared to the nine months ended September 30, 2020. This growth in average interest earning assets was concentrated in loans to customers and, particularly, in low interest lending products such as mortgage and commercial loans, as well as an expansion in our investment portfolio, which is mainly focused on low risk fixed-income securities. These positive effects were partially offset by the impact of lower average interest rates accrued on our interest-earning assets during the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020, explaining approximately Ch$199,900 million of the lower interest revenues. The lower average interest rate (excluding an inflation effect) earned on interest-earning assets has mainly been produced by interest rates at historically low levels since March 2020, when the COVID-19 outbreak began in Chile and caused the Central Bank to deploy an aggressive monetary policy by reducing the reference interest rate to 0.5% in April 2020 from 1.75% in mid-March 2020. This overnight rate remained at 0.5% until September 2021. Similarly, long-term interest rates were well below average throughout 2020, while starting to increase in 2021. In addition, lending products bearing high interest rates, such as consumer loans, declined significantly after the COVID-19 outbreak, as a result of lowered demand and more restrictive offer conditions due to increased credit risk.

As a result of these factors, the average interest rate earned on our assets, including the inflation effect, increased from 4.85% for the nine-month period ended on September 30, 2020 to 4.95% for the nine-month period ended on September 30, 2021.

Interest Expense

The following table sets forth information regarding our interest expense and average interest bearing liabilities for the nine months ended September 30, 2021 and 2020:

	For the Nine Months Ended September 30,
	2020		2021		% Increase (Decrease)
Chilean GAAP:	(in millions of Ch$, except percentages)
Interest expense	Ch$	392,880	Ch$	470,917	19.9%
Average interest bearing liabilities:
Saving accounts and time deposits (1)		10,182,889		8,271,821	(18.8)
Securities under agreements to repurchase		283,579		146,088	(48.5)
Borrowings from financial institutions		3,054,837		4,291,467	40.5
Debt issued		8,774,138		8,416,667	(4.1)
Commercial Papers		269,995		348,101	28.9
Lease Liabilities		137,572		110,535	(19.7)
Other financial obligations		170,794		139,195	(18.5)
Total	Ch$	22,873,804	Ch$	21,723,874	(5.0)%
Average rates paid on total interest bearing liabilities (1):
Average nominal rates		2.29%		2.89%
Average (Chilean peso denominated) non-interest bearing current account and demand deposits		12,306,336		16,643,451	35.2%

(1)	Includes interest-bearing demand deposits.

Our interest expense increased 19.9% or Ch$78,037 million in the nine months ended September 30, 2021, when compared to the Ch$392,880 million recorded in the nine months ended September 30, 2020. Similar to the effect observed in interest revenues, the increase in interest expenses was a result of a combination of mixed trends. First, the effect of higher inflation (3.50% as of September 30, 2021, as compared to 1.41% as of September 30, 2020) also translated into higher accrual on UF-indexed interest-bearing liabilities, which explains approximately Ch$184,100 million of the increase in interest expenses. This factor was to some extent offset by two effects: (i) lower average interest rates accrued on our interest-bearing liabilities, and (ii) a decrease in average balances of interest-bearing liabilities in the nine months ended September 30, 2021, when compared to the same period in 2020. In relation to interest rates, excluding the effect of inflation, average interest accrued on interest-bearing liabilities decreased, particularly as a consequence of local and foreign short-term interest rates that remained in historically low levels since March 2020 and for most of 2021, as a consequence of the monetary stimulus set by the Central Banks in Chile and abroad in order to deal with the effects of the COVID-19 pandemic on the global economy. This trend was also observed in long-term interest rates, although they started to increase during 2021 in Chile. However, based on reduced needs for long-term funding, we did not experience the impact of that trend in our funding for the nine months ended September 30, 2021. Overall, the lower average interest accrued on our interest-bearing liabilities explained a reduction of Ch$82,465 million in interest expenses in the nine months ended September 30, 2021, as compared to the nine months ended on September 30, 2020. The impact of lower average interest rates coupled with a decrease of 5.0% in average balances of interest-bearing liabilities. This was particularly fostered by average balances of saving accounts and time deposits declining 18.8%, which in turn was caused by a significant increase of 35.2% in average balances of non-interest bearing demand deposits. The sharp increase in demand deposits was mainly due to: (i) extraordinary liquidity levels among individuals as a result of government support programs and pension fund withdrawals, and (ii) nominal and real interest rates at historically low levels in the past decade, which led deposit holders to prefer liquidity (non-interest bearing deposits) rather than profitability. The surge in demand deposits resulted in a reduced need for interest-bearing funding. As a result, lower average balances explained approximately Ch$26,100 million of the decrease in interest expenses.

Based on these factors, the average interest rate, including the effect of higher inflation, accrued on our interest bearing liabilities increased from 2.29% as of the nine months ended September 30, 2020 to 2.89% as of the nine months ended September 30, 2021.

Net Fees and Commissions Income

The following table sets forth certain components of our fees and commissions income (net of fees paid to third parties that provide support for those services) for the nine months ended September 30, 2021 and 2020:

	Nine Months Ended September 30,
	2020		2021		% Increase (Decrease)
Chilean GAAP:	(in millions of Ch$, except percentages)
Mutual funds	Ch$	69,716	Ch$	79,267	13.7%
Insurance		104,606		70,852	(32.3)
Current accounts, overdrafts, credit lines and credit cards		54,957		58,641	6.7
Demand accounts and ATMs		39,870		49,699	24.7
Letters of credit, guarantees, collateral and other contingent loans		20,526		22,055	7.4
Collection services		13,277		12,361	(6.9)
Stock brokerage		9,797		11,337	15.7
Wire transfers and payment orders		9,885		11,238	13.7
Custody and trust services		6,427		7,028	9.4
Financial advisory services		3,128		4,872	55.8
Cash management services		3,029		4,343	43.4
Credits and factoring		3,091		2,921	(5.5)
Foreign trade and currency exchange		1,747		1,713	(1.9)
Teller services expenses		(3,606)		(3,225)	(10.6)
Credit pre-evaluation services		(127)		(80)	(37.0)
Other		9,747		8,183	(16.0)
Total	Ch$	346,070	Ch$	341,205	(1.4)%

Our income from fees and commissions amounted to Ch$341,205 million in the nine months ended September 30, 2021, which represents a 1.4% decrease when compared to the Ch$346,070 million recorded in the nine months ended September 30, 2020. This decline in fee-based income was mainly attributable to:

●	A decrease of 32.3% or Ch$33,754 million in fees related to the insurance brokerage business from Ch$104,606 million in the nine months ended September 30, 2020 to Ch$70,852 million in the same period in 2020. This decline was primarily caused by a high comparison base given that in 2020 we recognized a significant part of the upfront fee received from our alliance with an international insurance company. This effect was partially offset by higher fee income related to the moderate recovery in loan origination, particularly consumer loans, in the third quarter 2021 which supported a 5.6% increase in written premiums in the nine months ended September 30, 2021, as compared to the same period in 2020, given the low comparison base amid the contraction experienced by the consumer loan business in 2020 due to a lower demand for loans and restricted offer conditions.

These factors were to some extent offset by:

●	An increase of 24.7% or Ch$9,829 million in net fees and commissions from demand accounts and ATMs from Ch$39,870 million in the nine months ended September 30, 2020 to Ch$49,699 million in the same period in 2020. This increase was primarily the consequence of an increasing volume of transactions in the context of the economic rebound seen in the nine months ended September 30, 2021 once mobility restrictions began to be gradually lifted as long as sanitary conditions improved, which resulted in higher use of both debit cards and ATMs, as reflected by transactions increasing 55.9% and 8.0%, respectively, in the nine months ended September 30, 2021, as compared to the same period in 2020, when mobility restrictions were fully in place.

●	An increase of 13.7%, or Ch$9,551 million, in fees and commissions from mutual funds management from Ch$69,716 million in the nine months ended September 30, 2020 to Ch$79,267 million in the same period in 2020. This increase was mainly the result of: (i) an expansion of approximately 9.3% in the average balance of assets under management, and (ii) a change in the portfolio mix from fixed-income funds to local and international equity funds, with the latter bearing higher fees. This change in the portfolio mix has been conducted by a shift in the investors’ preferences given the negative effects of the steady upward trend observed in local long-term interest rates in the nine months ended September 30, 2021, which have negatively affected the market value of fixed-income securities.

●	An increase of 6.7%, or Ch$3,684 million, in fees and commissions from transactional services (including current accounts, overdrafts, credit lines and credit cards) from Ch$54,957 million in the nine months ended September 30, 2020 to Ch$58,641 million in the same period in 2021. This increase was mainly due to the same drivers previously mentioned in terms of an increasing volume of transactions in 2021. Thus, part of the increase was due to increased use of credit cards, as reflected by transactions increasing 16.6% in the nine months ended September 30, 2021, as compared to the same period in 2020, which is aligned with the recovery in economic activity and, particularly, with higher household spending.

●	An increase of 55.8%, or Ch$1,744 million, in fee income related to investment banking services from Ch$3,128 million in the nine months ended September 30, 2020 to Ch$4,872 million in the same period in 2021, based on an increased number of transactions carried out in the same period in 2021, which was to some extent associated with a less favorable and a more uncertain environment in the nine months ended September 30, 2020, given the COVID-19 pandemic, for companies and investors to enter in long-term deals.

●	An increase of 15.7%, or Ch$1,540 million, in net fees and commissions related to securities brokerage from Ch$9,797 million in the nine months ended September 30, 2020 to Ch$11,337 million in the same period in 2021. The increase was the consequence of various factors. On the positive side: (i) higher fees from trading of foreign currency explained by an increase of 58.9% in the amount traded by our securities brokerage subsidiary, and (ii) higher trading of stocks that stemmed from a 9.3% increase in the stock trading turnover.

●	An increase of 7.4%, or Ch$1,529 million, in fees related to letters of credit and contingent loans, primarily attributable: (i) the depreciation of the Chilean peso against the U.S. dollar in the nine months ended September 30, 2021 (+14.0%) as compared to the same period in 2020 (+4.3%), and (ii) a moderate recovery in international trade in the nine months ended September 30, 2021, particularly associated with increased imports, and the low comparison base represented by 2020 in the context of the COVID-19 pandemic.

Other Income (Loss), Net

Other income (loss), net, consists of net gains and losses from financial operating income, net gains and losses from foreign exchange transactions and other operating income. Financial operating income results include gains and losses realized on the sale of securities, gains and losses from marking to market of securities and interest rate and currency derivatives at the end of the period. Net gains and losses from foreign exchange transactions include gains and losses realized upon the sale of foreign currency and foreign exchange derivatives and gains and losses arising from the period-end translation of foreign currency denominated assets and liabilities into pesos. Foreign exchange results also include net adjustments on U.S. dollar-indexed domestic currency transactions and existing interest rate differences in currency derivatives.

The following table sets forth certain components of our other income (loss), net, for the nine months ended September 30, 2021 and 2020:

	For the Nine Months Ended September 30,
	2020		2021		% Increase (Decrease)
Chilean GAAP:	(in millions of Ch$, except percentages)
Income on trading securities	Ch$	21,868	Ch$	17,698	(19.1)%
Gains (losses) from mark to market and sales		30,528		(12,322)	(140.4)
Financial Assets Held for Trading		52,396		5,376	(89.7)
Sales of Available for Sale Instruments		24,963		4,694	(81.2)
Net Gain (Loss) from other transactions		330		133	(59.7)
Derivative Instruments		(62,611)		114,932	(283.6)
Sales of Loan Portfolios		186		4,667	-
Total net financial operating (loss) income		15,264		129,802	750.4
Foreign exchange transactions, net		109,677		(15,239)	(113.9)
Other operating income, net		25,679		25,720	(0.2)
Total other income (loss), net	Ch$	150,620	Ch$	140,283	(6.9)%

Our other income (loss), net amounted to Ch$140,283 million in the nine months ended September 30, 2021, which denoted a 6.9%, or Ch$10,337 million, decrease as compared to the Ch$150,620 million recorded in the nine months ended September 30, 2020. This decline was primarily the result of:

●	A decrease of 113.9%, or Ch$124,916 million, in income from foreign exchange transactions from net gain of Ch$109,677 million in the nine months ended September 30, 2020 to a net loss of Ch$15,239 million in the nine months ended September 30, 2021. This decrease had mainly to do with lower results from foreign exchange adjustments of Ch$179,650 million related to our on-balance foreign currency liability exposure that mostly consists of long-term bonds issued in foreign currency. Thus, this net liability position was affected by a higher depreciation of the Chilean peso against the U.S. dollar in the nine months ended September 30, 2021 (+14.0%), as compared to the same period in 2021 (+4.3%). This result was partly offset by: (i) better results associated with our off-balance foreign currency net asset position in derivatives held for cash flows hedge accounting purposes for an amount of Ch$49,829 million, given the same trend in the Chilean peso depreciation previously mentioned, and (ii) better results from foreign exchange adjustment from assets denominated in local currency, but adjusted by the effect of changes in exchange rate (primarily leasing loans) by Ch$4,905 million.

●	A decrease of 89.7%, or Ch$47,020 million, in income from financial assets held for trading from Ch$52,396 million in the nine months ended September 30, 2020 to Ch$5,376 million in the nine months ended September 30, 2021. This decline was mainly the result of a high comparison base associated with positive results obtained throughout 2020 as a consequence of the sharp decrease in nominal and real interest rates once the COVID-19 virus began to spread in Chile, following the actions taken by the Central Bank and banks abroad in order to promote liquidity and economic activity. Shifts in interest rates initially had a positive effect on us in 2020, by benefiting from positive marking-to-market for fixed-income securities. However, after that initial impact, the low interest rate environment had a negative effect onwards by lowering the accrual on trading securities, all which explained the decline in the nine months ended September 30, 2021 when compared to the same period in 2021. These factors were amplified by increased positions taken in the Central Bank’s short-term notes to meet reserve requirements, which also carry low interest rates and accrue lower interest income in comparison with longer-duration securities.

●	A decrease in sales of available for sale securities of 81.2%, or Ch$20,269 million, from Ch$24,963 million in the nine months ended September 30, 2020 to Ch$4,694 million in the same period of 2020. This decline is also associated with a high comparison base, since as a consequence of the already mentioned decrease in interest rates in 2020 due to the COVID-19 pandemic, we benefited from, and realized positive marking-to-market of fixed-income securities by selling a significant part of our portfolio in the nine months ended September 30, 2020. However, during 2021, although short-term interest rates have mostly remained at low levels, long-term interest rates began to reflect the financial effects of pension funds withdrawals and the perception of higher inflation. Amid this environment, we have increased our positions in available for sale securities denominated in local currency in the nine months ended September 30, 2021, in order to profit from higher accrual within a business backdrop characterized by subdued loan growth.

The previous factors were partly offset by:

●	An increase of Ch$177,543 million, in income from derivatives from a net loss of Ch$62,611 million in the nine months ended September 30, 2020 to a net gain of Ch$114,932 million in the nine months ended September 30, 2021. This increase was principally explained by: (i) better results from foreign currency adjustments to the average net asset position held in foreign currency derivatives in the amount of approximately Ch$143,261 million, from a net loss of approximately Ch$70,283 million in the nine months ended September 30, 2020 to a net gain of approximately Ch$72,978 million in the same period in 2021, which was the consequence of both higher depreciation of the Chilean peso against the U.S. dollar in the nine months ended September 2021 (+14.0%), as compared to the same period in 2020 (+4.3%) and a change in the net foreign currency position in derivatives, which experienced some volatility in 2020, including asset and liability positions during the period, turning into persistent and increased net asset exposure in the nine months ended September 30, 2021, (ii) higher benefits from CVA for derivatives by Ch$16,142 million in the nine months ended September 30, 2021, when compared to a year earlier, mainly due to improved probabilities of default despite the depreciation of the Chilean peso, and (iii) positive interest rate adjustments to trading derivatives by approximately Ch$6,000 million in the nine months ended September 30, 2021, when compared to the same period in 2020, primarily explained by favorable shifts in local interest rates and inflation that benefited positions in the nine months ended September 30, 2021.

Provisions for Loan Losses

The following table sets forth information with respect to our provisions and allowances for loan losses and charge-offs for the nine months ended September 30, 2021 and 2020:

	For the Nine Months Ended September 30,
	2020		2021		% Increase (Decrease)
Chilean GAAP:	(in millions of Ch$, except percentages)
Provisions:
Gross provisions for loan losses (1)	Ch$	379,232	Ch$	131,187	(65.4)%
Additional Provisions		27,000		140,000	418.5
Total loan loss recoveries		28,721		47,406	65.1
Net provisions for expected credit losses		377,511		223,781	(40.7)
Charge offs:
Total charge offs		276,944		185,115	(33.2)
Net charge offs		248,223		137,709	(44.5)
Other asset quality data:
Total loans		31,308,308		33,080,858	5.7
Average Loans		30,555,287		31,966,646	4.6
Allowances for loan losses	Ch$	766,224	Ch$	676,379	(11.7)%
Additional Allowances	Ch$	240,252	Ch$	460,252	91.6%
Allowances for expected credit losses as a percentage of total loans		2.45%		2.04%	-
Total Allowances as a percentage of total loans(2)		3.21%		3.44%	-
Provisions for loan losses as a percentage of average loans		1.65%		0.93%	-

(1)	This amount includes provisions for due from banks, loans to customers and contingent loans.

(2)	Considers allowances for loan losses and additional allowances together, as a percentage of total loans.

Our provisions for loans losses recorded a decrease of 40.7%, or Ch$153,730 million, from Ch$377,511 million in the nine months ended September 30, 2020 to Ch$223,781 million in the nine months ended September 30, 2021. This decrease in credit risk expenses was primarily the result of an overall improvement in credit quality indicators despite (i) the higher additional provisions set during 2021 and (ii) a negative Chilean peso/U.S. dollar exchange rate effect. Thus, the main trends in credit risk can be summarized, as follows:

●	Lower loan loss provision of Ch$281,900 million in the nine months ended September 30, 2021, as compared to the same period in 2020, primarily as a result of credit quality indicators that have experienced significant upsurges in 2021, when compared to the same period of 2020, in both the retail and the wholesale banking segment. In fact, the retail banking segment drove approximately Ch$208,500 million of the total improvement, while the wholesale banking segment benefited from an effect of approximately Ch$73,400 million. The improved asset quality is mainly due to the effect of support measures for individuals including: (i) the Chilean Government direct money transfers (Emergency Income for Families), and (ii) three withdrawals from pension funds amounting to U.S.$47.3 billion as of November 22, 2021 (latest available date) plus one withdrawal from life annuities (rentas vitalicias) from life insurance companies, amounting to U.S.$1.1 billion as of November 19, 2021 (latest available date), as approved by the Chilean Congress, both resulting in enhanced payment capacity of customers and, accordingly, a steady improvement in asset quality indicators. The lower risk expenses were also fostered by the recalibration of group-based provisioning models that we carried out in 2020 to ensure that our provisioning models were adequately reflecting credit behavior seen in situations of economic contraction and new pieces of information in the context of the COVID-19 pandemic. The recalibration of our provisioning models resulted in a one-time effect of higher provisions for loan losses of Ch$71,051 million, accounted for in September 2020.

These positive effects were partly offset by:

●	Higher provisions for loan losses related to an increase of Ch$113,000 million in additional provisions from Ch$27,000 million established in the nine months ended September 30, 2020 to Ch$140,000 million set in the same period of 2021. The increase in additional provisions mainly reflects our aim to be prepared for any lagged effects on asset quality and non-performing loans indicators, once the excess liquidity we are seeing in the Chilean economy as a consequence of the Chilean Government support measures disappears.

●	An increase in provisions for loan losses due to a negative exchange rate effect of approximately Ch$11,000 million in the nine months ended September 30, 2021, when compared to the same period in 2020. This effect is mainly explained by a higher depreciation on the Chilean peso against the U.S. dollar in the nine months ended September 30, 2021 (+14.0%), as compared to the depreciation seen in the same period of 2020 (+4.3%), which had a negative impact on the allowances for loan losses related to the part of the loan portfolio denominated in U.S.-dollar.

●	An increase of approximately Ch$4,200 million in provisions for loan losses due to loan growth. This increase was supported by an expansion of 4.6% in the average balances of total loans in the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020, primarily due to an increase in the loan balances of commercial loans and residential mortgage loans.

Based on these drivers, our ratio of provisions for loan losses to average loans decreased from 1.65% in the nine months ended September 30, 2020 to 0.93% in the nine months ended September 30, 2021.

Regarding delinquency, our past-due loans (loans 90 days or more past-due) remained almost unchanged in absolute terms from Ch$305,157 million for the nine months ended September 30, 2020 to Ch$305,034 million for the nine months ended September 30, 2021. However, based on the growth recorded by our loan book in the nine months ended September 30, 2021, as compared to the same period in 2020, our past-due ratio (90 days or more past-due loans over total loans) declined from 0.98% to 0.92% within the same period.

This moderate decrease of Ch$123 million was primarily explained by the retail banking segment, which recorded a decline of approximately Ch$6,400 million, including decreases in certain lending product such as commercial and residential mortgage loans, jointly explaining a decrease of approximately Ch$19,000 million that was partly offset by an increase of approximately Ch$12,600 million in consumer loans, all in the nine months ended September 30, 2021 when compared to the same period of 2020. The decrease in delinquency in retail banking was the result of combined factors including: (i) exogenous factors appearing by the end of 2020 associated with monetary and fiscal aid packages implemented in Chile that remained for most of the first nine months 2021, (ii) three consecutive withdrawals from pension funds by individuals (as approved by the Chilean Congress), and (iii) a wide array of loan re-schedule programs set by most local banks and two programs of government-guaranteed loans (FOGAPE COVID and FOGAPE Reactiva) for companies through local banks, with a special focus on SMEs, all of which resulted in increased liquidity and temporary improvement in the customers’ payment behavior. These factors particularly supported the improvement in past-due loans associated with commercial and residential mortgage loans. In the particular case of consumer loans, the moderate increase had to do with a low comparison base in the nine months ended September 30, 2020 when origination of this type of loans decreased severely due to the COVID-19 pandemic and the re-schedule programs set by most of the banks. For these reasons, the past-due loans ratio (90 days or more past-due loans) for retail banking decreased from 1.27% in the nine months ended September 30, 2020 to 1.14% in the same period of 2021. On the other hand, past-due loans (90 days or more past-due loans) in the wholesale banking segment increased slightly from approximately Ch$55,900 million in the nine months ended September 30, 2020 to approximately Ch$62,200 million in the nine months ended September 30, 2021. Regarding this segment, the increase in delinquency was mainly due to lagged effects associated with the COVID-19 pandemic, mostly related to long-lasting lockdowns and a period when, despite the lifting of mass mobility restrictions, limits to allowable occupancy in certain areas and locations remained in place for longer. As a result, cash flows generating capacity of companies participating in high social interaction industries continued to be constrained. Although large companies also received some support from banks, fiscal policies were principally focused on SMEs. As a result, this segment recorded an increase of approximately Ch$6,200 million in past-due loans (90 days or more past-due loans) for the wholesale banking segment and the past-due loans ratio of this segment increased from 0.77% in the nine months ended September 30, 2020 to 0.69% in the same period in 2021, given the increase in the loan book managed by this segment.

Operating Expenses

The following table sets forth information regarding our operating expenses for the nine months ended September 30, 2021 and 2020:

	For the Nine Months Ended September 30,
	2020		2021		% Increase (Decrease)
Chilean GAAP:	(in millions of Ch$, except percentages)
Personnel expenses	Ch$	319,493	Ch$	335,929	5.1%
Administrative expenses:
Advertising		18,647		19,659	5.4
Building maintenance		36,279		31,669	(12.7)
Rentals and insurance		11,843		10,926	(7.7)
Office supplies		8,493		5,183	(39.0)
Other expenses		175,219		173,756	(0.8)
Total administrative expenses		250,481		241,193	(3.7)
Depreciation and amortization		54,868		57,003	3.9
Impairments		882		3	(99.7)
Other operating expenses		24,875		26,178	5.2
Total	Ch$	650,599	Ch$	660,306	1.5%

Our total operating expenses experienced an increase of 1.5% or Ch$9,707 million from Ch$650,599 million in the nine months ended September 30, 2020 to Ch$660,306 million in the nine months ended September 30, 2021. The moderate increase in operating expenses primarily due to:

●	An increase of 5.1%, or Ch$16,436 million, in personnel expenses from Ch$319,493 million in the nine months ended September 30, 2020 to Ch$335,929 million in the nine months ended September 30, 2021, mainly due to: (i) the effect of higher accrual of expenses derived from collective bargaining processes as a result of the agreements achieved with some of our unions in 2021, explaining Ch$3,769 million of higher personnel expenses, (ii) higher bonuses for a total amount of Ch$5,202 million in the nine months ended September 30, 2021 when compared to the same period last year, mostly associated with a special bonus granted to our staff in September 2021 to recognize the effort and commitment of our employees in these difficult times that allowed us to increase our net income on an annual basis, (iii) higher provisions for performance bonuses associated with the upsurge in commercial activity and results in the nine months ended September 30, 2021, as compared to the same period of 2020, explaining Ch$5,202 million in higher personnel expenses, given the low comparison base, (iv) an increase of Ch$3,888 million in severance payments as a consequence of the organizational restructuring that we have deployed since 2019, in pursuit of higher operating efficiency, which translated into a 7.0% decrease in headcount as of September 30, 2021, as compared to the same period in 2020, and (v) an increase of Ch$1,171 million in salaries, mostly associated with the recognition of higher inflation in salaries despite the decrease in headcount previously mentioned. These affects were partly offset by a decrease in other benefits, amounting to Ch$2,510 million.

●	An increase of 3.9%, or Ch$2,135 million, in depreciations and amortization from Ch$54,868 million in the nine months ended September 30, 2020 to Ch$57,003 million in the same period of 2021, which was mainly caused by the implementation of diverse IT projects related to cybersecurity and our digital transformation strategy.

●	Other operating expenses increasing 5.2%, or Ch$1,303 million, which was principally explained by higher operational write-offs in the nine months ended September 30, 2021, as compared to the same period in 2020.

These factors were partly offset by a decrease of 3.7%, or Ch$9,288 million, in administrative expenses, from Ch$250,481 million in the nine months ended September 30, 2020 to Ch$241,193 million in the nine months ended September 30, 2021. The main drivers explaining this decrease were: (i) a decrease of 27.0% or Ch$9,229 million in outsourced services from Ch$34,149 million in the nine months ended September 30, 2020 to Ch$24,920 million in the same period in 2021, which was mainly related to the deployment of efficiency initiatives such as the internalization of credit pre-evaluation services, (ii) lower fixed-assets maintenance costs of Ch$5,554 million primarily due to both lower expenses related to repairs made in 2020 as a consequence of the social upheaval that occurred in Chile in October 2019, and higher expenses in 2020 associated with the overhaul of our branch network in the context of our new service model, and (iii) office supply expenses decreasing Ch$3,310 million in the nine months ended September 30, 2021, when compared to the same period in 2020, primarily due to higher expenses in sanitation materials in 2020 due to increased local and international prices amid the worst effects of the COVID-19 pandemic . These factors were to some extent offset by: (i) increased IT and communication expenses of Ch$5,101 million primarily due to the implementation of both our digital transformation strategy and efficiency initiatives, (ii) an increase in security and cash vault services of Ch$2,111 million in the nine months ended September 30, 2020, as compared to the previous year, due to a more normalized commercial activity in the nine months ended September 30, 2021, as compared to 2020, when mobility restrictions were fully in place and only part of our branch network was operating on a full basis, and (iii) advertising expenses increasing by Ch$1,013 million, given more intensive campaigns to reinforce both commercial activity and ESG actions.

Income Tax

During 2018 the Chilean Government sent a bill to the Chilean Congress, which was intended to modernize the Chilean tax system by introducing a set of technical adjustments in order to simplify the current tax system, while incorporating new regulations related to the integration of the whole tax system and introducing new taxes on digital services, among other topics. The bill, however, was not passed by the Chilean Congress. Following the social crisis that took place in Chile in the fourth quarter of 2019, the current administration reformulated the proposed tax bill, in order to address new social demands by means of increasing tax collection, while giving up certain elements with the purpose of achieving an agreement. Thus, Law No. 21,210 was passed by the Chilean Congress on January 29, 2020 and enacted by the Chilean Government on February 24, 2020, to modernize the local tax system. The new law mainly focuses on: (i) promoting entrepreneurship measures by providing SMEs with a special tax regime based on total integration and a statutory tax rate of 25%, as opposed to large companies and corporations whom will continue to be subject to a semi-integrated system, while bearing a statutory corporate tax rate of 27%, (ii) implementing initiatives to promote private investment by introducing instantaneous or accelerated depreciation for fixed-assets, reducing the time frame to receive reimbursements of VAT paid on fixed-assets, while reducing or eliminating property taxes paid by elderly people, (iii) increasing taxes paid by high-income individuals by means of adding a new tax bracket of 40%, raising taxes on properties exceeding roughly U.S.$450,000 in assessed value, incorporating a regional green tax of 1% levied on investment projects exceeding U.S.$10 million (for the part of the excess) in fixed assets that were subject to environmental approval, a more restrictive treatment for capital gains obtained in stock markets, (iv) the discontinuation of the provision allowing Chilean holding companies that incur tax losses to claim a refund of the corporate income tax paid by their Chilean affiliates on dividends received by such holding company; (v) restricting requirements for private investment funds to benefit from preferential tax treatment; (vi) amending tax on emissions from thermal power plants, pursuant to Law No. 20,780, which changes the “taxable event” from emissions from boilers and turbines with a thermal capacity of 50 MWt or more, to emissions of polluted compounds or CO2 to the extent that they exceed legally-mandated thresholds; (vii) extending the ability to credit 100% of the corporate income tax to December 31, 2026 for investors residing in countries with which Chile has signed a tax treaty before January 1, 2020, even if such a treaty is not yet in force; (viii) creating a Taxpayer Protection & Advisory Agency, which aims to be a counterpoint to the Chilean Internal Revenue Service on taxation matters, and (ix) introducing a digital approach, which considers both the compulsory use of electronic bill and invoices, aimed at reducing tax evasion, and the imposition of VAT on digital services rendered from foreign countries.

Likewise, in order to alleviate the economic crisis resulting from the COVID-19 pandemic, the Chilean Government promoted diverse transitional tax measures, such as: (i) Law No. 21,225, enacted on April 2, 2020, that temporarily lowered the stamp duty tax from 0.8% to 0% for credits granted between April and September 2020, (ii) Law No. 21,299, enacted on January 4, 2021, that allowed customers to postpone up to six installments of mortgage loans based on a state guarantee (through the FOGAPE-COVID program), and (iii) Law No. 21,307, enacted on February 3, 2021, which provides state guarantees (through the FOGAPE-Reactiva Program) for credits granted up to December 31, 2021 and additionally states that they are exempt from the stamp duty tax. In addition, Law No. 21,256 was enacted on September 2, 2020, establishing a series of benefits for SMEs including: (i) a temporary reduction in the corporate tax rate from 25% to 10% for income earned through 2020 and 2022, (ii) a 50% reduction in the monthly provisional tax payment for the fiscal years 2020, 2021 and 2022, (iii) the reimbursement of the accumulated balance of VAT tax credit in the acquisition of goods or use of services between July and September 2020, subject to the certain conditions, and (iv) an extension of the instant depreciation mechanism for fixed asset purchased until December 31, 2022. These measures have temporarily reduced our financing costs due to the lowering of the stamp tax rate and have benefited our clients by allowing for better control of credit risk levels.

In summary, the new law does not represent a significant change for us in terms of a statutory corporate tax rate of 27%, or the semi-integrated system that currently applies to us. Nonetheless, it requires us to withhold the VAT levied on digital services paid through our credit or debit cards, which will translate into additional IT costs.

For more information on Chilean Tax Considerations and modifications to the Chilean tax system over the last years please see “Item 4—Information on the Company—Regulation and Supervision—Amendments to the Reform that Modified the Chilean Tax System”, “Item 5. Operating and Financial Review and Prospects—Operating Results— Results of Operations for the Years Ended December 31, 2018, 2019 and 2020—Income Tax”, and “Item 10—Additional information—Taxation—Chilean Tax Considerations” in our Form 20-F.

Our income tax expense was Ch$129,966 million in the nine months ended September 30, 2021, which represented an increase of 38.1%, or Ch$35,863 million, from the Ch$94,103 million recorded in the nine months ended September 30, 2020. Based on this result, the effective tax rate decreased from 21.8% in the nine months ended September 30, 2020 to 20.3% in the nine months ended September 30, 2021. The income tax increase was mainly the result of: (i) higher business activity in the nine months ended September 30, 2021, as compared to the same period in 2020, which translated into higher income before income tax of Ch$208,145 million, explaining an increase of Ch$56,199 million in income tax at the prevailing statutory corporate tax rate of 27.0%, and (ii) other tax charges increasing Ch$5,807 million in the nine months ended September 30, 2021, as compared to the same period of 2020. These factors were to some degree offset by a higher deduction related to tax benefits associated with the effect of inflation revaluation on equity accounts, which is tax deductible under the Chilean tax system, of Ch$26,143 million in the nine months ended September 30, 2021, as compared to the same period of 2020.

Business Segments

To the extent that it is available and because we believe it is useful in analyzing our results, we have included information on a consolidated basis by business segments, disclosed under our internal reporting policies.

For management purposes, we have organized our operations and commercial strategies into four business segments, which are defined according to the type of products and services offered to target customers. These business segments are:

Retail Banking: This segment is focused on individuals and small and medium-sized companies whose annual sales do not exceed Ch$2,000 million. The segment’s value proposition is primarily focused on consumer loans, commercial loans, current accounts, credit cards, credit lines and residential mortgage loans.

Wholesale Banking: This segment is focused on corporate clients and large companies whose annual sales exceed Ch$2,000 million. This segment offers products and services focused on commercial loans, current accounts, cash management services, debt instruments, foreign trade, derivative contracts and leases, as well as corporate finance transactions.

Treasury and Money Market: The revenue generated by this segment relates to the management of our liquidity and net positions subject to market risks. This segment also includes the results of our securities portfolio, our derivatives positions and currency trading.

Operations through subsidiaries: This segment includes all companies controlled by us whose results are obtained individually by the respective company. As of September 30, 2021, this business segment consisted of:

●	Banchile Administradora General de Fondos S.A.;

●	Banchile Asesoría Financiera S.A.;

●	Banchile Corredores de Seguros Limitada;

●	Banchile Corredores de Bolsa S.A.; and

●	Socofin S.A.

On February 4, 2021 we began a voluntary and anticipated dissolution process for Banchile Securitizadora S.A. as approved by the subsidiary’s shareholders during the extraordinary meeting held on the same date. The final approval of the CMF is still in progress.

The accounting policies described in Note 2 to our Unaudited Financial Statements included in this Form 6-K as Exhibit 99.2 apply to all business segments. Matters such as the evaluation of segment performance and decision-making processes regarding goals and allocation of resources for each segment are based on a cost-benefit analysis and are aligned with our overall strategic goals.

In order to measure each segment’s financial performance, we use a business segment-based profitability system, which allows us to obtain information for each business segment relative to income, balances, revenues and expenses, among other indicators. This system has been internally developed in order to serve our specific requirements and we continuously work to improve it. In addition, business segment information is subject to general internal auditing procedures to ensure its integrity and usefulness for management decision-making.

The financial information used to measure the performance of our business segments is not necessarily comparable with similar information from other financial institutions because it is based on our internal reporting policies.

Net Income by Business Segment

The following table sets forth income before income tax by business segment in accordance with our internal reporting policies for each of the nine months ended September 30, 2021 and 2020:

	For the Nine Months Ended September 30,
	2020		2021		% Increase (Decrease)
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Retail banking	Ch$	184,924	Ch$	336,284	81.8%
Wholesale banking		147,356		213,148	44.6
Treasury and Money Market		46,406		30,849	(33.5)
Subsidiaries		52,240		58,790	12.5
Other		-		-	-
Income before Income tax	Ch$	430,926	Ch$	639,071	48.3%

Retail Banking

Our retail banking segment recorded income before income tax of Ch$336,284 million in the nine months ended September 30, 2021, which represented an increase of 81.8%, or Ch$151,360 million when compared to the Ch$184,924 million recorded in the nine months ended September 30, 2020. This increase was primarily caused by:

●	A decrease in provision for loan losses of Ch$135,669 million, or 47.1%, in the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020, which was primarily driven: (i) lower credit risk expenses of Ch$205,265 million, which in turn were principally explained by the support measures taken by the Central Bank, the Chilean Congress, and the Chilean Government, such as three consecutive withdrawals from pension funds and direct money transfers from the Chilean Government resulting in higher disposable income for individuals, which translated into improved asset quality indicators and unprecedented decreases in delinquency (loans past-due by 90 days or more), which led to lower provisioning from models, (ii) a high comparison base explained by the one-time effect of Ch$71,051 million in provisions for loan losses materialized in the nine months ended September 30, 2020, linked to the recalibration of group-based provisioning models, in order to introduce new information associated with the effect that the COVID-19 pandemic had on the economic environment, and (iii) a decrease of 8.8% in the average balances of consumer loans. These effects were partly offset by: (i) an increase in provision for loan losses explained by higher additional provisions of Ch$113,000 million set during the first nine months of 2021 that are partly allocated to this segment as a means to be prepared for the expected lagged deterioration in asset quality , and (ii) an increase of approximately Ch$4,128 million in risk expenses attributable to loan growth, in line with increases in average balances of both commercial loans granted to SMEs and residential mortgage loans.

●	An increase of Ch$36,143 million in net interest income as a consequence of the effect of higher inflation (1.41% in the nine months ended September 30, 2020 to 3.50% in the nine months ended September 30, 2021) on our inflation-indexed net asset position that is partly allocated to this segment.

This effect was partly offset by:

●	A decrease of approximately Ch$35,600 million in income from loans, excluding inflation effect, which was mostly explained by lower income from consumer loans, which decreased by approximately Ch$66,400 million over the same period of 2020, primarily driven by an 8.8% contraction in average balances and lower average lending spreads. This behavior was linked to the economic scenario that resulted in both lowered demand for loans and constrained offer. On the other hand, we benefited from income from other types of loans by approximately Ch$30,800 million in the nine months ended September 30, 2021, when compared to the same period of 2020, related to increases of 18.1% and 5.8% in commercial (granted to SMEs by this segment) and mortgage loan balances on average, respectively. Whereas the increase in commercial loans to SMEs was a consequence of the FOGAPE Reactiva program launched on February 2021, residential mortgage loans were influenced by housing market dynamics that decoupled from the Chilean economy during early 2021.

●	Lower contribution of demand deposits managed by the segment to our funding that decreased by approximately Ch$11,350 million in the nine months ended September 30, 2021, when compared to the same period in 2020. Even though we observed an increase in long-term interest rates in the third quarter 2021 and the end of the monetary stimulus by the Central Bank that led to increases in the reference rate since mid-2021, low overall interest rates remained low for most of the first nine months 2021, explaining the lower contribution of demand deposits to our funding. This effect more than offset the positive impact a 49.8% increase in average balances had by this segment in the nine months ended September 30, 2021, when compared to the same period in 2020.

●	A decrease of 10.4%, or Ch$21,906 million, in fees and commissions income. The fee-based income was negatively impacted by lower income from the alliance with an international insurance company given that most of the upfront fee received from the alliance was recognized in 2020. This effect was partly offset by an increase of Ch$13,700 million in fees from transactional services due to commercial activity that began to normalize during the nine months ended September 30, 2021, as lockdowns and mobility restrictions imposed by the authorities began to be gradually lifted.

●	An increase of 0.6%, or Ch$2,980 million, in operating expenses, largely attributable to higher personnel expenses of approximately Ch$10,215 million in the nine months ended September 30, 2021 as compared to the same period in 2020, which in turn was primarily a result of: (i) an increase in bonuses and incentives due to a one-time bonus granted to part of the staff in September 2021 due to the solid performance of the Bank in terms net income in the nine months ended September 30, 2021 as compared to the same period in 2020, (ii) the anticipation of a collective bargaining process with three of our unions during this year, and (iii) higher severance payments due to organizational restructuring we have been deploying since 2019. These effects were partly offset by a decline of 4.9%, or Ch$9,529 million, in administrative expenses primarily due to the internalization of sales force formerly outsourced and a decrease in disbursements related to sanitation supplies.

Wholesale Banking

Our wholesale banking segment recorded a 44.6%, or Ch$65,792 million, increase in income before income tax, from Ch$147,356 million in the nine months ended September 30, 2020 to Ch$213,148 million in the nine months ended September 30, 2021. This increase had mostly to do with:

●	An increase of 13.9%, or Ch$49,876 million, in operating revenues, primarily attributable to:

o	Higher income from the portion of the inflation-indexed net asset position (UF-denominated position) that is partly allocated to this segment as a consequence of the increase of 2.10% in inflation to 3.50% in the nine months ended September 30, 2021 from 1.41% as compared to the same period in 2020.

o	A positive impact on the USD-denominated asset position that hedges USD-denominated risk expenses, given the depreciation of the Chilean peso of 14.0% in the nine months ended September 30, 2021 as compared to the depreciation of 4.3% in the same period in 2020.

o	Income from fees and commissions that increased 9.6%, or Ch$3,935 million, to Ch$44,905 million in the nine months ended September 30, 20201 from Ch$40,970 million in the same period in 2020. Most of this performance was explained by: (i) an increasing volume of transactions and loan origination levels when compared to the same period in 2020, (ii) an increase in fees from contingent loans, partly due to higher depreciation of the Chilean peso, and (iii) higher income from cash management services.

o	An increase in revenues by approximately Ch$2,600 million in foreign exchange spot transactions carried out by customers served by this segment through our Sales & Structuring, primarily explained by the high volatility observed in the foreign exchange market, which prompted a temporary increase in margins.

o	An increase of approximately 2.1%, or approximately Ch$2,377 million, in income from loans to customers. This increase was mostly explained by: (i) commercial loans that recorded an increase of 5.4% in average balances in the nine months ended September 30, 2021, when compared to the same period in 2020, partly explained by the deployment of government-guaranteed loan program (FOGAPE Reactiva) that covered a portion of our middle market clients and, more importantly, specific transactions settled during the third quarter 2021, and (ii) to a lesser extent, a slight increase in lending spreads.

o	The above factors were partly offset by a decrease of approximately Ch$21,200 million in the contribution of demand deposits managed by this segment to our funding. As mentioned earlier, this performance reflects the behavior of short and long-term interest rates that have remained at historically low levels for most of 2020 and 2021 as an aftermath of the COVID-19 pandemic.

●	A decrease of 19.8%, or Ch$17,691 million, in provisions for loan losses. This was mainly a consequence of a high comparison base caused by the uncertainty observed in 2020 that translated into a weaker expected financial condition and payment capacity of specific wholesale customers as a result of the COVID-19 pandemic. This effect on loan loss provisions was partly offset by: (i) an increase in provision for loan losses explained by higher additional provisions of Ch$113,000 million in the nine months ended September 30, 2021, when compared to the same period in 2020, which is partly allocated to this segment, as a means to be prepared for the expected lagged deterioration in asset quality that could affect our individually-evaluated loan portfolio, and (ii) a negative effect from the higher depreciation of the Chilean peso on USD-denominated allowances explaining approximately Ch$10,200 million of higher provisions for loan losses.

These effects were partly offset by an increase of 1.8%, or Ch$2,236 million, in operating expenses, associated with both the extraordinary bonus granted in 2021 to part of the staff because of the solid overall performance as of September 30, 2021, which is partly allocated in this segment, and higher severance payments.

Treasury and Money Market

Our Treasury and Money Market segment posted an income before income tax of Ch$30,849 million in the nine months ended September 30, 2021, representing a 33.5%, or Ch$15,557 million, decrease when compared to the Ch$46,406 million recorded in the nine months ended September 30, 2020.

The decrease in income before income tax was mainly due to a decrease of 31.4%, or Ch$15,455 million, in operating revenues to Ch$33,707 million in the nine months ended September 30, 2021 from Ch$49,162 million in the same period in 2020, mainly attributable to a decrease of approximately Ch$31,100 million in operating revenues from the management of our investment portfolio as result of the high comparison base represented in the nine months ended September 30, 2020, when we benefited from the positive effect of the sharp decrease in local and foreign interest rates on fixed-income securities, which we materialized through sales of financial instrument to profit from the favorable cumulative fair value adjustments generated by these market trends. The sharp decrease in short-term interest rates followed the expansionary cycle deployed by central banks around the world since March 2020 to cope with the expected effect of the COVID-19 pandemic.

This decrease was partly offset by higher revenues from the management of our trading portfolio of approximately Ch$16,600 million in the nine months ended September 30, 2021, as compared to the same period in 2020, which in tun was a result of a variety of factors, including: (i) increased benefits from CVA for derivatives of Ch$16,142 million, which was associated with improved probabilities of default of our counterparties in the nine months ended September 30, 2021, when compared to the same period in 2020, and (ii) an increase of approximately Ch$8,600 million in the fair value adjustment of derivative positions explained by favorable shifts in mid-term local interest rates. These effects were partly offset by a decrease of approximately Ch$8,000 million in operating revenues in the nine months ended September 30, 2021, as compared to the same period in 2020, mostly associated with lower marking-to-market gain in trading securities given the interest rate trends in 2020.

Operations through Subsidiaries

Our subsidiaries recorded a 12.5%, or Ch$6,550 million, increase in income before income tax from the Ch$52,240 million reached in the nine months ended September 30, 2020 to Ch$58,790 million in the nine months ended September 30, 2021. The main factors explaining this increase are, as follows:

●	An increase of 22.8%, or Ch$7,735 million, in fee income recorded by our Mutual Fund Management subsidiary. This increase was primarily the consequence of: (i) an increase of approximately 9.3% in assets under management (average for the nine months ended September 30, 2020 and 2021), and (ii) a change in the portfolio mix from fixed-income funds to local and international equity funds, with the latter bearing higher fees. This change in the portfolio mix has been conducted by a shift in the investors’ preferences given the negative effects of the steady upward trend observed in local long-term interest rates throughout 2021, affecting the market value of fixed-income securities.

●	An increase of Ch$2,780 million in fees from our Insurance Brokerage subsidiary as of the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020. This increase was primarily the result of an approximately 5.6% increase in written premiums during the year, as consumer loan origination slowly began to converge to normal levels during the third quarter 2021 after bottoming out in 2020 due to the business dynamics, which were characterized by both lower demand and constrained offering conditions.

These effects were partly offset by:

●	A decrease of Ch$1,520 million in net financial income earned by our Securities Brokerage subsidiary, mostly explained by favorable shifts in long-term interest rates on the fixed-income trading portfolio held by this company in the nine months ended September 30, 2020, as compared to the same period this year.

●	An overall increase of 3.7%, or Ch$2,999 million, in operating expenses, mostly explained by a comparison base effect due to lower bonuses, incentives and variable compensation in the nine months ended September 30, 2020, due to the aftermaths of the COVID-19 pandemic on business activity.

Liquidity and Capital Resources

Overview

A sound liquidity strategy must be focused on ensuring that funds are available to honor our financial commitments when they are due and also to take advantage of attractive business opportunities. To accomplish this, we monitor funding liquidity (i.e., the ability to raise funds when they are needed without incurring abnormal costs) and trading liquidity (i.e., the ability to easily decrease debt instruments held in our portfolios and/or offset price risk positions generated by derivative transactions).

Liquidity risk can be broken down into two types of risks: trading liquidity risk and funding liquidity risk. Trading liquidity risk deals with the inability to decrease cash positions (bonds, loans, etc.) and/or offset price risks generated by derivatives transactions and funding liquidity risk is related to our inability to raise funds. Both risks can lead to potentially adverse scenarios that might make the Bank unable to meet its payment obligations and/or potential payment obligations when they become due.

These two risks are jointly managed but by utilizing different tools, as detailed below.

Trading Liquidity Risk Management

Holding a stake of debt instruments with deep secondary markets ensures trading liquidity. Central Bank and government instruments and short-term banks’ time deposits show these characteristics. These kinds of instruments are held in our trading portfolio and comprise some portion of our portfolio of financial instruments measured at fair value through other comprehensive income. In addition, mortgage bonds issued by banks resident in Chile and corporate bonds are also part of our portfolio of financial instruments measured at fair value through other comprehensive income.

Even though mortgage and corporate bonds show much less trading liquidity than Central Bank and government instruments, the former may be sold to the Central Bank under repurchase agreements. Government instruments and short-term banks’ time deposits can also be sold to the Central Bank under repurchase agreements.

Funding Liquidity Risk Management

Diversifying funding sources and avoiding a concentration of large fund providers or funding maturity dates are means to ensure funding liquidity. We diversify through the establishment of triggers that monitor concentrations of funding sources, maturities, currencies, etc. The aggregation of significant fund providers by currency is monitored as a percentage of our current liabilities.

In particular, our funding strategy aims to satisfy our customers’ needs and to enhance our product base offering while maintaining a prudent product diversification profile, currencies and maturities. We are focused on broadening the current core and diversified funding obtained through the retail banking business. In addition, we are continuously issuing either senior or subordinated bonds in order to match both the liquidity and the interest rate risk generated by our long-term loans.

In addition to our own metrics in place to monitor liquidity, the Central Bank and the CMF have established regulations regarding liquidity, which include minimum reserve requirements for deposits, minimum “technical” reserve requirements and maximum expected outflows for the following 30 and 90 days.

The Central Bank has established a minimum reserve of 9.0% for demand deposits and 3.6% for time deposits. The reserve requirement must be complied with separately by currency (Chilean Peso and foreign currencies).

In addition, we are subject to a “technical” reserve requirement applicable to all banks that operate in Chile. The daily balance of deposits and obligations payable on demand, except for obligations with other banks, may not exceed 2.5 times the amount of the bank’s Regulatory Capital as defined in “Presentation of Financial Information” in our Form 20-F. Following the implementation of Basel III in Chile, systemically important banks could bear stricter requirements in terms of “technical” reserves, since the threshold could decrease to 1.5 times the bank’s Regulatory Capital. For more information, see “Item 3. Key Information—Risk Factors— Modifications to reserve requirements may affect our growth capacity and margins” and “Item 4. Information on the Company—Regulation and Supervision—Reserve Requirements” in our Form 20-F.

Deposits and obligations payable on demand include:

●	deposits in current accounts;

●	other demand deposits or obligations payable on demand and incurred in the ordinary course of business;

●	savings deposits that allow unconditional withdrawals that bear a stated maturity; and

●	other deposits unconditionally payable immediately.

Chilean banks are not required, however, to maintain the minimum reserves referred to above for deposits and obligations subject to this “technical” reserve.

Chilean regulations also require that the expected outflows within the following 30 days not exceed the amount of a bank’s basic capital, which is composed of our paid in capital, reserves and retained earnings, excluding capital attributable to subsidiaries and foreign branches, or “Basic Capital” (or Common Equity Tier 1 capital) and the expected outflows within the following 90 days not exceed twice the amount of a bank’s Basic Capital. Expected outflows may include behavioral assumptions and they have to be computed separately by currency. This report is called the C46 index. Furthermore, in March 2016 the Chilean regulator began to require C47 and C48 reports. The C47 report focuses on liabilities analysis from a concentration, maturity and renewal perspectives. On the other hand, the C48 report gauges Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”). In October 2018, the CMF established a new report on liquidity matters (C49) intended to refine the measurement of LCR and NSFR as defined by the current C48 report. The C49 report began to be submitted in parallel with the C48 report on April 4, 2019. Although the C49 report is expected to replace the C48 report, there is no certainty as to when it may happen.

For the nine months ended September 30, 2021 there was a regulatory limit of 80% for LCR, which will increase ten percentage points per year until reaching 100% in 2023. No regulatory limit has been defined for NSFR.

As of September 30, 2021, we fully complied the liquidity risk regulatory limits.

For more information on liquidity risk regulations, see “Item 4. Information on the Company—Regulation and Supervision— Liquidity Risk Regulations” in our Form 20-F. Also, for recent measures adopted by the Central Bank in view of the COVID-19, impacting liquidity risk management of banks, see “Item 5. Operating and Financial Review and Prospects— Operating Results—Impacts of COVID-19 in 2020” and “Item 5. Operating and Financial Review and Prospects—Trend Information” in our Form 20-F.

We supplement regulatory reports and metrics with internally-developed reports that are aimed at providing us with a broader perspective on liquidity matters. The market access report, the liquidity duffer, intraday liquidity and liquidity ratios, are the main internal reports we use in order to monitor liquidity while establishing internal alerts and triggers for decision making. For more information see Note 42(3) to our audited consolidated financial statements included in our Form 20-F.

Mandatory metrics requested by the CMF and internal metrics developed by us utilizing internal models are prepared on a daily basis by the Financial Control of Treasury & Capital Area, which reports to the Chief Financial Officer. These reports are submitted on a daily basis to the Market Risk Area and the Treasury Division, which are in charge of overseeing and managing our liquidity, respectively. The Finance, International and Market Risk Committee also monitors these metrics on a monthly basis.

Given our internal metrics and policies, we believe that our working capital is sufficient to meet our present needs.

Cash Flows

The tables below set forth our principal sources of cash for the nine months ended September 30, 2021 and 2020. Our subsidiaries are not an important source of cash for us and therefore do not significantly affect our ability to meet our cash obligations. No legal, contractual or economic restrictions exist on the ability of our subsidiaries to transfer funds to us in the form of loans or cash dividends as long as they abide by the regulations in the Chilean Corporations Law regarding loans to related parties and minimum dividend payments.

	For the Nine Months Ended September 30,
	2020		2021
Chilean GAAP:	(in millions of Ch$)
Net cash provided by (used in) operating activities	Ch$	(171,860)	Ch$	1,726,641

Net cash provided by operating activities recorded a reversal in the nine months ended September 30, 2021 from a net outflow of Ch$171,860 million in the nine months ended September 30, 2020 to a net inflow of Ch$1,726,641 million in the nine months ended September 30, 2021. The net change of Ch$1,898,501 million was mainly the result of: (i) a net decrease of Ch$2,193,461 million in the outflow of advances to banks from an increase of Ch$1,272,152 million in loans granted to financial institution in the first nine months of 2020 to a decrease of Ch$921,309 million in the outflow associated with the this type of loan, based on less funding needs in a context of higher liquidity for banks in the first nine months of 2021 when compared to the same period of 2020 amid an environment that was characterized by the worst effects of the COVID-19 pandemic on capital markets in 2020, and (ii) a net increase in the inflow from saving accounts and time deposits from a net outflow of Ch$1,940,891 million in the nine months ended September 30, 2020 to a net inflow of Ch$78,611 million in same period in 2021, which was the consequence customers’ preference for liquidity rather than profitability to deal with the uncertainty produced by the COVID-19 pandemic, particularly in an environment marked by interest rates at the lowest levels in a decade. These factors were to some extent offset by: (i) a decrease of Ch$758,547 million in the inflow associated with current accounts and demand deposits from a net inflow of Ch$3,195,442 million in the nine months ended September 30, 2020 to a net inflow of Ch$2,436,895 million in the same period of 2021, primarily due to the same reasons driving the increase in the inflow form saving accounts and demand deposits, (ii) an increase of Ch$482,954 million in the outflow related to the origination of loans to customers from an outflow of Ch$1,597,574 million in the nine months ended September 30, 2020 –primarily conducted by growth in mortgage loans given the decoupling of this product from the economic backdrop and also as a result of the special government-guaranteed lending program for SMEs and middle market companies (FOGAPE program) during 2020– to a net outflow of Ch$2,080,528 million in the same period of 2021, fostered by the recovery in commercial loans (partly attributable to the new government-guaranteed program FOGAPE Reactiva) and the reactivation generated by the economic recovery as long as sanitary restrictions began to be lifted and, to a lesser extent, the rebound in the origination of consumer loans in the third quarter of 2021, which recorded positive annual growth for the first time since the fourth quarter of 2019, (iii) an annual decrease in the inflow associated with the sale of financial assets held for trading from a net decrease of Ch$497,684 million in positions during 2020 as compared to a net decrease of Ch$85,822 million in positions in 2021, mainly due to both an increase in sales of financial positions in 2020 to profit from significant declines in interest rates as a consequence of monetary steps taken by Central Banks worldwide to fight the economic effects of the COVID-19 pandemic and a decrease in positions in fixed-income securities for trading in 2021 given the prevailing interest rates scenario, (iv) the negative impact of the higher depreciation of the Chilean peso (14.0%) in the nine months ended September 30, 2021, when compared to the same period in 2020 (4.3%) by Ch$261,388 million on an annual basis on our assets and liabilities, and (v) a higher decrease in funding from repurchase agreements from Ch$34,896 million in the nine months ended September 30, 2020 to Ch$163,863 million in the same period of 2021, related to above average levels of liquidity and funding from alternative sources, such as demand deposits and the Central Bank’s financing.

	For the Nine Months Ended September 30,
	2020		2021
Chilean GAAP:	(in millions of Ch$)
Net cash provided by (used in) investing activities	Ch$	49,802	Ch$	(2,837,511)

We experienced a reversal in net cash flows used in investing activities from a net inflow of Ch$49,802 million in the nine months ended September 30, 2020 to a net outflow of Ch$2,837,511 million in the nine months ended September 30, 2021. This reversal, which amounted to Ch$2,887,313 million, was primarily the result of an increase in investments associated with available-for-sale securities, from a net inflow of Ch$82,901 million in the nine months ended September 30, 2020, which were related to sales that offset new investments in order to benefit from the sharp decrease in interest rates in 2020 due to monetary policy actions taking reference rates to the lowest levels in a decade, to a net outflow of Ch$2,565,220 million in the same period of 2021, which was primarily explained by higher positions taken in fixed-income securities with mid-term maturities during 2021 that pursued to benefit from both the accrual at higher interest rates and positive marking-to-market in the long term while covering reserve requirements produced by persistent high levels of demand deposits. In addition, we invested in held-to-maturity financial instruments in an amount of Ch$299,324 million in the nine months ended September 30, 2021 in comparison with no investments in 2020, due to the same reasons underlying the investment in available-for-sale securities.

	For the Nine Months Ended September 30,
	2020		2021
Chilean GAAP:	(in millions of Ch$)
Net cash (used in) provided by financing activities	Ch$	1,609,977	Ch$	795,572

The cash flows provided for financing activities recorded a decrease from a net inflow of Ch$1,609,977 million in the nine months ended September 30, 2020 to a net inflow of Ch$795,572 million in the nine months ended September 30, 2021. The net change of Ch$814,405 million was mostly attributable to: (i) a decrease in the inflow related to borrowings from financial institutions by Ch$1,872,800 million from Ch$3,110,600 million in the nine months ended September 30, 2020 to Ch$1,237,800 million in the same period in 2021, which was primarily associated with the lower funding raised from the Central Bank under the lending facility program (FCIC) created to cope with the effects of the COVID-19 pandemic on lending activity, and (ii) a decrease of Ch$186,883 million in proceeds from bond issuances from Ch$254,183 million in the nine months ended September 30, 2020 to Ch$67,300 million in the same period in 2021, explained by lower placements of long-term bonds as a consequence of decreased funding needs in the context of demand deposits that have remained in above average levels since the outbreak of COVID-19, based on the drivers mentioned earlier, long-term funding raised from the Central Bank and higher use of the commercial paper program. These factors were to some degree offset by: (i) a net increase in the inflow associated with funding from foreign financial institutions of Ch$708,999 million linked to the reactivation of trade finance loans given the low comparison base prompted by the COVID-19 pandemic in 2020, (ii) a decrease in the redemption of bond issuances of Ch$146,145 million in the nine months ended September 30, 2021 as compared to the same period in 2020, due to the same drivers relating to proceeds from bonds, (iii) an increase of Ch$137,737 million in proceeds from the utilization of our commercial paper program, from Ch$560,698 million in the nine months ended September 30, 2020 to Ch$698,435 million in the same period in 2021 given the same reasons steering the increase in borrowings from foreign financial institutions, and (iv) a decrease of Ch$130,267 million in dividends paid to shareholders from Ch$350,538 million in March 2020 to Ch$220,271 million in March 2021 as a result of both lower net distributable income in 2020 when compared to 2019 due to the effects of the COVID-19 pandemic on the banking business and a higher pay-out ratio in 2020 (70%) in comparison with 2021 (60%).

Borrowings

The following table presents the maturities of each borrowing category for the indicated period.

	As of September 30, 2020						As of September 30, 2021
	Long-term		Short-term		Total		Long-term		Short-term		Total
	(in millions of Ch$)						(in millions of Ch$)
Chilean GAAP:
Borrowings from financial institutions:
Central Bank credit lines for renegotiation of loans	Ch$	–	Ch$	–	Ch$	–	Ch$	–	Ch$	–	Ch$	–
Other borrowings from the Central Bank		3,110,774		–		3,110,774		3,328,400		1,020,000		4,348,400
Borrowings from domestic financial institutions		–		7,317		7,317		–		61		61
Borrowings from foreign institutions		55,155		696,145		751,300		–		466,297		466,297
Debt issued:
Bonds		6,829,119		942,175		7,771,294		6,341,482		1,176,067		7,517,549
Commercial Papers		–		42,669		42,669		–		331,677		331,677
Subordinated bonds		768,294		119,664		887,958		786,194		118,082		904,276
Mortgage finance bonds		4,102		3,650		7,752		2,312		2,358		4,670
Other financial obligations		242		100,153		100,395		106		259,010		259,116
Total other interest bearing liabilities	Ch$	10,767,686	Ch$	1,911,773	Ch$	12,679,459	Ch$	10,458,494	Ch$	3,373,552	Ch$	13,832,046

The Bank was in material compliance with all of its debt instruments during the nine months ended September 30, 2021 and 2020.

Asset and Liability Management

Our asset and liability management policy is to maximize net interest income, return on assets and average equity in light of interest rate, liquidity and foreign exchange risks, within the limits of Chilean banking regulations and our internal risk management policies. Subject to these constraints, we may from time to time take mismatched positions as to interest rates or, in certain limited circumstances, foreign currencies when justified, in our view, by market conditions and prospects, and subject to our asset and liability management policies. Our board of directors determines our asset and liability policies. See Note 42 to our audited consolidated financial statements as of and for the year ended December 31, 2020 appearing in our Form 20-F.

Funding

The following table sets forth our average daily balance of liabilities for the nine months ended September 30, 2021 and 2020 in each case together with the related average nominal interest rates paid thereon:

	For the Nine Months Ended September 30, 2020				For the Nine Months Ended September 30, 2021
	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate
	(in millions of Ch$, except percentages)				(in millions of Ch$, except percentages)
Chilean GAAP:
Current accounts and demand deposits	Ch$	12,306,336	30.1%	–%	Ch$	16,643,451	39.0%	–%
Savings accounts and time deposits		10,182,889	24.9	1.00		8,271,821	19.4	0.70
Borrowings from financial institutions		3,054,837	7.5	0.74		4,291,467	10.1	0.40
Debt issued		8,774,138	21.5	2.96		8,416,667	19.7	4.67
Commercial Paper		269,995	0.7	1.39		348,101	0.8	0.27
Other financial obligations		113,523	0.3	1.11		228,831	0.5	0.33
Lease Liabilities		137,572	0.3	1.45		110,535	0.3	1.37
Other interest bearing liabilities		283,579	0.7	0.63		146,088	0.3	0.18
Other non-interest bearing liabilities		5,740,952	14.0	–		4,202,316	9.9	–
Total liabilities	Ch$	40,863,821	100.0%	0.96%	Ch$	42,659,277	100%	1.10%

Our most important sources of funding are customer deposits, which primarily consist of peso-denominated, non-interest bearing current accounts and demand deposits and both Chilean Peso and UF-denominated interest bearing time deposits and savings accounts. Current accounts and demand deposits represented 30.1% and 39.0% of our average total liabilities in the nine months ended September 30, 2020 and 2021, respectively. These kinds of liabilities are our least-cost source of funding. On the other hand, savings accounts and time deposits represented 24.9% and 19.4% of our average liabilities in the nine months ended September 30, 2020 and 2021, respectively. Lastly, debt issued, excluding commercial paper, represented 19.7% and 21.5% of our average liabilities in the nine months ended September 30, 2020 and 2021, respectively.

Capital Expenditures

The following table sets forth our capital expenditures in the nine months ended September 30, 2021 and 2020:

	For the Nine Months Ended September 30,
	2020		2021
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$)
Computer equipment	Ch$	15,285	Ch$	18,064
Furniture, machinery and installations		972		1,895
Real estate		4,099		7,911
Vehicles		-		-
Subtotal		20,356		27,870
Software		13,596		20,759
Total	Ch$	33,952	Ch$	48,629

Off-Balance Sheet Arrangements

In the normal course of business, we are party to a number of off-balance sheet arrangements that present credit, market and operational risks that are not reflected in our consolidated financial statements. These activities include commitments to extend credit not otherwise accounted for as contingent loans, such as overdrafts and credit card lines of credit, and long-term contractual obligations under operating leases or service contracts.

We provide customers with off-balance sheet credit support through loan commitments. Such commitments are agreements to lend to a customer at a future date, subject to compliance with contractual terms. Since substantial portions of these commitments are expected to expire without us having to make any loans, total commitment amounts do not necessarily represent our actual future cash requirements. The amounts of these loan commitments were Ch$8,264,021 million as of September 30, 2021 and Ch$7,650,382 million as of December 31, 2020. See Note 26 to our Unaudited Financial Statements included in this Form 6-K as Exhibit 99.2. The amounts of subscribed leasing contracts were Ch$142,759 million as of September 30, 2021 and Ch$120,556 million as of December 31, 2020.

Interest rate and cross-currency swaps, which are entered into in order to hedge our foreign investment portfolio, are recorded at their estimated fair market values.  See Note 10 to our Unaudited Financial Statements included in this Form 6-K as Exhibit 99.2.

The credit risk of both on and off-balance sheet financial instruments depend on many factors, including the value of collateral held and other security arrangements. To mitigate credit risk, we generally determine the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the customer’s creditworthiness. The amount and type of collateral held to reduce credit risk varies, but may include real estate, machinery, equipment, inventory and accounts receivable, as well as cash on deposit, stocks, bonds and other marketable securities that are generally held in our possession or at another appropriate custodian or depository. This collateral is valued and inspected on a regular basis to ensure both its existence and adequacy. Additional collateral is requested when appropriate.  For further information, see Note 26 to our Unaudited Financial statements included in this Form 6-K as Exhibit 99.2.

Financial Guarantees

The following is a summary of the nominal value of instruments that are considered financial guarantees and which are accounted for in off-balance sheet accounts:

	As of September 30, 2021
	(in millions of Ch$)
Performance bonds	Ch$	2,323,068
Foreign office guarantees and standby letters of credit		360,599
Total	Ch$	2,683,667

Guarantees in the form of performance bonds, standby letters of credit and foreign office guarantees are issued in connection with agreements made by customers to counterparties. If the customer fails to comply with the agreement, the counterparty may enforce the performance bonds, standby letters of credit or foreign office guarantees as a remedy. Credit risk arises from the possibility that the customer may not be able to repay us for these guarantees.

As of September 30, 2021, the expiration of guarantees per period was as follows:

	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years		Total
	(in millions of Ch$)
Performance bonds	Ch$	1,628,214	Ch$	605,824	Ch$	79,189	Ch$	9,841	Ch$	2,323,068
Foreign office guarantees and standby letters of credit		316,985		40,854		20		2,740		360,599
Total	Ch$	1,945,199	Ch$	646,678	Ch$	79,209	Ch$	12,581	Ch$	2,683,667

BUSINESS OVERVIEW

Our Competitive Strengths

Building on our knowledge of the Chilean financial market, we have historically been able to develop significant competitive advantages based on our strong brand recognition, our widespread branch network, the diversity and relative size of our customer base, our highly competitive funding structure, the superior asset quality of our loan portfolio as compared to our peers in Chile, an attractive risk-return relationship and our market leadership in a diverse range of financial products and services.

Our main competitive strengths are:

Brand Recognition and Strong Corporate Image

We have operated in the Chilean financial industry for 128 years under the “Banco de Chile” brand name. In order to provide our customers with specialized value offerings and a wider range of financial products and services, we have also developed the “Banco Edwards-Citi”, “Banco CrediChile” and “Banchile” brand names. We believe our long-standing history in the Chilean market is recognized by our customers and the general public, who associate our brands with value, quality, reliability and social responsibility within the Chilean financial industry, as demonstrated in various polls conducted by well-known market research companies. We believe that our long history in the Chilean banking industry is a key element that differentiates us from our competitors.

Additionally, we believe that our merger with Citibank Chile reinforced our corporate image as a leading financial institution within Chile and allowed us to gain recognition among customers and investors all over the world.

We also believe that our strong corporate image is further strengthened by our commitment to social responsibility, which includes supporting the Teleton Foundation (a non-governmental organization dedicated to assisting and treating disabled Chilean children), our partnership with institutions dedicated to improving the quality of Chilean education, our participation in campaigns intended to improve the quality of life of needy people, our commitment to supporting and sponsoring diverse monetary and non-monetary campaigns for recovery efforts from natural disasters in Chile, including wildfires, earthquakes, floods and tsunamis, and the development of other initiatives intended to strengthen our role in, and contribution to, Chilean society. Furthermore, over the last years we have devoted efforts to improve our commitment to the environment by carrying out numerous initiatives.

In 2021, we received diverse distinctions due to our strong brand recognition within the banking industry. Among these awards, we ranked second in corporate responsibility and corporate governance among local banks, according to a study conducted by MERCO. Likewise, Global Finance magazine recognized us as the Best Bank in Chile at the Best Bank Awards 2021. According to studies conducted by GFK Adimark, we ranked first among comparable peers in various categories such as most reliable bank, most solvent bank in terms of capital base and the bank with the strongest commitment to its customers, in the three-month period ended September 30, 2021.

Business Scale and Leading Market Position

We are one of the largest financial institutions in Chile and a market leader in a broad range of financial products and services within the Chilean financial system, as listed in the following table:

	As of September 30, 2021
	In millions of Ch$		Market Share	Market Position
Commercial Loans(1)	Ch$	18,958,457	17.0%	1st
Demand Deposits and Current Account (2)		17,607,258	20.9	1st
Current Accounts Balances held by Individuals		5,608,217	25.7	1st
Mutual Funds (Assets Under Management) (3)		12,495,846	23.8	1st
Net Fees and Commissions Income	Ch$	341,205	20.7%	1st

Source: Chilean Association of Mutual Funds and the Financial Market Commission (“CMF”).

(1)	Total balances as of the indicated date, excluding operations of subsidiaries abroad.
(2)	Total balances as of the indicated date, excluding operations of subsidiaries abroad among privately-owned banks (excluding Banco Estado).
(3)	Including the whole market and not only subsidiaries of local banks.

Premium and Diversified Customer Base

We believe that we have one of the largest customer bases among financial institutions in Chile. In recent years, we have been able to expand our customer base by providing attractive and tailored value offerings based on continuously improving segmentation and by applying sophisticated business intelligence tools. As of September 30, 2021, according to our management information system, we had approximately 1,330,000 core clients, which had at least a current account or a loan outstanding with us. In addition, in regard to main banking products, as of September 30, 2021, we had approximately 1,061,000 current accounts holders, approximately 156,800 time deposit holders, and approximately 120,900 saving account holders. Similarly, as of August 31, 2021 (latest available data), we were the largest privately-owned bank in terms of number of borrowers with a 17.9% market share associated with approximately 1,018,992 debtors, according to data published by the CMF. As of the same date, according to the CMF, we had approximately 1,386,000 credit card account holders.

We believe that our broad customer base is both an essential driver of our business and a valuable asset that enables us to cross-sell our traditional lending products and services along with non-lending services provided primarily through our subsidiaries, including our securities brokerage, mutual funds management, securitization, financial advisory, insurance brokerage and collection services.

Multichannel Distribution Approach

In order to better serve our customers, we offer a distribution approach composed of both physical and non-physical channels.

We are present in all regions of Chile and strive to be accessible to every Chilean customer through our large branch network as well as non-physical contact channels. As of September 30, 2021, we had a nationwide branch network of 272 branches, the second largest in Chile among private sector banks, according to information published by the CMF. This network is composed of 238 branches under our “Banco de Chile” brand name, and 34 branches under our “Banco Edwards Citi” brand name. As of September 30, 2021 we have completed the consolidation process of our “Banco CrediChile” branches under the “Banco de Chile” brand name. We believe that our branch network enables us to develop close relationships with our customers and therefore we are constantly assessing new branch locations throughout Chile.

We have also complemented our branch network with non-physical remote channels, such as ATMs, internet-based online platforms and mobile banking applications. As of September 30, 2021, we had 1,745 ATMs throughout Chile and we provided our customers with specialized internet websites for each of the segments we target, coupled with diverse mobile banking applications, including MiBanco, MiBeneficio, MiCuenta, MiPago, MiPass, MiInversion and MiSeguro.

Proven Digital Banking and Business Intelligence Capabilities

Over the last years, digital transformation has been steadily increasing its importance within the Chilean banking industry, a trend that was accelerated during 2020 because of the health and social contingencies derived from the COVID-19 pandemic. In order to be aligned with our customers’ needs in these challenging times, we have made several cultural changes within our organization, which include the introduction of new financial products, services and technologies. By doing so, we expect to achieve sustainable growth in the coming years and to improve both our processes’ efficiency and the consumer experience with the Bank.

Key Pillars of Banco de Chile’s Digital Transformation Strategy

Source: Banco de Chile.

During 2021, we implemented several advances in both the back and front office aimed at improving customer experience by expanding digital channels, adding new products and functionalities. We have also continued increasing sales through these points of contact by working with advanced analytics in order to improve cross-selling. Additionally, we are working on developing a talent and digital culture across the Bank in order to bolster our capabilities while emboldening innovation.

One of the key pillars of our digital banking strategy has been the development of cutting-edge mobile applications and customized websites. Over the last years, we have devoted efforts to enhance our mobile banking platforms by developing and launching diverse applications, including MiBanco, Mi Pago, MiSeguro, MiInversion, MiPass and MiBeneficio. We are continually improving the functionalities and robustness of applications that enable our customers to perform most of the transactions they can execute on our websites, such as: (i) accessing their account balances, (ii) executing electronic money transfers, (iii) generating secure passwords to make such transfers, (iv) making cash advances from credit cards to checking accounts, (v) making bill payments, (vi) requesting for reimbursements from other Banco de Chile’s customers by scanning a QR code, and (vii) managing their personal investment portfolio by investing or disinvesting in equity, fixed-income and mutual funds, among others.

Also, in 2020, we launched FAN Account, which is a full digital onboarding demand account. In the nine months ended September 30, 2021, we have achieved a positive evolution of the new FAN Account holder by reaching 605,095 customers. In addition, throughout 2021 we have been able to add more functionalities to the FAN Account in order to improve customer experience while fostering loyalty.

We believe these and other similar initiatives have allowed us to continue improving our online channel usage rates, as illustrated in the table below, which sets forth information regarding the evolution of the numbers of transactions carried out by customers and non-customers through our diverse distribution channels:

BANK’S MANAGEMENT INFORMATION SYSTEM	For the nine months ended September 30,		% Increase (Decrease)
	2020	2021	2020/2021
	(in millions of transactions)
Teller	15.6	14.3	(8.6)%
ATMs	77.2	82.4	6.7
Website
Monetary transactions	41.0	45.0	9.9
Non-monetary transactions	284.5	292.4	2.8
Mobile Banking	42.9	63.5	48.1
Total	461.2	497.6	7.9%

Source: Banco de Chile’s management information system.

Competitive Funding Structure

We believe that we have a cost effective and highly competitive funding structure based on our leading market position in current accounts and demand deposits, especially among individuals. According to the CMF, as of September 30, 2021, with a 25.7% market share, we ranked first within the Chilean banking industry in current account and demand deposits held by individuals. Similarly, as of that same date and excluding operations of subsidiaries abroad, we were the second bank in Chile in terms of total balances of non-interest bearing current accounts and demand deposits representing 20.9% of the industry (net of clearing), as reported by the CMF. Our total balances of current accounts and demand deposits represented 35.8% of our funding structure as of September 30, 2021 (under Chilean GAAP), as compared to the 28.4% reported by the Chilean financial industry as a whole, excluding Banco de Chile. In addition, we have a solid base of funding from retail customers, who held demand deposits and time deposits that jointly represented 44% of our total funding as of September 30, 2021. This characteristic provides us with a stable source of funding that is reflected by a 30-day moving average renewal rate of retail time deposits which reached 80% as of September 30, 2021.

We strive to diversify our liability structure in terms of sources, types of instruments and markets with the aim of maintaining a competitive cost of funding and improving our liquidity. Since 2020 and in the nine months ended September 30, 2021, we have been less active than in previous years in terms of long-term debt placement in both local and overseas markets. This decrease in debt issuances is attributable to the impact of COVID-19, which has resulted in lower funding needs due to a moderate loan growth, a strong surge in current accounts and demand deposits and funding provided by the Central Bank in the context of the liquidity program implemented to ensure liquidity in the local market while promoting lending during the pandemic, which allowed us to finance commercial loans to SMEs and middle market companies while funding needs from individuals in 2020 and the nine months ended September 30, 2021. As a result, in the nine months ended September 30, 2021, we carried out the debt placements amounting to approximately: (i) Ch$36,097 million in Japan with a 10-year maturity, (ii) Ch$31,203 million in Australia with a 10-year maturity, and (iii) Ch$698,435 million in commercial paper. In addition, on (i) November 4, 2021, we placed CHF130 million (approximately U.S.$142 million) in Switzerland, in notes with a six-year maturity and on (ii) November 24, 2021, we placed U.S.$100 million in Japan, in notes with a six-year maturity.

We believe that our funding structure provides us with a cost advantage over many of our competitors (which use a higher proportion of interest bearing liabilities), as current accounts and demand deposits are non-interest bearing in Chile. We also believe that our solid market position in demand deposits, together with our high international credit ratings, translated into one of the lowest costs of funding from liabilities associated with interest bearing deposits and long-term debt, among the five largest banks in Chile.

Prudent Risk Management & Superior Asset Quality

We are one of the Chilean financial institutions with the highest credit quality and the healthiest loan portfolio in Chile. We believe this asset quality is the result of our well known prudent risk management approach and accurate credit risk models that are continuously being updated and have enabled us to maintain relatively low levels of past due loans (loans 90 days or more past due) and high coverage indicators over the last few years. According to the CMF, and under our internal reporting policies, as of September 30, 2021, we had a delinquency ratio (loans 90 days or more past due as a percentage of total loans) of 0.92% which was well below the industry average delinquency ratio of 1.38% posted by the Chilean banking industry (excluding Banco de Chile) as of the same date. Additionally, according to data published by the CMF, as of September 30, 2021, we had a coverage ratio (allowances for loan losses over loans 90 days or more past due) of 221.7%, which was well above the industry average coverage ratio of 179.0% as of the same date (excluding Banco de Chile).

During 2021, we have continued to improve our provisioning models while reinforcing our credit risk monitoring in order to reflect accurately the effects of the dynamics of the local economy on the payment behavior of our borrowers while being prepared to respond to lagging indicators of the effects of the pandemic on asset quality.

Our Business Strategy

Strategic Priorities

Our long-term strategy is intended to maintain profitable growth by placing the customer at the center of all of our decisions and continuously improving efficiency and productivity in all of our processes and procedures while maintaining a strong commitment to the country. These are our strategic priorities and we aspire to attain them through collaboration and teamwork.

Source: Banco de Chile.

●	Customer Centric Decision Making

We aim to support our customers and meet their needs throughout their lives. In order to achieve this goal, we strive to promote customer proximity and reliability, while providing our customers with the best service quality within the local market.

In our retail banking segment, our aim is to lead the market by providing differentiated and comprehensive value offerings based on a deep and continuously improving segmentation that permits us to engage in profitable and high-growth potential business opportunities. Thus, we expect to expand our business and customer base by developing tailored service models, optimizing our branch network, enhancing our presence in the small and medium-size company market and reinforcing certain lending products that should enable us to consolidate long-term relationships with the upper and middle-income individual customers, particularly through payment channel usage (such as credit cards), digital banking, installment loans and residential mortgage loans. Similarly, we aspire to target lower-income individuals and microbusinesses by promoting payroll-deduction lending and attracting customers previously unattached to any bank through a basic array of services.

We believe that there is room to grow in retail banking. Although Chile’s per capita GDP has increased fourfold over the last 30 years, banking penetration is still below that in developed countries, particularly in relation to residential mortgage and consumer loans. In fact, as of September 30, 2021, the loan book of the Chilean banking industry (excluding operations of subsidiaries abroad) represented 86% of Chilean GDP. During the same period, mortgage and consumer loans represented 27% and 10%, respectively. On the other hand, according to the CMF, as of September 30, 2021, we had market shares of 16.0% and 17.5% in residential mortgage loans and consumer loans, respectively, both behind the market leader by 5.2% and 3.6% in each case. Given the fierce competition in the Chilean banking industry, in order to take advantage of these opportunities, we are continuously developing innovative products and services to diversify our revenue sources. Accordingly, we have strived to build comprehensive value offerings for our retail segment in order to continue enhancing our fee-based income by promoting digitalization of products and services provided to these customers while improving benefits related to our customer loyalty programs.

Similarly, in our wholesale banking segment (which targets companies with annual sales over approximately Ch$2,100 million), we aim to maintain a market-leading position in loans while growing profitably in a market that is characterized by low margins and fierce competition. We intend to accomplish these goals by increasing our cross-selling of non-lending products and services. For this reason, we are focused on improving our cash management services, enhancing our internet-based services, increasing the penetration of products designed by our treasury and money market operations segment, strengthening our presence in certain lending products such as leasing and factoring and promoting international businesses by taking advantage of the Global Connectivity Agreement we maintain with Citigroup and the specialized array of financial services offered by our subsidiaries, such as securities brokerage, mutual funds management and financial advisory in order to meet the needs of certain niches within this business segment. The success of our wholesale banking segment is critical to our ability to maintain sustainable growth in revenues, particularly in fee-based income. Thus, cross-selling is one of our main priorities in this segment.

In our treasury and money market operations segment, we intend to take advantage of our specialized knowledge in order to increase the penetration of widely-used products in our current customer base while offering innovative products to potential clients. Also, we continuously seek newer and more convenient funding choices, locally and internationally, in order to support our long term business strategy by promoting an adequate diversification of our funding structure.

●	Main Achievements in 2021

(1)	Leading Position in Demand Deposits

Our funding structure is one of our most important competitive advantages. As of September 30, 2021, we continued to lead the industry among private banks in current accounts and demand deposit accounts by recruiting approximately 87,200 new current account holders in the nine months ended September 30, 2021. This recruitment partly sustained a 6.0% increase in the amount of current account holders in the nine months ended September 30, 2021, when compared to the holders we had as of December 31, 2020. Further, we achieved solid growth in the premium account holders base, which are accounts that have the highest average balance per current account in the local banking industry. We also continued to benefit from a flight-to-quality effect during 2021, amid the uncertainty produced by the COVID-19 pandemic among our customers as well as liquidity levels above average figures due to diverse non recurrent effects, which is supported by our superior credit rating and reputation, based on a strong soundness image.

Accordingly, in the nine months ended September 30, 2021, we had Ch$17,607,258 million in demand deposit account balances, which represented a 21.3% increase compared to the same period in 2020. As of September 30, 2021, we held a market share of 20.9% in total demand deposit account balances within the industry, excluding the operations of subsidiaries abroad and net of clearing, which placed us as the largest privately-owned bank in Chile. More importantly, we held a market share of 25.7% in personal banking based on account balances, ranking first within the whole banking industry.

(2)	FAN Account

In the second half of 2020, we launched the FAN Account, our full digital onboarding account designed for all type of individual customers. This account may be digitally opened without visiting one of our branches, with no paperwork but still subject to our strict account approval processes. Additionally, the FAN Account permits holders to perform local and international purchases with no entrance or maintenance fees, which pursues to promote financial inclusion. Also, the FAN account holders have access to all discounts, benefits and platforms offered by the Bank to its customers. During 2021, we have continued to enhance the value offering behind the FAN Account by implementing services, such as: (i) a new customer service channel with a chatbot called FANi that answers frequently asked questions, (ii) full access to digital Banco de Chile’s ecosystem, and (iii) cardless cash withdrawal.

Based on these advantages, as of September 30, 2021 we had been able to attract new customers through FAN Account by reaching 605,095 new holders, 94% of whom were not previously Banco de Chile account holders.

FAN Account Holders Evolution

(# of Holders)

Source: Banco de Chile’s management information system.

(3)	Advances in Digital Banking

In 2020, we have increased the use and development of new digital and remote channels in order to offer our customers tailored and timely services in order to meet their needs and also to preserve a long-term relationship with them.

Thus, during 2021 we continued to enhance our digital and mobile banking services, offering a set of mobile applications: MiBanco, MiCuenta, MiPago, MiPass, MiSeguro, MiInversion and MiBeneficio. Particularly, we made upgrades in MiBanco, MiPago y MiSeguro, most of them related to enhanced security protocols, updated graphics as well as new and optimized functionalities, to allow us to provide a unified offering between our digital channels. Likewise, we implemented a smart-pay service that enables customers to make payments through their smartphones and smartwatches while launching a QR code payment service for SMEs through MiPago application. We also updated our personal banking internet-based platform by bringing more functionalities, integrating analytics tools and making our website’s interface more intuitive to allow clients to navigate it more easily.

Also, in the nine months ended September 30, 2021, we migrated our SMEs, large companies and corporate customer base to Banconexion 2.0, which is a new website for companies that aims to improve the customer experience by providing one of the highest cybersecurity standards within the banking industry.

As a result of these efforts, in 2021 we were once again recognized as the most Innovative Digital Bank of the Year in Chile by The European magazine.

(4)	Continuous Improvements in Service Quality

We are convinced that in a highly competitive industry such as the Chilean banking system, a customer-centric focus is critical to generating loyalty and creating long-term profitable relationships. We believe that our high service quality is a competitive strength that differentiates us from competitors and supports our long term strategy by responding to the preferences of our current and potential customers. Accordingly, we strive to continuously improve our relationships with customers by developing commercial strategies and value offerings aligned with their needs, as well as improving our response time and customer satisfaction indicators. Consistent with this view, during 2021 we continued enhancing our commitment to service quality, improving existing and developing new online channels, such as our internet-based platform for companies Banconexion 2.0 and new functionalities for mobile applications, while implementing organizational changes to provide our customers with a more comprehensive approach and customized solutions.

We believe that our continued focus on our strategy and customers have contributed to our leading position among our peers in terms of service quality perception, as illustrated by rankings conducted by GFK Adimark in which we were we ranked first among our main banking peers in terms of the preferred bank to switch into with a 20.7% of positive mentions for the three-month period ended September 30, 2021.

We believe that our effort in developing comprehensive and customized value offerings for customers has contributed to improve the customer experience over time, and that the solutions that we launched during 2021 have allowed us to maintain customer satisfaction at healthy levels as reflected by a net promoter score of 65.0% as of September 30, 2021, according to a syndicated study conducted by Procalidad. This has also been supported by an average attrition rate of 3.5% for the nine months ended September 30, 2021, which favorably compares to the 4.3% attrition rate recorded in 2020 and the 6.2% average attrition rate posted sequentially between 2017 and 2019, according to our management information system.

●	Operating Efficiency and Productivity

We believe that efficiency and productivity are key competitive strengths that we have to maintain in order to sustain profitable growth in a changing business environment that is under increasing regulatory focus. Accordingly, we aim to become a productive and efficiency-oriented organization in all business aspects by developing simple, effective, secure and low-cost processes while maintaining the tightest cost control in the industry. To accomplish these goals, we have invested in information technology and the development of simpler, more manageable, secure and modern business processes and platforms to attain faster response times and higher productivity. We also continue to enhance our strategic development capabilities, increase our business scale, develop economies of scope by incorporating new financially related products and services, optimize our branch network, enhance our remote transactional channels, improve our credit processes, develop a higher level of automation in our internal processes and consolidate our cost control policy and monitoring procedures.

We are continuously developing and optimizing internal processes in order to reduce and manage our expenses. Throughout 2021, we have continued to enhance our IT infrastructure in order to increase stability and efficiency for all of our customers. Likewise, we have continued to disburse financial resources to reinforce our IT infrastructure in respect of cybersecurity matters. We believe this is the best way to improve our operating efficiency and enhance security standards while properly meeting our customers’ needs, which are increasingly linked to digital channels, fast response and timely service. For more information see “Item 4. Information on the Company–Capital Expenditures” in our Form 20-F.

●	Main Achievements in 2021

(1)	Branch Network and Headcount Optimization

We believe that remote channels are key to the future of banking, particularly amid new regulatory requirements, intensified competition, the entry of new banking players and higher reputational exposure, all of which translates into higher costs. Similarly, customers are increasingly demanding new and innovative distribution channels and visiting branches less, given lack of time, but mostly due to the massive use of internet and the fast adoption of smartphones. In 2018, these trends led us to undertake financial and strategic analyses aimed at revising our entire branch network in terms of profitability, location, layout and services offered through these channels. In 2021, we continued to deploy this analysis by considering demographic change, physical coverage, and customers’ profiles, among other topics. In this regard, our dual service model strategy includes the integration of the CrediChile network into the Banco de Chile’s network. Through these means, we believe that we are able to provide superior and tailored local solutions, as well as reduce operational costs.

As a result, we reduced our branch network from 334 locations as of December 31, 2020 to 272 branches as of September 30, 2021. Most of this decrease was related to our efficiency and branch optimization program.

Likewise, the deployment of our efficiency program has enabled us to streamline diverse internal processes with a front-to-back approach that, along with organizational restructuring we have carried out in order to both imprint an efficiency-focused culture across the corporation and due to the branch network optimization, has translated into a steady decline in headcount from 13,831 employees in 2018 to 12,395 employees in September 2021.

(2)	Cost Control Initiatives

Cost control has become one of our key efficiency pillars, for which we have established a specialized area that is implementing a cross-enterprise cost management program that seeks incremental savings gains in all the activities we carry out. In the nine months ended September 30, 2021, our cost base recorded a slight 1.5% increase when compared to the same period 2020. The increase was mainly concentrated in: (a) (i) higher personnel expenses due to non-recurrent effects associated with the effect of the collective bargaining process carried out with some of our unions, (ii) higher severance payments due to the organizational restructuring we have undertaken in the last two years and (iii) increased expenses in bonuses given improved business performance in 2021, (b) higher depreciation and amortization costs related to the projects we have deployed in the nine months ended September 30, 2021. These factors were partly offset by lower administrative expenses, which has been one of the key focus of the cost management program mentioned earlier, which has enabled us to decrease expenses in several areas including: (i) outsourced services due to the internalization of credit pre-evaluation services, (ii) lower fixed-asset maintenance costs given the repairs made in 2020 following the social upheaval that occurred in Chile in October 2019 and the overhaul of our branch network in the context of our optimization program, and (iii) lower office supply expenses. Based on these factors our cost-to-income ratio improved from 45.5% in the year ended December 31, 2020 to 43.3% in the nine months ended September 30, 2021.

The previously mentioned achievements have allowed us to improve certain operational ratios such as loans per employees, loans per branches and operating expenses to assets, as displayed in the following table, as of the dates indicated:

BANK’S INTERNAL REPORTING POLICIES	For the Year ended December 31,			As of September 30,
	2018	2019	2020	2020	2021
Total Loans (In millions of Ch$)	27,914,322	30,019,470	30,936,968	31,308,311	33,080,858
Operating Expenses (In millions of Ch$)	847,724	911,004	882,331	650,598	660,306
Branches (#)	390	359	334	335	272
Employees (#)	13,831	13,562	13,134	13,325	12,395
Operational Ratios
Loans per Branch (Millions of Ch$)	71,575	83,620	92,626	93,458	121,621
Loans per Employee (Millions of Ch$)	2,018	2,213	2,355	2,350	2,669
Expenses to Total Loans (%)	3.0%	3.0%	2.9%	2.8%	2.7%

Source: Banco de Chile’s management information system.

●	Commitment to Chile

Banco de Chile is devoted to focus on the progress of its customers by means of providing them with a wide array of services while supporting their funding needs. As an extension of this view, Banco de Chile is committed to the development of Chile and its individuals and companies by providing innovative tools that contribute to improve their quality of life. In this regard, we firmly believe that modern companies need to create effective mechanisms to build positive connections with all of their stakeholders and the society in which they carry out their business activities. This has become increasingly important in the midst of societal changes in Chile and worldwide.

This view is shared by the Bank and its employees, who support the development of Chile through diverse methods such as promoting social progress, contributing to environmental protection, decreasing extreme poverty, providing high-quality education to needy people, assisting disabled young people, fostering cultural development and embracing campaigns intended to overcome the effects of specific adverse events such as natural disasters.

●	Main Achievements in 2021

(1)	Entrepreneurship Support

During 2021, we continued to support diverse entrepreneurship by assisting our customers in the context of the economic recovery observed throughout the year once mobility restrictions began to be lifted and commercial activity returned to most of the industries. Thus, for instance, we continued supporting SMEs funding needs by granting Ch$1,234,501 million in secured loans associated with the FOGAPE Reactiva Program as of September 30, 2021.

In addition, we launched the Sixth National Entrepreneur Challenge, which attracted approximately 24,000 of micro and SMEs across Chile. This initiative is part of our SMEs for Chile Program and aims to provide entrepreneurs with training and tools that permit SMEs to improve their management and ensure their sustainability over time. Likewise, this initiative permits entrepreneurs to enter into an ecosystem in which they will increase visibility, boost sales and generate stronger and long-lasting relationships with their current and potential customers. The 32 finalists will participate in an unprecedented TV show, where they will receive support and mentoring from specialists in management, marketing and entrepreneurship matters while allowing them to make their business stories and ventures known across the country. This phase is expected to begin in December 2021 and end in February 2022 with the final pitch and the election of the six new winners composed of three microentrepreneurs and three SMEs.

Likewise, during November 2021, we launched the new TV network show Rutas para Chile, which is a joint effort between us and a collaborative network integrated by players focused on entrepreneurship in Chile such as Universidad del Desarrollo (UDD) Ventures, Fundación País Digital, Propyme, Nubox, Cebra, COMPITE and Multivende. This network aims to promote the expansion of SMEs in the country to increase their sales, improve the management of their businesses and support entrepreneurship. The TV program aims to promote tourism across the country by providing a for Chilean SMEs and entrepreneurs participating in the tourism industry across the country.

Also, as part of our Digital Transformation strategy, we have put at disposal of our SME customers new payment service, Mi Pago QR, based on scanning a QR Code or purchase code to facilitate transactions between entrepreneurs and their customer. This payment service is already available in more than 6,000 commercial locations across the country and in WebPay. By means of this new service, our customers may use their mobile phones to pay for services and products without needing a physical card.

(2)	Environmental Sustainability

Environmental sustainability has become a crucial goal for us, which has led us to think and take business actions in what we believe is a sustainable approach by caring for the environment and working to leave a better planet for future generations. For this reason, in the context of a new World Environment Day, we implemented a new Sustainable Welcome Kit for Personal Banking new customers, which includes compostable bags and cards created from recycled plastic. In order to do this, we modified the old Welcome Kit from a traditional cardboard box to a compostable corn bag that degrades between three to six months without requiring an industrial process, which compares to the 500 years that it takes for a normal plastic bag to degrade. In addition, one of the main and most innovative products to be included in this new Welcome Kit are the cards made from 85% recycled plastic, which maintain the same properties of the former, but considerably reduce the impact of CO2 emissions by 36% for each card produced, as well as saving energy by 50% and water by 75%. Likewise, the new Welcome Kit is expected to reduce the use of 15 tons of paper per year, thanks to the incorporation of a QR code, by which new customers will be able to access the Welcome Customer’s Guide, in addition to eliminating checkbooks.

(3)	Social Responsibility and COVID-19

As a result of our continuous focus on providing our employees and customers with a secure environment while taking all the sanitary measures defined by the health authority, in April 2021 we were recognized as one of the most responsible companies and with the best corporate governance in Chile in the tenth edition of the Corporate Responsibility and Governance ranking conducted by the Corporate Reputation Business Monitor, MERCO Chile. In a year marked by the COVID-19 pandemic, we ranked second, out of 100 Chilean companies. The ranking highlights the 100 most responsible companies with the best corporate governance, and measures their commitment to sustainability, social responsibility, contribution to the community, ethics and transparency.

Likewise, in November 2021, we became the first local bank to receive the COVID-19 Seal granted by Mutual de Seguridad (a non-for-profit labor accidents insurer to which we are affiliated), which certifies that all our branches, phone banking and headquarters across the country fully comply with preventive measures, recommendations and regulations promoted by the health authority during the pandemic. This recognition reflects our commitment and constant concern for the safety and health of our employees and customers.

(4)	Financial Education “Cuentas con el Chile Program”

We have a strong commitment to financial education, which has materialized through diverse initiatives. The “Cuentas con el Chile” program is a financial education and wellness program, which aims to contribute to financial education and inclusion through the implementation of various activities, including digital financial education, face-to-face financial education and financial education mentoring. In 2020, this initiative trained 4,634 entrepreneurs, including micro-entrepreneurs, SMEs, sector leaders, neighborhood leaders, migrants and students from different universities, schools and regions of Chile. In order to continue contributing to education and inclusion, in 2021, for the second consecutive year, we carried out our financial education course, a free program that targets high school students in the country. This year, approximately 2,625 students from 35 schools across the country will benefit from mentoring in financial education matters, based on contents developed by AgentPiggy, a financial education program for children, that comply with the requirements of the Education Ministry. These students joined the 3,415 students trained in 2020 under the same course.

(5)	Material Advances in ESG

All of the achievements mentioned earlier, as well as our solid corporate governance, have allowed us to achieve significant advances in ESG and we have recognized in that front. During 2021, we received an A rating from a prestigious international index that assesses diverse categories associated with ESG. This rating represented a three notch improvement from the former evaluation and reflects the strong accomplishments we have attained over the last year in ESG related matters, given our firm commitment to the community, the environment and our way of doing business.

●	Teamwork

One of the main goals of any corporation is to align employees’ perspectives with the company’s culture. In Banco de Chile, every worker has a crucial role in allowing us to achieve our strategic goals. In exchange for that, we believe all of our staff receives fair compensation and have access to benefits and policies that enable them to expand their professional capabilities in a work environment is committed to remain free of accidents, professional illnesses, work harassment, mobbing and discrimination.

In order to consolidate profitable growth, achieve high standards of service quality, attain operating efficiency and maintain a commitment to the country over the long run, we must have a motivated and highly qualified workforce committed to our corporate values. Accordingly, we strive to develop a distinctive culture among our employees by promoting: (i) a clear focus on the customer, (ii) confidence and responsibility, (iii) leadership and empowerment, (iv) collaboration and teamwork and (v) innovation and continuous improvement.

●	Main Achievements in 2021

(1)	Talent Attraction

We believe that talent attraction is crucial in order to achieve our medium-term goals. Consequently, we have devoted efforts over the last years in order to improve our participation in university fairs while strengthening our presence on social networks and reinforcing IT tools in order to expand our reach to prospective candidates. In 2021, we ranked first in the general ranking of “Merco Talento Chile 2021”, as in the last eight editions, which awarded us as the best organization in the country in terms of talent attraction and retention.

(2)	Other initiatives

We also seek to remain one of the most respected employers in Chile. We continue to strengthen our connection to our employees in order to align corporate values and goals with their career development and personal goals. In this regard, we have continued to focus on developing leadership capabilities and overall technical skills through training activities. Similarly, we have deployed diverse presentations on topics of interest for our employees, which have been conducted by specialized lecturers that transmit their experiences and knowledge on dealing with various professional situations. We believe these initiatives are aligned with our strategy and the professional development that our team aspires to achieve.

Principal Business Activities

We are a full-service financial institution that provides, directly and indirectly through our subsidiaries and affiliates, a wide variety of lending and non-lending products and services to all segments of the Chilean financial market. Accordingly, for management purposes we organize our operations in the following four business segments:

The information related to our business segments presented in this section has been prepared in accordance with our internal reporting policies. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Years Ended December 31, 2018, 2019 and 2020—Business Segments,” “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Years Ended December 31, 2018, 2019 and 2020—Summary of Differences between Internal Reporting Policies and IFRS” for a description of the most significant differences between our internal reporting policies and IFRS, and Note 41 to our Unaudited Financial Statements.

The following table sets forth information on the composition of our loan portfolio and our consolidated income before income tax in accordance with our internal reporting policies for the nine months ended September 30, 2021, allocated among our principal business segments:

	For the Nine Months Ended September 30, 2021
BANK’S INTERNAL REPORTING POLICIES:	Total Loans		% Participation in Total Loans	Income before Income Tax(1)
	(in millions of Ch$, except percentages)
Retail market	Ch$	21,214,638	64.1%	Ch$	336,284
Wholesale market		11,838,440	35.8		213,148
Treasury and money market operations		–	–		30,849
Operations through subsidiaries		27,780	0.1		58,790
Other (adjustments and eliminations)		–	–		-
Total	Ch$	33,080,858	100.0%	Ch$	639,071

(1)	This net income breakdown is used for internal reporting and planning purposes and it is based on, among other things, our estimated funding cost and direct and indirect cost allocations. This breakdown may differ in some extents from breakdowns of our operating income for financial reporting and regulatory purposes. Separate information on the operations, assets and income of our financial services subsidiaries and affiliates is provided below under “—Operations through Subsidiaries.”

The following table sets forth a breakdown of our loan portfolio by main lending products and business segments, in accordance with our internal reporting policies for the nine months ended September 30, 2021:

	For the Nine Months Ended September 30, 2021
BANK’S INTERNAL REPORTING POLICIES:	Commercial Loans		Mortgage Loans		Consumer Loans		Total Loans
	(in millions of Ch)
Middle & Upper Income Individuals	Ch$	2,541,416	Ch$	9,168,194	Ch$	3,423,403	Ch$	15,133,013
Consumer Finance		43,781		169,669		418,143		631,593
Small & Medium Enterprises		4,525,151		744,825		180,056		5,450,032
Retail Banking		7,110,348		10,082,688		4,021,602		21,214,638
Corporate Banking		7,003,322		-		38		7,003,360
Large Companies		4,817,012		14,827		3,241		4,835,080
Wholesale Banking		11,820,334		14,827		3,279		11,838,440
Subsidiaries		27,780		–		-		27,780
Total	Ch$	18,958,462	Ch$	10,097,515	Ch$	4,024,881	Ch$	33,080,858

Competition

Overview

The Chilean market for banking and other financial services is highly and increasingly competitive and consists of various market sectors. The most important sector is commercial banking with total loans (excluding operations of subsidiaries abroad) representing 85.8% of the Chilean GDP as of September 30, 2021. As of the same date, the Chilean banking industry consisted of 18 banks, 17 of which were private sector banks and one state-owned bank, namely, Banco del Estado. As of September 30, 2021, the six largest Chilean banks accounted for approximately 86.9% of all outstanding loans granted by Chilean financial institutions (excluding operations of subsidiaries abroad): Banco Santander—Chile (18.1%), Banco de Chile (16.7%), Banco de Crédito e Inversiones (“BCI”) (14.3%), Banco del Estado (14.1%), Scotiabank Chile (14.0%) and Itaú-Corpbanca (9.6%).

We face significant and increasing competition in all market segments in which we operate. As a comprehensive commercial bank that offers a wide range of services to all types of enterprises and individual customers, we deal with a variety of competitors, ranging from large private sector commercial banks to more specialized entities, such as “niche” banks. We also increasingly face competition, from non-banking companies like large department stores, private compensation funds, and saving and credit cooperatives with respect to some of our credit products, such as credit cards and consumer loans. Furthermore, in recent years and given the outstanding credit rating held by the country, as well as the liquidity observed in overseas markets, local middle market, corporations and multinational branches in Chile have increasingly replaced loans rendered by local banks with off-shore long-term debt. In addition, we face competition from other types of competitors, such as leasing, factoring and automobile financing companies (especially in lending products), as well as mutual funds, pension funds and insurance companies, within the market for savings and mortgage loans. Nevertheless, banks continue to be the main suppliers of leasing, factoring and mutual funds, while the insurance brokerage business has become an important component of the value offerings provided by banks.

Within the local banking industry, our primary competitors are the main private sector commercial banks in Chile, namely, Banco Santander—Chile, BCI, Scotiabank Chile , and Itaú-Corpbanca. Nevertheless, we also face competition from Banco del Estado, a state-owned bank, which has a larger customer base than we do. Banco del Estado, which operates under the same regulatory regime as Chilean private sector banks, was the fourth largest bank in Chile as of September 30, 2021, with outstanding total loans of Ch$27,790,302 million, representing a 14.1% market share (excluding operations of subsidiaries abroad), according to data published by the CMF.

In the retail market, we compete with other private sector Chilean banks, as well as with Banco del Estado, which has a large individual customer base. Among private sector banks, we believe our strongest competitors in this market are Banco Santander—Chile, Scotiabank Chile and BCI, as these banks have developed diversified business strategies focused on both small and medium-sized companies and lower to middle income segments of the Chilean population. In addition, we believe our strongest competitors in the high income individual segment are Banco Santander—Chile, Banco Bice and Banco Security, as these banks rely on specialized business models that provide wealth management and traditional banking services, as we do.

Historically, commercial banks in Chile have competed in the retail market against each other, and finance companies and department stores, with the latter two having traditionally been focused on consumer loans to low and middle-income segments. However, finance companies gradually disappeared between the 1990s and 2000s, as most of them merged into the largest commercial banks that dominate the Chilean banking industry today. Also, by the end of 1990s, the Chilean financial industry witnessed the rise of non-traditional banking competitors, such as large department stores. During the 2000s, these players gained increasing significance in the consumer lending sector, as they were permitted to issue financial products such as credit cards. Currently, there are two consumer oriented banks affiliated with Chile’s largest department stores: Banco Falabella and Banco Ripley. Although these banks had a combined market share (excluding operations of subsidiaries abroad) of only 2.1% as of September 30, 2021, according to the CMF, the presence of these banks is likely to make consumer banking more competitive over the next few years, especially within the lower income segment. As of September 30, 2021, consumer loans granted by Banco Falabella and Banco Ripley represented 12.6% and 2.8%%, respectively, of the total consumer loans rendered by the industry (excluding operations of subsidiaries abroad).

In the wholesale market, we believe our strongest competitors are also Banco Santander—Chile, BCI, Itaú-Corpbanca and Scotiabank Chile. Similarly, we believe these banks are our most significant competitors in the small and medium sized companies’ business segment.

We also compete, mainly through our subsidiaries, with companies that offer non-banking specialized financial services in the high-income individuals segment and the middle market and corporate segment such as Larrain Vial, BTG Pactual, Moneda Asset and CrediCorp (formerly IM Trust), whose core businesses are stock brokerage, financial advisory and wealth management services. Other Chilean commercial banks also compete in these markets of specialized financial services, but they are less focused on such businesses.

The Chilean banking industry has experienced increased levels of competition in recent years from domestic as well as foreign banks. This phenomenon has triggered a consolidation wave within the industry and the creation of more comprehensive banking entities that participate in most of our markets. Consequently, banks’ strategies have been increasingly focused on reducing costs and improving efficiency standards in order to compete effectively with the larger banks. Although we are making our best efforts in order to operate within this competitive environment, we acknowledge that our income may decrease as a result of increasing competition.

Changes in Banking Players

The information in the tables below for the years ended December 31, 2018, 2019 and 2020, and for the nine months ended September 30, 2021,  show our position within the Chilean financial industry. The market information is set forth under Chilean GAAP as published by the CMF and—unless otherwise indicated—excludes data related to operations of subsidiaries abroad. Also, as a result of the merger between Scotiabank Chile and Banco Bilbao Vizcaya Argentaria, Chile (BBVA Chile), figures for 2018, unless otherwise indicated, have been computed on a pro forma basis.

Balance Sheet

The following table sets forth certain statistical information on the Chilean financial system as of September 30, 2021, according to information published by the CMF under Chilean GAAP:

	As of September 30, 2021
	Assets			Loans(1)(2)			Deposits(2)			Equity(3)
CHILEAN GAAP:	Amount		Share	Amount		Share	Amount		Share	Amount		Share
	(in millions of Ch$, except percentages)
Private sector banks	Ch$	294,793,753	84.0%	Ch$	169,846,713	85.9%	Ch$	127,140,756	79.2%	Ch$	21,012,999	90.4%
Banco del Estado		56,207,382	16.0		27,790,302	14.1		33,388,564	20.8		2,228,186	9.6
Total banking system	Ch$	351,001,135	100.0%	Ch$	197,637,015	100.0%	Ch$	160,529,320	100.0%	Ch$	23,241,185	100.0%

Source: CMF

(1)	Loans to customers. Interbank loans are not included.
(2)	Excludes operations of subsidiaries abroad.
(3)	For purposes of this table, equity includes capital and reserves, net income for the period, provisions for minimum dividends, and minority interest.

Loans and Deposits

a.	Total Loans

We had total loans of Ch$33,080,858 million as of September 30, 2021, according to information published by the CMF under Chilean GAAP. The following table sets forth our market share and the market share of our principal private sector competitors in terms of total loans, as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	Total Loans(1)(2)(3)
	As of December 31,			As of September 30,
CHILEAN GAAP:	2018	2019	2020	2021
Banco Santander–Chile	18.3%	18.0%	18.5%	18.1%
Banco de Chile	16.9	16.5	16.6	16.7
Banco de Crédito e Inversiones	13.9	14.0	14.3	14.3
Scotiabank Chile	13.8	14.0	13.7	14.0
Itaú-Corpbanca	10.2	10.1	9.8	9.6
Total market share	73.1%	72.6%	72.9%	72.8%

Source: CMF

(1)	Allowances for loan losses not deducted.
(2)	Excludes operations of subsidiaries abroad.
(3)	Scotiabank Chile on pro forma basis for 2018 following the merger with BBVA Chile

b.	Total Deposits

We had total deposits (including demand deposits and time deposits) of Ch$26,579,462 million as of September 30, 2021, according to information published by the CMF under Chilean GAAP. The following table sets forth the market shares in terms of total deposits for private banks as of the dates indicated on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Total Deposits(1)(2)
	As of December 31,			As of September 30,
CHILEAN GAAP:	2018	2019	2020	2021
Banco Santander–Chile	17.1%	16.9%	16.8%	18.6%
Banco de Chile	15.9	15.9	16.1	16.6
Banco de Crédito e Inversiones	13.1	13.4	13.3	13.4
Scotiabank Chile	11.7	11.5	10.5	10.5
Itaú-Corpbanca	8.3	9.0	9.3	8.3
Total market share	66.1%	66.6%	66.0%	67.3%

Source: CMF

(1)	Excludes operations of subsidiaries abroad.
(2)	Scotiabank Chile on pro forma basis for 2018 following the merger with BBVA Chile.

c.	Demand Deposits

We had demand deposits of Ch$17,607,258 million as of September 30, 2021, according to information published by the CMF under Chilean GAAP. The following table sets forth the market shares in terms of demand deposits for private banks as of the dates indicated, on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Demand Deposits(1)(2)
	As of December 31,			As of September 30,
CHILEAN GAAP:	2018	2019	2020	2021
Banco de Chile	22.3%	22.6%	20.8%	20.9%
Banco Santander–Chile	20.4	20.5	20.0	20.6
Banco de Crédito e Inversiones	13.3	13.3	13.5	14.2
Scotiabank Chile	9.6	9.7	9.3	8.8
Itaú-Corpbanca	5.7	5.5	5.4	5.3
Total market share	71.3%	71.6%	69.0%	69.8%

Source: CMF

(1)	Excludes operations of subsidiaries abroad.
(2)	Scotiabank Chile on pro forma basis for 2018 following the merger with BBVA Chile.

d.	Time Deposits

We had time deposits of Ch$8,972,204 million as of September 30, 2021, according to information published by the CMF under Chilean GAAP. The following table sets forth the market shares in terms of time deposits for private banks as of the dates indicated, on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Time Deposits(1)(2)
	As of December 31,			As of September 30,
CHILEAN GAAP:	2018	2019	2020	2021
Banco Santander–Chile	15.5%	14.8%	13.8%	16.4%
Banco de Crédito e Inversiones	13.1	13.4	13.2	12.5
Scotiabank Chile	12.8	12.5	11.5	12.3
Banco de Chile	12.6	12.2	11.6	11.8
Itaú-Corpbanca	10.4	10.3	9.6	10.5
Total market share	64.5%	63.2%	59.7%	63.5%

Source: CMF

(1)	Excludes operations of subsidiaries abroad.
(2)	Scotiabank Chile on pro forma basis for 2018 following the merger with BBVA Chile.

Credit Quality and Risk Management

a.	Risk Index

The following table sets forth the ratio of allowances to total loans of the largest private banks in Chile and of the Chilean financial system as a whole (including such banks) as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	Allowances to Total Loans(1)(2)
	As of December 31,			As of September 30,
CHILEAN GAAP:	2018	2019	2020	2021
Scotiabank Chile	2.16%	2.11%	2.00%	1.65%
Banco de Crédito e Inversiones	1.85	1.97	2.22	1.85
Banco de Chile	2.17	2.28	2.41	2.04
Banco Santander—Chile	2.63	2.73	2.84	2.62
Itaú-Corpbanca	3.10	3.36	3.99	3.32
Financial system	2.46%	2.58%	2.73%	2.40%

Source: CMF

(1)	Includes operations of subsidiaries abroad.
(2)	Scotiabank Chile on pro forma basis for 2018 following the merger with BBVA Chile.

b.	Past-Due Loans (90 days or more)

The following table sets forth the ratio of past due loans (90 days or more) over total loans for the largest private banks in Chile as of the dates indicated on an individual basis, according to information published by the CMF under Chilean GAAP:

	Past Due Loans to Total Loans(1)(2)
	As of December 31,			As of September, 30
CHILEAN GAAP:	2018	2019	2020	2021
Banco de Chile	1.09%	1.39%	0.97%	0.92%
Banco de Crédito e Inversiones	1.37	1.36	1.18	0.99
Scotiabank Chile	1.66	1.90	1.47	1.21
Banco Santander-Chile	2.09	2.05	1.41	1.23
Itaú-Corpbanca	2.10	2.82	2.23	2.33
Financial system	1.91%	2.09%	1.59%	1.43%

Source: CMF

(1)	Past Due loans refer to loans 90 days or more past due, including installments that are overdue and the remaining amount of principal and interest.
(2)	Scotiabank Chile on pro forma basis for 2018 following the merger with BBVA Chile.

c.	Additional Allowances

The following table sets forth the amount of additional allowances established (under Chilean GAAP) by the largest private Chilean banks as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	Additional Allowances(1)(2)
	As of December 31,						As of September 30,
CHILEAN GAAP:	2018		2019		2020		2021
Banco de Chile	Ch$	213,252	Ch$	213,252	Ch$	320,252	Ch$	460,252
Banco de Crédito e Inversiones		67,872		16,692		160,176		283,031
Banco Santander–Chile		20,000		16,000		126,000		198,000
Scotiabank Chile		1,824		5,451		84,808		174,248
Itaú-Corpbanca		6,742		–		137,848		114,059
Financial System	Ch$	829,493	Ch$	799,664	Ch$	1,480,042	Ch$	1,954,984

Source: CMF

(1)	Includes operations of subsidiaries abroad.
(2)	Scotiabank Chile on pro forma basis for 2018 following the merger with BBVA Chile.

a.	Capital and Reserves

The following table sets forth balances of capital and reserves for the largest private banks in Chile as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	Capital and Reserves(1)(2)(3)
	As of December 31,						As of September 30,
CHILEAN GAAP:	2018		2019		2020		2021
Banco de Crédito e Inversiones	Ch$	3,181,307	Ch$	3,510,669	Ch$	3,672,487	Ch$	4,080,110
Banco de Chile		3,014,690		3,235,676		3,483,431		3,758,670
Banco Santander - Chile		2,871,378		3,083,852		3,290,386		2,992,187
Scotiabank Chile		2,034,269		1,965,959		2,312,753		2,517,469
Itaú-Corpbanca	Ch$	3,427,179	Ch$	3,351,440	Ch$	3,313,805	Ch$	2,283,911

Source: CMF

(1)	Capital and Reserves equals to total equity before provisions for minimum dividends and net income for the period.
(2)	Includes operations of subsidiaries abroad.
(3)	Scotiabank Chile on pro forma basis for 2018 following the merger with BBVA Chile.

b.	Average Equity

The following table sets forth balances of average equity for the largest private banks in Chile as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	Average Equity(1)(2)(3)
	As of December 31,						As of September 30,
CHILEAN GAAP:	2018		2019		2020		2021
Banco de Crédito e Inversiones	Ch$	2,942,073	Ch$	3,623,746	Ch$	3,954,478	Ch$	4,082,033
Banco de Chile		3,188,198		3,397,683		3,624,067		3,896,917
Banco Santander - Chile		3,130,990		3,354,523		3,653,398		3,508,579
Scotiabank Chile		1,917,544		2,124,895		2,422,350		2,621,573
Itaú-Corpbanca	Ch$	3,490,821	Ch$	3,595,725	Ch$	2,875,822	Ch$	2,400,776

Source: CMF

(1)	Includes operations of subsidiaries abroad.
(2)	Average total equity for the nine months ended September 30, 2021.
(2)	Scotiabank Chile on pro forma basis for 2018 following the merger with BBVA Chile.

c.	Basel Ratio

The following table sets forth the BIS ratios of the largest private Chilean banks as of the dates indicated, according to information published by the CMF:

	BIS Ratios(1)
	As of December 31,			As of September 30,
CHILEAN GAAP:	2018	2019	2020	2021
Banco de Chile	13.9%	14.1%	16.0%	16.5%
Banco Santander–Chile	13.4	12.9	15.4	14.2
Scotiabank Chile	11.4	10.9	13.2	13.3
Banco de Crédito e Inversiones	12.8	12.0	13.4	13.2
Itaú-Corpbanca	14.6	13.1	13.6	12.6
Financial System	13.3%	12.8%	14.7%	14.3%

Source: CMF

(1)	Regulatory Capital divided by Risk Weighted Assets (RWA). Figures since December 2020 considers a transition to Basel III.

d.	CET1 Ratio

The following table sets forth the CET1 ratios of the largest private Chilean banks as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	CET1 Ratios(1)
	As of December 31,			As of September 30,
CHILEAN GAAP:	2018	2019	2020	2021
Banco de Chile	11.1%	10.9%	12.2%	12.4%
Scotiabank Chile	8.6	7.9	10.3	10.3
Banco de Crédito e Inversiones	10.5	10.2	10.1	9.9
Banco Santander–Chile	10.6	10.1	10.9	9.6
Itaú-Corpbanca	14.2	13.4	8.4	8.0
Financial System	10.7%	10.3%	10.7%	10.4%

Source: CMF

(1)	Basic Capital (or CET1 Capital) divided by Risk Weighted Assets (RWA). Figures since December 2020 considers a transition to Basel III as established by the CMF.

Operating Revenue Generation

a.	Net Income attributable to equity holders

The following table sets forth the market shares in net income attributable to equity holders for private sector banks as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	Net Income(1)(2)
	As of December 31,			As of September 30,
CHILEAN GAAP:	2018	2019	2020	2021
Banco Santander—Chile	25.2%	21.8%	43.9%	21.0%
Banco de Chile	25.3	23.4	39.3	19.7
Banco de Crédito e Inversiones	16.9	15.9	26.9	15.1
Scotiabank Chile	4.6	10.0	23.4	11.6
Itaú-Corpbanca	7.3	5.0	(78.5)	8.2
Total Market Share	79.4%	76.1%	54.9%	75.5%

Source: CMF

(1)	Includes operations of subsidiaries abroad.

(2)	Scotiabank Chile on pro forma basis for 2018 following the merger with BBVA Chile.

b.	Operating Revenues

The following table sets forth the market shares in terms of operating revenues for private banks as of the dates indicated, on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Operating Revenues(1)(2)
	As of December 31,			As of September 30,
CHILEAN GAAP:	2018	2019	2020	2021
Banco Santander–Chile	18.1%	16.3%	17.1%	17.7%
Banco de Crédito e Inversiones	15.5	15.9	17.1	16.4
Banco de Chile	18.3	16.9	16.3	16.2
Scotiabank Chile	8.3	10.6	10.8	10.7
Itaú-Corpbanca	12.2	10.4	9.1	10.2
Total Market Share	72.5%	70.1%	70.4%	71.2%

Source: CMF

(1)	Includes operations of subsidiaries abroad.

(2)	Scotiabank Chile on pro forma basis for 2018 following the merger with BBVA Chile.

c.	Fees and Commissions

The following table sets forth the market shares in terms of revenues coming from fees and commissions for private banks as of the dates indicated, on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Fees and Commissions(1)(2)
	As of December 31,			As of September 30,
CHILEAN GAAP:	2018	2019	2020	2021
Banco de Chile	19.4%	21.6%	22.5%	20.7%
Banco de Crédito e Inversiones	16.5	16.6	17.0	15.4
Banco Santander–Chile	15.6	13.6	13.5	14.4
Scotiabank Chile	7.1	9.8	9.0	8.6
Itaú-Corpbanca	10.0	8.2	7.1	7.0
Total Market Share	68.6%	69.9%	69.2%	66.2%

Source: CMF

(1)	Includes operations of subsidiaries abroad.

(2)	Scotiabank Chile on pro forma basis for 2018 following the merger with BBVA Chile.

d.	Operating Margin

The following table sets forth the operating margins for private banks as of the dates indicated on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Operating Margin(1)(2)
	As of December 31,			As of September 30,
CHILEAN GAAP:	2018	2019	2020	2021
Banco de Chile	6.1%	5.7%	5.6%	5.0%
Banco Santander—Chile	5.6	5.2	5.1	4.9
Scotiabank Chile (3)	3.4	5.5	5.1	4.5
Itaú-Corpbanca	5.1	2.6	3.8	4.5
Banco de Crédito e Inversiones	4.8	5.3	5.2	4.2
Financial System Average	5.1%	5.2%	5.1%	4.6%

Source: CMF

(1)	Includes operations of subsidiaries abroad.

(2)	Operating income divided by average interest earning assets.

(3)	Scotiabank Chile on pro forma basis for 2018 following the merger with BBVA Chile.

Profitability	Ratios

a.	Return on Capital and Reserves

The following table sets forth our return attributable to equity holders on capital and reserves and the returns attributable to equity holders on capital and reserves of our principal private sector competitors and the Chilean banking industry as a whole, in each case as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	Return on Capital and Reserves(1)(2)(3)
	As of December 31,			As of September 30,
CHILEAN GAAP:	2018	2019	2020	2021
Banco Santander–Chile	20.6%	17.9%	15.7%	24.2%
Banco de Chile	19.7	18.3	13.3	18.1
Scotiabank Chile	5.3	12.9	11.9	15.9
Banco de Crédito e Inversiones	12.4	11.5	8.6	12.7
Itaú-Corpbanca	5.0	3.8	(27.9)	12.3
Financial System Average	12.2%	12.5%	5.4%	16.0%

Source: CMF

(1)	Corresponds to net income attributable to equity holders divided by the year-end balance of Capital and Reserves.

(2)	Includes operations of subsidiaries abroad.

(3)	Scotiabank Chile on pro forma basis for 2018 following the merger with BBVA Chile.

b.	Return on Average Equity (ROAE)

The following table sets forth our return on average equity and the returns on average equity of our principal private sector competitors and the Chilean banking industry as a whole, in each case as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	Return on Average Equity(1)(2)(3)
	As of December 31,			As of September 30,
CHILEAN GAAP:	2018	2019	2020	2021
Banco Santander–Chile	18.9%	16.5%	14.2%	20.6%
Banco de Chile	18.7	17.5	12.8	17.5
Scotiabank Chile	5.7	12.0	11.4	15.4
Banco de Crédito e Inversiones	13.6	11.2	8.0	12.8
Itaú-Corpbanca	4.9	3.5	(31.7)	11.8
Financial System Average	12.3%	11.9%	5.3%	15.2%

Source: CMF

(1)	Corresponds to net income attributable to equity holders divided by the average balance of Total Equity.

(2)	Includes operations of subsidiaries abroad.

(3)	Scotiabank Chile on pro forma basis for 2018 following the merger with BBVA Chile.

c.	Return on Average Assets (ROAA)

The following table sets forth our return on average assets and the returns on average assets of our principal private sector competitors and the Chilean banking industry as a whole, in each case as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	Return on Average Assets(1)(2)(3)
	As of December 31,			As of September 30,
CHILEAN GAAP:	2018	2019	2020	2021
Banco de Chile	1.7%	1.6%	1.0%	1.5%
Banco Santander–Chile	1.6	1.3	0.9	1.3
Scotiabank Chile	0.4	0.8	0.7	1.1
Banco de Crédito e Inversiones	1.1	0.9	0.6	0.9
Itaú-Corpbanca	0.6	0.4	(2.5)	0.8
Financial System Average	1.0%	1.0%	0.4%	1.1%

Source: CMF

(1)	Corresponds to net income attributable to equity holders divided by the average balance of Total Assets.

(2)	Includes operations of subsidiaries abroad.

(3)	Scotiabank Chile on pro forma basis for 2018 following the merger with BBVA Chile.

Operating Efficiency

a.	Operating Expenses

The following table sets forth the market shares in terms of operating expenses for private sector banks as of the dates indicated on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Operating Expenses(1)(2)
	As of December 31,			As of September 30,
CHILEAN GAAP:	2018	2019	2020	2021
Scotiabank Chile	8.7%	11.0%	8.7%	9.8%
Itaú-Corpbanca	14.3	12.8	24.0	11.5
Banco de Chile	16.2	15.7	13.0	14.9
Banco Santander—Chile	14.6	14.0	12.7	15.6
Banco de Crédito e Inversiones	16.5	16.5	15.3	17.1
Total Market Share	70.3%	69.9%	73.6%	69.0%

Source: CMF

(1)	Includes operations of subsidiaries abroad.

(2)	Scotiabank Chile on pro forma basis for 2018 following the merger with BBVA Chile.

b.	Cost-to-Loans Ratio

The following table sets forth the ratios of operating expenses to total loans for privately owned banks as of the dates indicated on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Cost-to-Loans Ratio(1)(2)
	As of December 31,			As of September 30,
CHILEAN GAAP:	2018	2019	2020	2021
Scotiabank Chile	2.0%	2.5%	2.3%	2.1%
Banco Santander—Chile	2.5	2.5	2.5	2.6
Banco de Crédito e Inversiones	2.9	2.8	2.9	2.6
Banco de Chile	3.0	3.0	2.9	2.7
Itaú-Corpbanca	3.5	3.2	7.2	2.8
Total Market Share	3.0%	3.0%	3.4%	2.8%

Source: CMF

(1)	Excludes operations of subsidiaries abroad.

(2)	Operating expenses divided by total loans (before deducting allowances for loan losses) as of the dates indicated.

(2)	Scotiabank Chile on pro forma basis for 2018 following the merger with BBVA Chile.

c.	Efficiency Ratio (Cost-to-income)

The following table sets forth the efficiency ratios of the largest private Chilean banks as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	Efficiency Ratio(1)(2)(3)
	As of December 31,			As of September 30,
CHILEAN GAAP:	2018	2019	2020	2021
Banco Santander–Chile	41.5%	42.0%	42.5%	41.3%
Scotiabank Chile	54.0	50.5	46.4	43.1
Banco de Chile	45.3	45.2	45.5	43.3
Banco de Crédito e Inversiones	54.5	50.6	51.0	48.9
Itaú-Corpbanca	60.2	59.9	151.0	52.9
Financial System Average	51.3%	48.8%	57.2%	46.9%

Source: CMF

(1)	Operating expenses divided by operating revenue.

(2)	Includes operations of subsidiaries abroad.

(3)	Scotiabank Chile on pro forma basis for 2018 following the merger with BBVA Chile.

OTHER RECENT DEVELOPMENTS

Spanish Court’s Request to Chilean Judicial Authorities

Please refer to “Item 8 -Financial Information – Legal Proceedings – Request from Spanish Court to Chilean Authorities” of the Bank’s Form 20-F for the year ended December 31, 2013, as filed with the U.S. Securities and Exchange Commission on April 25, 2014. As described therein, the applicable Spanish court sent a rogatory letter to the applicable Chilean judicial authorities in order to notify them that a lawsuit pending before the Spanish Court had been amended to add causes of action concerning concealment of assets and money laundering against our chairman and the former manager of our former New York branch and against us, Banchile Corredores de Bolsa S.A. and Banchile Administradora General de Fondos S.A., the latter three facing subsidiary civil liability only. The rogatory letter, among other items, requested a joint guarantee from the defendants in the amount of U.S. $77,348,374 and, if the aforementioned parties were not to grant such a joint guarantee, requested the attachment of assets of up to U.S. $103,131,165. In April 2012, the Spanish court temporarily dismissed such lawsuit on the grounds that Chilean judicial authorities were investigating the same matters and, therefore, should take lead on said investigation. Likewise, the Chilean judicial investigation, where no charges were filed against us or our related parties, was temporarily dismissed in January 2014. However, the Spanish investigation was reopened in 2021. As such, we hereby provide an update of the current status.

In January 2021, the Criminal Chamber of the National Audience of Spain, sustaining a petition from the plaintiff, ordered the reopening of this investigation and later the Spanish court requested that a new rogatory letter be sent to the Chilean judicial authorities, requesting that we, our subsidiaries, Banchile Corredores de Bolsa S.A. and Banchile Administradora General de Fondos S.A., and our Chairman be given notice of the reopening of this investigation.

In August 2021, the Chilean Supreme Court admitted this new rogatory letter, deciding that the information sent merely exhibits a dismissal and reopening of the investigation, and that it does not contain any substantive pronouncement that could affect the jurisdiction of the Chilean courts or Chile’s sovereignty. It is worth noting that the notice of the reopening of this investigation does not in any way make the persons so notified parties to the Spanish proceeding, nor does it imply the formulation of charges against them. Further, the competence and jurisdiction to hear the above-mentioned facts corresponds exclusively to the Chilean courts.

Public Prosecutor Investigation Against Former Commander in Chief

In August 2021, the Chilean Public Prosecutor requested us to provide background information of our compliance with the crime prevention models set forth in local legislation and their implementation in relation to certain transactions carried out by the former Commander in Chief of the Chilean Army, Mr. Juan Miguel Fuente-Alba and his spouse. We also received supplementary requirements after the initial request.

These requests from the Chilean Public Prosecutor’s Office are due to an investigation of the purported criminal liability of legal entities or natural persons, other than Mr. Fuente-Alba and his spouse, who are currently defendants in criminal proceedings. Further, this investigation includes banks or financial institutions, and some related parties, who may have been involved in money laundering in connection with the criminal proceedings against Mr. Fuente-Alba.

We are cooperating fully in the investigation and providing the necessary documentation to the Chilean Public Prosecutor.

Circular No. 2,295 of the CMF: Adjustment and Update of Compendium of Accounting Standards and Reporting System

On October 7, 2021, the CMF published some adjustments and updates to the Compendium which will become effective on January 1, 2022, and to the reporting system by which this information must be submitted to the CMF. Among other matters, this update includes the accounting information required to make financial statements of the Chilean banks consistent with Basel III guidelines. In addition, some of the instructions of the current Compendium have been clarified, mainly regarding the application of the following IFRS rules: (i) IFRS 9, on accounting treatment of instruments that may qualify as additional capital Tier 1 and Tier 2, (ii) IFRS 8, on mistakes associated to events of operational risk and (iii) IFRS 37, on the determination of provisions due to operational risk. Chapter B-1 of the Compendium, on aggregate exposure of commercial loans, has also been amended, though it will become effective on July 1, 2022.

As mentioned earlier, we have undertaken diverse IT projects that aim to address all the requirements associated with the adoption of the new Compendium, which will enable us to fully comply with the guidelines established by the CMF through the Compendium. We do not expect any material impact in our results of operations or financial condition due to the adoption of the new Compendium.

Sale of Nexus Stake

On November 29, 2021, Banco de Chile (holder of a 29.63% share ownership) and all of the other shareholders of Operadora de Tarjetas de Crédito Nexus S.A. (“Nexus”), a company whose purpose is to provide credit card processing services, agreed to sell 100% of their shares in Nexus to a third party. The transaction is subject to the fulfillment of a series of conditions, including the authorization of the CMF and the approval of the Fiscalía Nacional Económica (Chilean Antitrust Prosecution Office).